

Aetna®

2010
Aetna Annual Report,
Financial Report to Shareholders



Aetna Inc.
151 Farmington Avenue
Hartford, Connecticut 06156

Ronald A. Williams
Chairman

To our shareholders:

For nearly 160 years, Aetna has successfully adapted to changing marketplace, political and social dynamics as we sought to create value for the people who use our services. In 2010, we again embraced change as we effectively repositioned the company for success.

Success in 2010

We entered 2010 determined to improve our performance, despite ongoing challenges from a slow economy. With our customers at the center, we took decisive action to strengthen our business fundamentals, enhancing productivity and operational excellence. We recalibrated our pricing, and strengthened our medical quality and cost-management processes to reflect changing market conditions.

As a result, we realized full-year operating earnings of $1.5 billion, a year-over-year increase of more than 25 percent; and full-year operating earnings per share of $3.68, an increase of 34 percent compared to 2009.

We achieved important operational and strategic objectives, including:

- Expanding our Medicaid business through new contracts in Florida and Pennsylvania, and winning a fully insured Aged Blind and Disabled contract in Illinois;
- Obtaining a new ActiveHealth business contract in North Carolina covering 500,000 state employees and their beneficiaries. This contract includes facilitating the roll out of a Patient-Centered Medical Home model of care statewide;
- Earning, for the second year in a row, the J.D. Power and Associates* call center certification for providing "An Outstanding Customer Service Experience" at our concierge customer service call center in High Point, N.C., which supports our Aetna*One*® leading-edge integrated platform;
- Entering into a strategic, long-term Pharmacy Benefit Management agreement with CVS Caremark, further enhancing Aetna's market-leading integrated value proposition for customers; and
- Acquiring Medicity, a leading health information exchange company to bolster our health care information technology strategy.

We also increased the company's cash dividend and declared a quarterly dividend of $0.15 per share as part of an efficient capital deployment strategy that allows us to continue to invest in our company while providing a meaningful return to our shareholders.

To help our members become better consumers of health care services, we implemented new consumer tools and technologies. Members can now access their benefits through mobile phone applications, navigate our secure member website with help from "Ann", Aetna's virtual assistant, or estimate the cost of health services before they incur them through our Payment Estimator tool.

To help improve the quality of our members' lives, we also continued to evolve Aetna's Care Management strategy. Focused on caring for our members at every stage of their health, our Wellness, Disease Management and Case Management programs are designed to help people stay healthy, manage a chronic condition or recover from an illness. For example, in 2010, more than 2.3 million individualized Care Consideration messages were communicated to Aetna members and their physicians, identifying potential opportunities to improve care.

I am proud of our accomplishments and want to thank Aetna's dedicated employees, who contributed to our success. In 2011, our financial strength and highly respected brand will serve us well as we strategically position the company to capitalize on marketplace opportunities, including international expansion and health care reform.

Health Care Reform Became Law

2010 also marked the historic passage of the Patient Protection and Affordable Care Act, and the beginning of a multiyear implementation process. Although the initial legislation opened up access for millions of Americans, it did not effectively deal with issues of affordability and quality. We must address the way we deliver and pay for health care in this country and move to a system that rewards quality of care delivered rather than just the quantity of services provided.

Aetna has been a leader throughout the reform process, and we continue to work closely with federal and state regulators. We successfully implemented 2010 benefits mandates and additional plan requirements. As we prepare for longer-term market reforms, we are confident in our ability to adapt to a new health care landscape and help our customers do the same.

Our Strategy for the Future

The next 10 years will be a critical time for health care. America will continue to work toward building a better health care system. Globally, the increased prevalence of chronic diseases will put more pressure on health systems, social structures and economies. These challenges, both in the U.S. and abroad, are not going away. Our strategy to empower people around the globe to live healthier lives clearly aligns with these external trends, takes advantage of our strengths and helps us meet a critical societal need.

We will strengthen our leadership in the U.S. by providing more affordable solutions to customers. We will capitalize on opportunities that come from reform and the entry of millions of new customers into the marketplace. And we also will explore new businesses and markets that offer the potential for long-term profitable growth such as expanding our roles in health information technology and international markets.

A New Era of Leadership

2010 was indeed a year of change. Mark Bertolini assumed the responsibility of CEO in November; and upon my retirement in April 2011, will assume the additional role of Chairman of the Board. I have every confidence in Mark's ability to lead Aetna into a new era. He has been closely involved in the company's strategy, vision and values. His experience and deep knowledge of the industry make him the right leader to steer Aetna on its path to becoming the global leader in health care. I wish him, and everyone at Aetna, great success.

In closing, I want to express how privileged I feel to have led this great company. I am proud of what we accomplished over the last 10 years, which included a historic financial turnaround; sustained industry leadership; and a strong voice in the quest for quality, affordable health care. I leave knowing that Aetna is in good hands with a bright future.

Thank you for your support through the years and continued investment in Aetna.



Ronald A. Williams
March 2011

Note: As we have done in recent years, in an effort to conserve environmental resources, our traditional summary Annual Report is available in an online format. Please visit www.aetna.com/2010annualreport to learn how we are embracing change and engaging people.

*For information on J.D. Power and Associates 2010 Call Center Certification Program℠, visit www.jdpower.com.

Unless the context otherwise requires, references to the terms we, our, or, us, used throughout this 2010 Annual Report, Financial Report to Shareholders (the "Annual Report") refer to Aetna Inc. (a Pennsylvania corporation) ("Aetna") and its subsidiaries.

For your reference, we provide the following index to the Annual Report:

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

OVERVIEW

We are one of the nation's leading diversified health care benefits companies, serving approximately 35.3 million people with information and resources to help them make better informed decisions about their health care. We offer a broad range of traditional and consumer-directed health insurance products and related services, including medical, pharmacy, dental, behavioral health, group life and disability plans, and medical management capabilities and Medicaid health care management services. Our customers include employer groups, individuals, college students, part-time and hourly workers, health plans, governmental units, government-sponsored plans, labor groups and expatriates. Our operations are conducted in three business segments: Health Care, Group Insurance and Large Case Pensions.

Summarized Results

(Millions)	2010	2009	2008
Revenue:			
Health Care	**$ 31,604.0**	$ 32,073.3	$ 28,775.0
Group Insurance	**2,118.6**	2,143.0	1,710.7
Large Case Pensions	**523.4**	547.8	465.0
Total revenue	**34,246.0**	34,764.1	30,950.7
Net income	**1,766.8**	1,276.5	1,384.1
Operating earnings: [1]			
Health Care	**1,650.1**	1,412.7	1,802.3
Group Insurance	**128.0**	103.8	136.8
Large Case Pensions	**27.8**	32.2	38.8
Cash flows from operations	**1,412.1**	2,488.3	2,206.9

(1) Our discussion of operating results for our reportable business segments is based on operating earnings, which is a non-GAAP measure of net income (the term "GAAP" refers to U.S. generally-accepted accounting principles). Refer to Segment Results and Use of Non-GAAP Measures in this Document on page 6 for a discussion of non-GAAP measures. Refer to pages 7, 10 and 11 for a reconciliation of operating earnings to net income for Health Care, Group Insurance and Large Case Pensions, respectively.

We analyze our operating results based on operating earnings, which excludes net realized capital gains and losses as well as other items from net income. Operating earnings for the past three years were primarily generated from our Health Care segment. This segment produced higher operating earnings in 2010 than 2009, but lower than 2008. Operating earnings in 2010 were higher than 2009 primarily due to higher Commercial underwriting margins (calculated as premiums less health care costs) in our Health Care segment. Our operating earnings in 2009 were lower than 2008 due primarily to lower underwriting margins in our Health Care segment.

In 2010, underwriting margins in the Health Care segment were higher than 2009 primarily due to higher Commercial underwriting margins, driven by management actions to appropriately price the business, members' lower utilization and favorable development of prior-period health care cost estimates, partially offset by the effect of lower Commercial Insured membership in 2010. Underwriting margins in 2009 were lower than 2008, primarily due to significantly lower Commercial underwriting margins in 2009 as well as unfavorable development of prior-period health care costs estimates from 2008. In 2009, our Commercial Health Care products experienced increased per member health care costs that significantly outpaced the increase in per member per month premiums, which resulted in a higher Commercial medical benefit ratio and a lower Commercial underwriting margin.

During 2010 total revenue declined compared to 2009 primarily as a result of lower Commercial Insured membership as well as a decline due to the mix of business partially offset by premium rate increases. In 2009, total revenue grew compared to 2008, driven primarily by growth in membership as well as the impact of premium rate increases in our Health Care segment.

In 2010, our Health Care segment experienced lower medical Insured membership (where we assume all or a majority of the risk for medical and dental care costs) and slightly higher medical membership in our administrative services contract ("ASC") products (where the plan sponsor assumes all or a majority of the risk for medical and dental care costs). During 2010, membership for our dental and pharmacy products also decreased. At December 31, 2010, we served approximately 18.5 million medical members (consisting of approximately 32% Insured members and 68% ASC members), 13.7 million dental members and 9.4 million pharmacy benefit management services members. At December 31, 2009, we served approximately 18.9 million medical members (consisting of approximately 34% Insured members and 66% ASC members), 14.1 million dental members and 10.3 million pharmacy benefit management services members. Refer to "Health Care – Membership" on page 9 for further information.

During the past three years our cash flows supported both new and ongoing initiatives.
We generated substantial cash flows from our businesses in the past three years, which we used to support our growth strategies, repurchase our common stock and contribute to our pension plan.

We invest in the development of our business by acquiring companies that support our strategy. During 2010, we entered into an agreement to acquire Medicity Inc. ("Medicity"), a health information exchange technology company, for approximately $500 million. This transaction closed in January 2011. In 2009, we completed the acquisition of Horizon Behavioral Services, LLC, a leading provider of employee assistance programs, for approximately $70 million.

In 2010, 2009 and 2008, we repurchased approximately 52 million, 29 million and 43 million shares of our common stock at a cost of approximately $1.6 billion, $773 million and $1.8 billion, respectively, under share repurchase programs authorized by Aetna's Board of Directors (our "Board").

We have contributed to our tax-qualified defined benefit pension plan (the "Aetna Pension Plan") in each of the past three years. During 2010, 2009 and 2008, we made voluntary cash contributions of $505 million, $45 million and $45 million, respectively. As a result of our 2010 contribution, we expect to have no required contribution in 2011, although we expect to voluntarily contribute $60 million to the Aetna Pension Plan in 2011.

We issued $750 million and $500 million of senior notes in 2010 and 2008, respectively. The 2010 senior notes were issued in anticipation of the 2011 scheduled maturity of certain of our senior notes, and the 2008 senior notes were issued to secure long-term capital at favorable rates.

Management Update
In October 2010, we announced the following changes;

- Ronald A. Williams, Aetna's Chairman, will retire from Aetna and our Board in April 2011. Mr. Williams had been our Chief Executive Officer since February 14, 2006 and has been our Chairman since October 1, 2006. Following his retirement, Mr. Williams has agreed to provide consulting services to Aetna and the Aetna Foundation, Inc., the independent and philanthropic arm of Aetna.

- Mark T. Bertolini, who has been President since 2007, was named Aetna's Chief Executive Officer and elected to our Board, effective November 29, 2010. Mr. Bertolini is expected to become Aetna's Chairman upon Mr. Williams' retirement in 2011.

- Joseph M. Zubretsky was appointed Senior Executive Vice President and Chief Financial Officer, effective November 29, 2010.

- Margaret M. McCarthy was appointed Executive Vice President, Operations and Technology, effective November 29, 2010.

Medicare Update
Effective April 21, 2010, the Centers for Medicare & Medicaid Services ("CMS") imposed intermediate sanctions on us, suspending the enrollment of and marketing to new members of all Aetna Medicare Advantage and Standalone Prescription Drug Plan ("PDP") contracts. The sanctions relate to our compliance with certain Medicare Part D requirements. The suspension does not affect our current Medicare enrollees who stay in their existing plans. CMS has granted us a limited waiver of these sanctions to allow us to continue to enroll eligible members into existing, contracted group Aetna Medicare Advantage Plans and Standalone PDPs through March 31, 2011. As a result of these sanctions, our 2011 Medicare membership was adversely affected because we did not participate in the 2010 open enrollment for individual 2011 Medicare plans, which occurred between November 15, 2010 and December 31, 2010.

We are cooperating fully with CMS on its review and are working to resolve the issues CMS has raised as soon as possible. If the CMS sanctions remain in effect or we fail to obtain extensions of the limited waiver through the end of those sanctions, our Medicare membership and operating results could be adversely affected.

Pharmacy Benefit Management Subcontract Agreement with CVS Caremark Corporation

In July 2010, we entered into a Pharmacy Benefit Management Subcontract Agreement with CVS Caremark Corporation ("CVS Caremark") (the "PBM Agreement") that we believe will further enhance value and service for our customers and members. CVS Caremark began providing services under the PBM Agreement on January 1, 2011. Under the PBM Agreement, we continue to maintain and manage our pharmacy benefit management ("PBM") organization and retain and operate our mail order and specialty pharmacies. CVS Caremark provides the administration of selected functions for our retail pharmacy network contracting and claims administration; mail order pharmacy and specialty pharmacy order fulfillment and inventory purchasing and management; and certain administrative services. We expect the PBM Agreement to allow us to preserve and enhance our integrated value proposition, integrate medical, clinical and pharmacy programs and data to improve quality of care while lowering costs, and enhance the affordability of our Health Care products through improved retail, mail order and specialty pharmacy drug pricing. We incurred transaction and integration costs associated with the PBM Agreement in 2010 and expect to continue to incur integration costs during 2011. Those integration costs included and are expected to include costs associated with transferring employees to CVS Caremark, rationalizing locations and systems integration.

Health Care Reform Legislation

In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (collectively, "Health Care Reform"), which makes broad-based changes to the U.S. health care system which could significantly affect the U.S. economy and will significantly impact our business operations and financial results, including our pricing and medical benefit ratios. Health Care Reform presents us with new business opportunities, but also with new financial and other challenges. It is reasonably possible that Health Care Reform, in the aggregate, could have a material adverse effect on our business operations and financial results.

Components of the legislation will be phased in over the next seven years. We are and will continue to be required to dedicate material resources and incur material expenses during that time to implement and comply with Health Care Reform as well as state-level health care reform. While the federal government has begun to issue regulations implementing Health Care Reform, many significant parts of the legislation, including minimum medical loss ratios ("MLRs"), require further guidance and clarification both at the federal level and in the form of regulations and actions by state legislatures to implement the law. As a result, many of the impacts of Health Care Reform will not be known for several years. Pending efforts in the U.S. Congress to repeal, amend or restrict funding for various aspects of Health Care Reform and the pending litigation challenging the constitutionality of Health Care Reform create additional uncertainty about the ultimate impact of the legislation.

The expansion of health care coverage contemplated by Health Care Reform will be funded in part by material additional fees and taxes on us and other health insurers, health plans and other market participants and individuals beginning in 2014, as well as reductions to the reimbursements we and other health plans are paid by the federal government for our Medicare members, among other sources. While not all-inclusive, we are evaluating the impact of the following key provisions of Health Care Reform (assuming it is implemented in its current form) to determine the impact that they will have on our business operations and financial results:

- Requirements that began in September 2010 for health plans to submit and justify rates, provide dependent coverage up to age 26, eliminate certain lifetime and annual maximum limits on the dollar value of coverage, eliminate payments by members for covered preventive services, provide required reimbursements for emergency services, eliminate prohibited policy rescissions and implement new claim appeal procedures. Regulations issued to date, among other things: permit specified lifetime and minimum annual coverage limits, which will be phased out by 2014; effectively guarantee issuance of insurance coverage for enrollees under age 19 beginning in 2010; clarify the rules applicable to grandfathered status; clarify regulations regarding appeals; delay application of anti-discrimination requirements; and provide implementation guidance across a range of topics.
- Closure of the gap in coverage for Medicare Part D prescription drug coverage (the so-called "donut hole") which began to close in 2010 and will incrementally close until the coverage gap is eliminated in 2020.

- Required minimum MLRs, as defined by interim final regulations, for insured plans of 85% for the large group market and 80% for the individual and small group markets beginning January 1, 2011, with rebates issued to employers and/or members for the amount under the minimum beginning in 2012.
- Enhanced rate review and disclosure processes on the part of states or the U.S. Department of Health and Human Services ("HHS") for premium increases above a specified threshold. HHS has filed a Notice of Proposed Rulemaking outlining its expectations of state review as well as circumstances under which HHS would intervene in the review process. The final rules are expected to be issued in 2011.
- Freezing 2011 Medicare Advantage payment rates for payments to us based on 2010 levels, with additional reductions over a multi-year period beginning in 2012 based on regionally-adjusted benchmarks and the linking of Medicare Advantage payments to a plan's CMS quality rating or "star rating."
- Non-deductibility of employee compensation in excess of $500,000 beginning in 2013. Additionally, there will be material annual taxes and assessments on health insurance providers beginning in 2014.
- Multiple insurance reforms beginning in 2014, including rating limits and benefit requirements, guaranteed issue and renewability of coverage in the individual and small group markets, elimination of pre-existing conditions exclusions for all re-enrollees, elimination of annual limits on the dollar value of coverage, and a prohibition on eligibility waiting periods beyond 90 days.
- Establishment of state-based health insurance exchanges (the "Exchanges") for the individual and small group markets by 2014.
- Expansion of state-based Medicaid coverage beginning in 2014.
- Establishment of individual and employer mandates for insurance coverage, federal assistance to purchase health coverage for individuals, and detailed public reporting and disclosure requirements for health care plans, each beginning in 2014.
- A 40% excise tax on employer-sponsored health benefits above a certain threshold beginning in 2018.

The law also specifies required benefit designs, limits rating and pricing practices, encourages additional competition (including potential incentives for new market entrants) and significantly increases federal oversight of health plans, including regulations and processes that could delay or limit our ability to appropriately increase our health plan premiums. This in turn could adversely affect our ability to continue to participate in certain product lines and/or geographies we serve today. Health Care Reform will require us to phase out many of our current limited benefit product offerings no later than 2014, and the application of minimum MLR standards to both our limited benefit and student health products may have an adverse effect on our ability to sell these products in the future. For additional information on health care reform, refer to "Regulatory Environment" beginning on page 23 and "Forward-Looking Information/Risk Factors" beginning on page 35.

Outlook for 2011

We expect to face continued external challenges in our business during 2011, including the difficult economic environment, the implementation of Health Care Reform (including minimum MLR rebates and increased governmental premium rate review) and a continued low interest rate environment for our investments. At the same time, our business faces a lower medical membership base in 2011 than we had in 2010, and we project that medical cost trends will increase from their 2010 levels to more normal levels in 2011. We are seeking to offset these factors by pricing our products and services appropriately, managing our expenses, making strategic investments designed to diversify our revenue streams and position us for the future and effectively managing our capital.

Our primary business goals for 2011 are: execution and operational excellence; diversifying our growth opportunities; simplifying our products and services; and delivering excellent customer service to create a more positive experience for our members.

Refer to "Forward-Looking Information/Risk Factors" beginning on page 35 for information regarding other important factors that may materially affect us.

Segment Results and Use of Non-GAAP Measures in this Document

The following discussion of operating results is presented based on our reportable segments in accordance with the accounting guidance for segment reporting and consistent with our segment disclosure included in Note 19 of Notes to Consolidated Financial Statements beginning on page 95. Our operations are conducted in three business segments: Health Care, Group Insurance and Large Case Pensions. Our Corporate Financing segment is not a business segment; it is added to our business segments to reconcile our consolidated results. The Corporate Financing segment includes interest expense on our outstanding debt and the financing components of our pension and other postretirement benefit plans ("OPEB") expense (the service cost and prior service cost components of this expense are allocated to our business segments).

Our discussion of our operating results is based on operating earnings, which is the measure reported to our Chief Executive Officer for purposes of assessing financial performance and making operating decisions, such as allocating resources to each segment. Operating earnings exclude net realized capital gains or losses as well as other items, if any, from net income reported in accordance with GAAP. We believe excluding realized capital gains or losses from net income to arrive at operating earnings provides more meaningful information about our underlying business performance. Net realized capital gains and losses arise from various types of transactions, primarily in the course of managing a portfolio of assets that support the payment of liabilities; however, these transactions do not directly relate to the underwriting or servicing of products for our customers and are not directly related to the core performance of our business operations. We also may exclude other items that do not relate to the ordinary course of our business from net income to arrive at operating earnings. In each segment discussion in this MD&A, we provide a table that reconciles operating earnings to net income. Each table details the net realized capital gains or losses and any other items excluded from net income, and the footnotes to each table describe the nature of each other item and why we believe it is appropriate to exclude that item from net income.

HEALTH CARE

Health Care consists of medical, pharmacy benefits management, dental, behavioral health and vision plans offered on both an Insured basis and an ASC basis. Medical products include point-of-service ("POS"), preferred provider organization ("PPO"), health maintenance organization ("HMO") and indemnity benefit plans. Medical products also include health savings accounts and Aetna HealthFund®, consumer-directed health plans that combine traditional POS or PPO and/or dental coverage, subject to a deductible, with an accumulating benefit account. We also offer Medicare and Medicaid products and services, as well as specialty products, such as medical management and data analytics services, medical stop loss insurance and products that provide access to our provider networks in select markets. We separately track premiums and health care costs for Medicare and Medicaid products; all other medical, dental and other Health Care products are referred to as Commercial.

Operating Summary

(Millions)	2010	2009	2008
Premiums:			
Commercial	**$ 20,632.2**	$ 21,581.6	$ 20,096.2
Medicare	**5,896.1**	5,735.8	4,816.1
Medicaid	**1,082.3**	926.4	595.0
Total premiums	**27,610.6**	28,243.8	25,507.3
Fees and other revenue	**3,413.3**	3,418.0	3,202.6
Net investment income	**418.8**	392.5	341.3
Net realized capital gains (losses)	**161.3**	19.0	(276.2)
Total revenue	**31,604.0**	32,073.3	28,775.0
Health care costs	**22,719.6**	24,061.2	20,785.5
Operating expenses:			
Selling expenses	**1,148.4**	1,158.7	1,055.2
General and administrative expenses	**4,884.8**	4,602.9	4,424.3
Total operating expenses	**6,033.2**	5,761.6	5,479.5
Amortization of other acquired intangible assets	**88.3**	90.3	101.3
Total benefits and expenses	**28,841.1**	29,913.1	26,366.3
Income before income taxes	**2,762.9**	2,160.2	2,408.7
Income taxes	**954.2**	744.9	875.1
Net income	**$ 1,808.7**	$ 1,415.3	$ 1,533.6

The table presented below reconciles net income reported in accordance with GAAP to operating earnings [(1)]:

(Millions)	2010	2009	2008
Net income	**$ 1,808.7**	$ 1,415.3	$ 1,533.6
Net realized capital (gains) losses	**(131.0)**	(19.0)	213.1
Transaction-related costs	**43.1**	-	-
Litigation-related insurance proceeds	**(101.5)**	(24.9)	-
Severance and facilities charge	**30.8**	60.9	35.6
ESI settlement	**-**	(19.6)	-
Contribution for the establishment of an out-of-network pricing database	**-**	-	20.0
Operating earnings	**$ 1,650.1**	$ 1,412.7	$ 1,802.3

(1) In addition to net realized capital (gains) losses, the following other items are excluded from operating earnings because we believe they neither relate to the ordinary course of our business nor reflect our underlying business performance:

- In 2010, we recorded transaction-related costs of $43.1 million ($66.2 million pretax). These costs related to the PBM Agreement and the announced acquisition of Medicity.
- Following a Pennsylvania Supreme Court ruling in June 2009, we recorded proceeds of $101.5 million ($156.3 million pretax) for 2010 and $24.9 million ($38.2 million pretax) for 2009 from our liability insurers related to certain litigation we settled in 2003.
- In 2010, 2009 and 2008 we recorded severance and facilities charges of $30.8 million ($47.4 million pretax), $60.9 million ($93.7 million pretax) and $35.6 million ($54.7 million pretax), respectively. The 2010 severance and facilities charges related to actions taken in 2010 or committed to be taken in 2011. The 2009 and 2008 severance and facilities charges related to actions previously taken.
- In 2009, we reached an agreement with Express Scripts, Inc. and one of its subsidiaries (collectively "ESI") to settle certain litigation in which we were the plaintiff. Under the applicable settlement, we received approximately $19.6 million ($30.2 million pretax), net of fees and expenses, in 2009.
- As a result of our agreement with the New York Attorney General to discontinue the use of Ingenix databases at a future date, in 2008 we committed to contribute $20.0 million to a non-profit organization to help create a new independent database for determining out-of-network reimbursement rates. We made that contribution in October 2009.

Operating earnings in 2010 improved over 2009.
2010 operating earnings were higher than 2009, primarily due to higher Commercial underwriting margins driven by management actions to appropriately price the business, members' lower utilization and favorable development of prior-period health care cost estimates, partially offset by the effect of lower Commercial Insured membership in 2010 (refer to discussion of Commercial results below). Operating earnings in 2009, when compared to 2008, were negatively impacted by significantly higher health care costs as well as unfavorable development of health care cost estimates from 2008, particularly for Commercial products, partially offset by growth in premiums and fees and other revenue, higher net investment income and continued operating expense efficiencies (total operating expenses divided by total revenue). The growth in premiums in 2009 resulted from increases in membership levels as well as premium rate increases for renewing membership.

In 2010, total operating expenses increased compared to 2009 reflecting seasonal spending and the implementation of the PBM Agreement and other major programs. Total operating expenses in 2009 increased compared to 2008 as a result of higher employee related costs and other expenses associated with higher membership and higher selling expenses.

We calculate the medical benefit ratio ("MBR") for our Health Care segment by dividing health care costs by premiums. Our MBRs by product for the last three years were:

	2010	2009	2008
Commercial	**80.6%**	84.5%	80.3%
Medicare	**87.3%**	87.1%	85.6%
Medicaid	**87.5%**	88.6%	87.4%
Total	**82.3%**	85.2%	81.5%

Refer to the following discussion of Commercial and Medicare results for an explanation of the changes in our MBRs.

Our Commercial operating results reflect higher underwriting margins but lower Insured membership in 2010.
Commercial premiums were $949 million lower in 2010 than 2009, primarily due to lower Commercial Insured membership and the mix of business, partially offset by premium rate increases. Commercial premiums increased

approximately $1.5 billion in 2009 compared to 2008 reflecting premium rate increases on renewing business and higher membership levels.

Our Commercial MBRs were 80.6%, 84.5% and 80.3% for 2010, 2009 and 2008, respectively. The lower Commercial MBR in 2010 compared to 2009 reflects favorable development of prior-period health care cost estimates and a percentage increase in our per member health care premiums that exceeded the increase in per member health care costs. Included in the 2010 Commercial MBR is approximately $60 million of favorable development of prior-period health care cost estimates. This development primarily resulted from lower than projected paid claims in the first half of 2010 for claims incurred in the latter part of 2009 caused by lower than projected utilization of medical services driven by the abatement of H1N1 and other flu, among other factors. Excluding this development, Commercial MBR decreased from 2009 reflecting a percentage increase in our per member premiums that outpaced the percentage increase in per member health care costs.

Our Commercial MBR in 2009 increased when compared to 2008, reflecting a percentage increase in our per member health care costs that outpaced the percentage increase in per member premiums. Included in the 2009 Commercial MBR is approximately $97 million of unfavorable development of prior period health care cost estimates. This development was related to unusually high paid claims activity for the first half of 2009, primarily related to claims incurred in the second half of 2008. The increase in per member health care costs in 2009 was driven primarily by higher facility claim intensity, higher costs from H1N1 influenza, and higher costs from increased participation rates in health care continuation coverage afforded to individuals under the Consolidated Omnibus Budget Reconciliation Act of 1986 ("COBRA").

We had no significant development of prior-period health care cost estimates that affected operating results in 2008.

The calculation of Health Care Costs Payable is a critical accounting estimate (refer to "Critical Accounting Estimates – Health Care Costs Payable" beginning on page 18 for additional information).

Medicare results reflects growth in 2010 and 2009

Medicare premiums increased approximately $160 million in 2010 compared to 2009, and increased approximately $920 million in 2009 compared to 2008. The increase in 2010 is primarily attributable to an increase in Medicare membership in 2010. The increase in 2009 primarily reflects the introduction of our new private fee-for-service ("PFFS") product as well as increases in supplemental premiums across all of our Medicare Advantage products, rate increases from CMS and true-ups for specified risk adjustments from CMS. We discontinued our remaining PFFS products in 2011.

Our Medicare MBRs were 87.3% for 2010, 87.1% for 2009, and 85.6% for 2008. We had approximately $40 million of favorable development and $11 million of unfavorable development of prior-period health care cost estimates in 2010 and 2009, respectively. We had no significant development of prior-period health care cost estimates in 2008. Our Medicare MBR for 2010 remained relatively flat when compared to 2009. The increase in our Medicare MBR in 2009 reflects a percentage increase in our per member premiums that was outpaced by the percentage increase in per member health care costs.

Other Sources of Revenue

Fees and other revenue for 2010 remained relatively flat when compared to 2009. Fees and other revenue for 2009 increased $215 million compared to 2008 reflecting growth in ASC membership, partially offset by lower fee yields and revised product and service mix.

Net realized capital gains for 2010 were due primarily to net gains on the sales of debt securities partially offset by losses from derivative transactions. Net realized capital losses in 2008 were due primarily to other-than-temporary impairments ("OTTI") of debt securities (refer to our discussion of "Investments – Net Realized Capital Gains and Losses" on page 13 for additional information) and net losses on the sale of debt securities.

Membership

Health Care membership at December 31, 2010 and 2009 was as follows:

(Thousands)	2010 Insured	2010 ASC	2010 Total	2009 Insured	2009 ASC	2009 Total
Medical:						
Commercial	**5,015**	**11,809**	**16,824**	5,614	11,821	17,435
Medicare	**445**	**-**	**445**	433	-	433
Medicaid	**381**	**818**	**1,199**	310	736	1,046
Total Medical Membership	**5,841**	**12,627**	**18,468**	6,357	12,557	18,914
Consumer-Directed Health Plans [1]			**2,184**			1,868
Dental:						
Commercial	**4,944**	**7,193**	**12,137**	4,998	7,304	12,302
Medicare and Medicaid	**177**	**462**	**639**	260	432	692
Network Access [2]	**-**	**971**	**971**	-	1,067	1,067
Total Dental Membership	**5,121**	**8,626**	**13,747**	5,258	8,803	14,061
Pharmacy Benefit Management Services:						
Commercial			**8,553**			9,728
Medicare PDP (stand-alone)			**608**			346
Medicare Advantage PDP			**227**			240
Medicaid			**27**			30
Total Pharmacy Benefit Management Services			**9,415**			10,344
Mail Order [3]			**602**			669
Total Pharmacy Membership			**10,017**			11,013

(1) Represents members in consumer-directed health plans who also are included in Commercial medical membership above.
(2) Represents members in products that allow these members access to our dental provider network for a nominal fee.
(3) Represents members who purchased medications through our mail order pharmacy operations during the fourth quarter of 2010 and 2009, respectively, and are included in Pharmacy Benefit Management Services membership above.

Total medical membership at December 31, 2010 decreased compared to December 31, 2009, reflecting a reduction in Commercial membership due primarily to lapsed customers and in-group attrition that was partially offset by growth in Medicare and Medicaid membership.

Total dental membership decreased in 2010 primarily due to lapses exceeding new sales and membership declines from existing customers.

Total pharmacy benefit management services membership decreased in 2010 compared to 2009 primarily due to a decrease in Commercial medical enrollment partially offset by growth in Medicare PDP membership.

GROUP INSURANCE

Group Insurance primarily includes group life insurance products offered on an Insured basis, including basic and supplemental group term life, group universal life, supplemental or voluntary programs, and accidental death and dismemberment coverage. Group Insurance also includes (i) group disability products offered to employers on both an Insured and an ASC basis, which consist primarily of short-term and long-term disability insurance (and products which combine both), (ii) absence management services offered to employers, which include short-term and long-term disability administration and leave management, and (iii) long-term care products that were offered primarily on an Insured basis, which provide benefits covering the cost of care in private home settings, adult day care, assisted living or nursing facilities. We no longer solicit or accept new long-term care customers.

Operating Summary

(Millions)	2010	2009	2008
Premiums:			
Life	**$ 1,082.5**	$ 1,093.0	$ 1,062.7
Disability	**536.5**	559.4	534.6
Long-term care	**52.1**	67.8	86.3
Total premiums	**1,671.1**	1,720.2	1,683.6
Fees and other revenue	**105.0**	106.9	97.9
Net investment income	**275.1**	274.1	240.4
Net realized capital gains (losses)	**67.4**	41.8	(311.2)
Total revenue	**2,118.6**	2,143.0	1,710.7
Current and future benefits	**1,536.6**	1,575.2	1,468.8
Operating expenses:			
Selling expenses	**78.2**	93.2	94.4
General and administrative expenses	**264.3**	283.4	310.1
Total operating expenses	**342.5**	376.6	404.5
Amortization of other acquired intangible assets	**6.9**	6.9	6.9
Total benefits and expenses	**1,886.0**	1,958.7	1,880.2
Income (loss) before income taxes	**232.6**	184.3	(169.5)
Income taxes	**53.0**	38.7	(54.2)
Net income (loss)	**$ 179.6**	$ 145.6	$ (115.3)

The table presented below reconciles net income reported in accordance with GAAP to operating earnings:

(Millions)	2010	2009	2008
Net income (loss)	**$ 179.6**	$ 145.6	$ (115.3)
Net realized capital (gains) losses	**(51.6)**	(41.8)	224.7
Allowance on reinsurance recoverable [1]	**-**	-	27.4
Operating earnings	**$ 128.0**	$ 103.8	$ 136.8

[1] As a result of the liquidation proceedings of Lehman Re Ltd. ("Lehman Re"), a subsidiary of Lehman Brothers Holdings Inc., we recorded an allowance against our reinsurance recoverable from Lehman Re of $27.4 million ($42.2 million pretax) in 2008. This reinsurance is on a closed block of paid-up group whole life insurance business.

Operating earnings for 2010 increased $24 million when compared to 2009, primarily due to lower operating expenses and improved underwriting margins in our disability products which were partially offset by lower underwriting margins in our long-term care and life products. Operating earnings for 2009 decreased $33 million when compared to 2008, primarily reflecting lower disability underwriting margins partially offset by higher net investment income. In both 2010 and 2009, our underwriting margins reflect an increase in our long-term disability reserves as a result of using a lower discount rate, reflecting lower yields in the investment portfolio supporting this business. In 2009, our underwriting margins also reflected an increase in our long-term disability reserves caused by longer claim durations.

Our group benefit ratios (which represents current and future benefits divided by premiums) were 92.0% for 2010, 91.6% for 2009, and 87.2% for 2008.

Net realized capital gains for 2010 increased by $26 million when compared to 2009, primarily reflecting higher net gains from the sales of debt securities partially offset by losses from derivative transactions. Net realized capital losses for 2008 were due primarily to losses on OTTI of debt securities (refer to our discussion of "Investments - Net Realized Capital Gains and Losses" on page 13 for additional information).

LARGE CASE PENSIONS

Large Case Pensions manages a variety of retirement products (including pension and annuity products) primarily for tax qualified pension plans. These products provide a variety of funding and benefit payment distribution options and other services. The Large Case Pensions segment includes certain discontinued products.

Operating Summary

(Millions)	2010	2009	2008
Premiums	$ **151.0**	$ 172.2	$ 193.2
Net investment income	**362.4**	369.8	328.3
Other revenue	**11.2**	11.6	12.0
Net realized capital losses	**(1.2)**	(5.8)	(68.5)
Total revenue	**523.4**	547.8	465.0
Current and future benefits	**476.8**	502.9	469.9
General and administrative expenses	**12.6**	10.0	14.9
Reduction of reserve for anticipated future losses on discontinued products	**-**	-	(43.8)
Total benefits and expenses	**489.4**	512.9	441.0
Income before income taxes	**34.0**	34.9	24.0
Income taxes	**5.0**	8.5	1.2
Net income	$ **29.0**	$ 26.4	$ 22.8

The table presented below reconciles net income reported in accordance with GAAP to operating earnings:

(Millions)	2010	2009	2008
Net income	$ **29.0**	$ 26.4	$ 22.8
Net realized capital (gains) losses	**(1.2)**	5.8	44.5
Reduction of reserve for anticipated future losses on discontinued products (1)	**-**	-	(28.5)
Operating earnings	$ **27.8**	$ 32.2	$ 38.8

(1) In 1993 we discontinued the sale of our fully-guaranteed large case pension products and established a reserve for anticipated future losses on these products, which we review quarterly. We reduced the reserve for anticipated future losses on discontinued products by $28.5 million ($43.8 million pretax) in 2008. We believe excluding any changes to the reserve for anticipated future losses on discontinued products provides more meaningful information as to our continuing products and is consistent with the treatment of the operating results of these discontinued products, which are credited or charged to the reserve and do not affect our operating results.

Operating earnings declined in each of the last three years, which is consistent with the run-off nature of this segment.

Discontinued Products in Large Case Pensions

Prior to 1993, we sold single-premium annuities ("SPAs") and guaranteed investment contracts ("GICs"), primarily to employer sponsored pension plans. In 1993, we discontinued selling these products to Large Case Pensions customers, and now we refer to these products as discontinued products.

We discontinued selling these products because they were generating losses for us, and we projected that they would continue to generate future losses over their life (which is greater than 30 years); so we established a reserve for anticipated future losses at the time of discontinuance. We provide additional information on this reserve, including key assumptions and other important information, in Note 20 of Notes to Consolidated Financial Statements beginning on page 97.

The operating summary for Large Case Pensions above includes revenues and expenses related to our discontinued products, with the exception of net realized capital gains and losses which are recorded as part of current and future benefits. Since we established a reserve for future losses on discontinued products, as long as our expected future losses remain consistent with prior projections, the operating results of our discontinued products are applied against the reserve and do not impact operating earnings or net income for Large Case Pensions. However, if actual or expected future losses are greater than we currently estimate, we may have to increase the reserve, which could adversely impact net income. If actual or expected future losses are less than we currently estimate, we may have to decrease the reserve, which could favorably impact net income. In those cases, we disclose such adjustment separately in the operating summary.

The activity in the reserve for anticipated future losses on discontinued products for the last three years (pretax) was:

(Millions)	2010	2009	2008
Reserve, beginning of period	$ 789.2	$ 790.4	$ 1,052.3
Operating losses	(15.4)	(34.8)	(93.4)
Net realized capital gains (losses)	111.0	(8.5)	(124.7)
Cumulative effect of new accounting standard as of April 1, 2009 [(1)]	-	42.1	-
Reserve reduction	-	-	(43.8)
Reserve, end of period	$ 884.8	$ 789.2	$ 790.4

(1) The adoption of new accounting guidance for OTTI of debt securities issued in 2009 resulted in a cumulative effect adjustment at April 1, 2009. Refer to Note 2 beginning on page 57 for additional information. This amount is not reflected in accumulated other comprehensive loss and retained earnings in shareholders' equity since the results of discontinued products do not impact our operating results.

During 2010, discontinued products reflected net realized capital gains primarily attributable to gains from sales of debt securities and investment real estate and an operating loss. During 2009 and 2008, discontinued products reflected operating losses and net realized capital losses, both attributable to the unfavorable investment conditions that existed from the latter half of 2008 through the second quarter of 2009. Net realized capital losses in 2008 were due primarily to OTTI of debt securities (refer to "Investments – Net Realized Capital Gains and Losses" on page 13 for additional information) and derivative losses partially offset by net gains on sales of equity securities.

We review the adequacy of the discontinued products reserve quarterly and, as a result, the reserve at December 31, 2010 reflects our best estimate of anticipated future losses. Specifically, we evaluated the operating losses in 2010 and 2009 against expectations of future cash flows assumed in estimating this reserve and do not believe an adjustment to this reserve was required at December 31, 2010 or 2009. In the year ended December 31, 2008, $44 million ($29 million after tax) was released from this reserve. The 2008 reserve reduction was primarily due to favorable mortality and retirement experience compared to assumptions we previously made in estimating the reserve.

INVESTMENTS

At December 31, 2010 and 2009, our investment portfolio consisted of the following:

(Millions)	2010	2009
Debt and equity securities available for sale	$ 16,961.6	$ 17,159.7
Mortgage loans	1,509.8	1,594.0
Other investments	1,244.6	1,220.1
Total investments	$ 19,716.0	$ 19,973.8

The risks associated with investments supporting experience-rated pension and annuity products in our Large Case Pensions business are assumed by the contract holders and not by us (subject to, among other things, certain minimum guarantees). Anticipated future losses associated with investments supporting discontinued fully-guaranteed Large Case Pensions products are provided for in the reserve for anticipated future losses on discontinued products.

As a result of the foregoing, investment risks associated with our experience-rated and discontinued products generally do not impact our operating results. Investments supported the following products at December 31, 2010 and 2009:

(Millions)	2010	2009
Experience-rated products	$ 1,690.2	$ 1,681.1
Discontinued products	3,712.3	3,681.8
Remaining products	14,313.5	14,610.9
Total investments	$ 19,716.0	$ 19,973.8

Assets supporting experience-rated products may be subject to contract holder or participant withdrawals. Experience-rated contract holder and participant-directed withdrawals for the last three years were as follows:

(Millions)	2010	2009	2008
Scheduled contract maturities and benefit payments [1]	**$ 261.2**	$ 267.2	$ 338.8
Contract holder withdrawals other than scheduled contract maturities and benefit payments [2]	**25.9**	10.6	31.1
Participant-directed withdrawals [2]	**3.9**	3.1	3.9

(1) Includes payments made upon contract maturity and other amounts distributed in accordance with contract schedules.

(2) Approximately $527.8 million, $537.0 million and $524.3 million at December 31, 2010, 2009 and 2008, respectively, of experience-rated pension contracts allowed for unscheduled contract holder withdrawals, subject to timing restrictions and formula-based market value adjustments. Further, approximately $95.3 million, $95.9 million and $93.2 million at December 31, 2010, 2009 and 2008, respectively, of experience-rated pension contracts supported by our general account assets could be withdrawn or transferred to other plan investment options at the direction of plan participants, without market value adjustment, subject to plan, contractual and income tax provisions.

Debt and Equity Securities

Debt securities had an average quality rating of A and A+ at December 31, 2010 and 2009, respectively, with approximately $4.4 billion at December 31, 2010 and $4.9 billion at December 31, 2009 rated AAA. The debt securities that were rated below investment grade (that is, having a quality rating below BBB-/Baa3) at December 31, 2010 and 2009 were $1.2 billion and $1.3 billion, respectively (of which 17% and 15% at December 31, 2010 and 2009, respectively, supported our discontinued and experience-rated products).

At December 31, 2010 and 2009, we held approximately $707 million and $486 million, respectively, of municipal debt securities and $2 million and $34 million, respectively, of structured product debt securities that were guaranteed by third parties, collectively representing approximately 4% and 3%, respectively, of our total investments. These securities had an average credit rating of A+ at both December 31, 2010 and December 31, 2009 with the guarantee. Without the guarantee, the average credit rating of the municipal debt securities was A and A+ at December 31, 2010 and 2009, respectively. The structured product debt securities are not rated by the rating agencies on a standalone basis. We do not have any significant concentration of investments with third party guarantors (either direct or indirect).

We classify debt and equity securities as available for sale and carry them at fair value on our balance sheet. Approximately 2% and 3% of our debt and equity securities at December 31, 2010 and 2009, respectively, were valued using inputs that reflect our own assumptions (categorized as Level 3 inputs in accordance with GAAP - Refer to Note 10 of Notes to Consolidated Financial Statements beginning on page 73 for additional information on the methodologies and key assumptions we use to determine the fair value of investments).

At December 31, 2010 and 2009, debt and equity securities had net unrealized gains of $985 million and $717 million, respectively, of which $301 million and $207 million, respectively, related to our experience-rated and discontinued products.

Refer to Note 8 of Notes to Consolidated Financial Statements beginning on page 67 for details of net unrealized capital gains and losses by major security type, as well as details on our debt securities with unrealized losses at December 31, 2010 and 2009. We regularly review our debt securities to determine if a decline in fair value below the carrying value is other-than-temporary. If we determine a decline in fair value is other-than-temporary, we will write-down the carrying value of the security as a credit impairment. The amount of the credit-related impairment is included in our operating results, and the non-credit component is included in other comprehensive income (if we do not intend to sell the security). Accounting for OTTI of our debt securities is considered a critical accounting estimate. Refer to "Critical Accounting Estimates - Other-Than-Temporary Impairment of Debt Securities" on page 23 for additional information.

Net Realized Capital Gains and Losses

Net realized capital gains (losses) were $228 million in 2010, $55 million in 2009 and $(656) million in 2008. The net realized capital gains in 2010 and 2009 primarily reflect sales of debt securities. In 2010, these gains were partially offset by losses on derivative transactions while in 2009, these gains were also attributable to gains on derivative transactions partially offset by OTTI losses. Net realized capital losses in 2008 primarily reflect OTTI losses as depicted on page 70. The increase in net realized capital gains in 2009 compared to 2008 was primarily due to a change in the accounting guidance for the recognition of OTTI of debt securities and an overall general improvement in the economic environment during 2009 compared to 2008. Prior to the adoption of new accounting guidance for OTTI of debt securities on April 1, 2009, both yield- and credit-related OTTI were recognized in earnings if we could not assert our intention to hold the security until recovery. In contrast, after April 1, 2009, only credit-related impairments are recognized in earnings unless we have the intention to sell the security in an unrealized loss position, in which case the yield-related OTTI is also recognized in earnings. Refer to Note 2 of Notes to Consolidated Financial Statements beginning on page 57 for additional information.

Yield-related OTTI losses were not significant in 2010. In 2009, yield-related OTTI losses were $76 million, primarily related to U.S. Treasury and corporate securities that were temporarily in a loss position due to changes in interest rates and the widening of credit spreads on corporate securities relative to the interest rates on U.S. Treasury Securities in the first half of 2009. Because we did not assert our intention to hold these securities, under applicable accounting guidance, we recorded a yield-related OTTI loss. In 2008, yield-related OTTI losses were $523 million. These yield-related impairments were primarily due to the widening of credit spreads relative to the interest rates on U.S. Treasury securities in 2008 and the application of the then-applicable accounting guidance for OTTI which required us to assert our intention to hold to recovery, which we could not make. During 2008, significant declines in the U.S. housing market resulted in the credit and other capital markets experiencing volatility and limitations on the ability of companies to issue debt or equity securities. The lack of available credit, lack of confidence in the financial sector, increased volatility in the financial markets and reduced business activity resulted in credit spreads widening during 2008.

Included in net realized capital losses for 2008 were $120 million of credit-related OTTI losses, of which $105 million related to investments in debt securities of Lehman Brothers Holdings Inc. and Washington Mutual, Inc. We had no other individually material realized capital losses on debt or equity securities that impacted our operating results in 2010, 2009 or 2008.

Mortgage Loans

Our mortgage loan portfolio (which is collateralized by commercial real estate) represented 8% of our total invested assets at both December 31, 2010 and 2009. There were no material impairment reserves on these loans at December 31, 2010 or 2009. Refer to Notes 2 and 8 of Notes to Consolidated Financial Statements beginning on pages 57 and 67, respectively, for additional information.

Risk Management and Market-Sensitive Instruments

We manage interest rate risk by seeking to maintain a tight match between the durations of our assets and liabilities where appropriate. We manage credit risk by seeking to maintain high average quality ratings and diversified sector exposure within our debt securities portfolio. In connection with our investment and risk management objectives, we also use derivative financial instruments whose market value is at least partially determined by, among other things, levels of or changes in interest rates (short-term or long-term), duration, prepayment rates, equity markets or credit ratings/spreads. Our use of these derivatives is generally limited to hedging risk and has principally consisted of using interest rate swap agreements, forward contracts, futures contracts and credit default swaps. Additionally, from time to time, we receive warrants from our vendors. These instruments, viewed separately, subject us to varying degrees of interest rate, equity price and credit risk. However, when used for hedging, we expect these instruments to reduce overall risk.

We regularly evaluate our risk from market-sensitive instruments by examining, among other things, levels of or changes in interest rates (short-term or long-term), duration, prepayment rates, equity markets or credit ratings/spreads. We also regularly evaluate the appropriateness of investments relative to our management-approved investment guidelines (and operate within those guidelines) and the business objectives of our portfolios. On a quarterly basis, we review the impact of hypothetical net losses in our investment portfolio on our consolidated near-term financial position, operating results and cash flows assuming the occurrence of certain reasonably possible changes in near-term market rates and prices. Interest rate changes represent the most material risk exposure category for us. We determine the potential effect of interest rate risk on near-term net income, cash flow and fair value based on commonly-used models. The models project the impact of interest rate changes on a wide range of factors, including duration, put options and call options. We also estimate the impact on fair value based on the net present value of cash flows using a representative set of likely future interest rate scenarios. The assumptions used were as follows: an immediate increase of 100 basis points in interest rates (which we believe represents a moderately adverse scenario and is approximately equal to the historical annual volatility of interest rate movements for our intermediate-term available-for-sale debt securities) and an immediate decrease of 25% in prices for domestic equity securities.

The theoretical change to the fair values of our market sensitive instruments from this evaluation was $371 million ($570 million pretax) at December 31, 2010. Approximately $213 million ($327 million pretax) was the result of a theoretical reduction of the fair value of our long-term debt. Changes in the fair value of our long-term debt do not impact our financial position or operating results. Additionally, $158 million ($243 million pretax) was from a theoretical reduction in the fair value of our investment securities and a theoretical reduction in the value of interest rate sensitive liabilities. We do not record our liabilities at fair value. Reductions in the fair value of our investment securities would be reflected as an unrealized loss in equity, as we do not have a trading portfolio. Based on our overall exposure to interest rate risk and equity price risk, we believe that these changes in market rates and prices would not materially affect our consolidated near-term financial position, operating results or cash flows as of December 31, 2010.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

We meet our operating cash requirements by maintaining liquidity in our investment portfolio, using overall cash flows from premiums, deposits and income received on investments and issuing commercial paper. We monitor the duration of our portfolio of highly marketable debt securities and mortgage loans, and execute purchases and sales of these investments with the objective of having adequate funds available to satisfy our maturing liabilities. Overall cash flows are used primarily for claim and benefit payments, contract withdrawals, operating expenses, share repurchases and shareholder dividends. In addition, we maintain a committed short-term borrowing capacity of $1.5 billion through our revolving credit facility.

Presented below is a condensed statement of cash flows for each of the last three years (the full statements of cash flows are presented on page 56). We present net cash flows used for operating activities and net cash flows provided by investing activities separately for our Large Case Pensions segment because changes in the insurance reserves for the Large Case Pensions segment (which are reported as cash used for operating activities) are funded from the sale of investments (which are reported as cash provided by investing activities). Refer to the Consolidated Statements of Cash Flows on page 56 for additional information.

(Millions)	2010	2009	2008
Cash flows from operating activities			
Health Care and Group Insurance (including Corporate Financing)	**$ 1,644.9**	$ 2,711.5	$ 2,397.6
Large Case Pensions	**(232.8)**	(223.2)	(190.7)
Net cash provided by operating activities	**1,412.1**	2,488.3	2,206.9
Cash flows from investing activities			
Health Care and Group Insurance	**429.8**	(2,380.0)	(1,485.2)
Large Case Pensions	**204.7**	380.3	411.9
Net cash provided by (used for) investing activities	**634.5**	(1,999.7)	(1,073.3)
Net cash used for financing activities	**(1,382.6)**	(464.5)	(1,208.1)
Net increase (decrease) in cash and cash equivalents	**$ 664.0**	$ 24.1	$ (74.5)

Cash Flow Analysis

Cash flows provided by operating activities for Health Care and Group Insurance were approximately $1.6 billion in 2010, $2.7 billion in 2009 and $2.4 billion in 2008. In 2010, we made payments of approximately $328 million ($505 million pretax) for voluntary contributions to the Aetna Pension Plan and $191 million for the return of excess Medicare payments received in 2009.

Cash flows from investing activities in 2010 increased from 2009 primarily from an increase in the sale of our subsidiaries' investment securities to fund dividends to our parent company. Also in 2009, we spent $70 million on an acquisition we expect will enhance our existing product capabilities and future growth opportunities in behavioral health products. There were no acquisitions in 2010 or 2008. During December 2010, we entered into an agreement to acquire Medicity for approximately $500 million. That transaction closed in January 2011. Refer to Note 3 of Notes to Consolidated Financial Statements beginning on page 64 for additional information.

Cash flows used for financing activities primarily reflect share repurchases partially offset by the issuances of debt in 2010 and 2008. Refer to Debt below for additional information. During the last three years, we repurchased our common stock under various repurchase programs authorized by our Board. In 2010, 2009 and 2008, we repurchased approximately 52 million, 29 million and 43 million shares of common stock at a cost of $1.6 billion, $773 million and $1.8 billion, respectively. At December 31, 2010, the capacity remaining under our Board-approved share repurchase program was approximately $735 million.

On September 24, 2010, our Board declared an annual cash dividend of $.04 per common share to shareholders of record at the close of business on November 15, 2010. The dividend was paid on November 30, 2010. On February 3, 2011, our Board moved us to a quarterly dividend payment cycle and declared a cash dividend of $0.15 per common share that will be paid on April 29, 2011 to shareholders of record at the close of business on April 14, 2011. Declaration and payment of future dividends is at the discretion of our Board and may be adjusted as business needs or market conditions change. Prior to February 2011, our policy had been to pay an annual dividend. Our Board reviews our common stock dividend at least annually. Among the factors considered by our Board in determining the amount of dividends are our operating results and the capital requirements, growth and other characteristics of our businesses.

Debt

In August 2010, we issued $750 million of 3.95% senior notes due 2020 in anticipation of the 2011 scheduled maturity of certain of our senior notes. In September 2008, we issued $500 million of senior notes to secure long-term favorable rates.

From time to time, we use short-term commercial paper borrowings to address timing differences between cash receipts and disbursements. The maximum amount of commercial paper borrowings outstanding during 2010 was $747 million.

Our committed short-term borrowing capacity consists of a $1.5 billion revolving credit facility which terminates in March 2013 (the "Facility"). The Facility also provides for the issuance of letters of credit at our request, up to $200 million, which count as usage of the available commitments under the Facility. The Facility permits the aggregate commitments under the Facility to be expanded to a maximum of $2.0 billion upon our agreement with one or more financial institutions. There were no amounts outstanding under the Facility at any time during 2010.

Our debt to capital ratio (calculated as the sum of all short- and long-term debt outstanding ("total debt") divided by the sum of shareholders' equity plus total debt) was approximately 31% and 30% at December 31, 2010 and 2009, respectively. We continually monitor existing and alternative financing sources to support our capital and liquidity needs, including, but not limited to, debt issuance, preferred or common stock issuance, reinsurance and pledging or selling of assets.

Interest expense was $255 million, $243 million and $236 million for 2010, 2009 and 2008, respectively. The increase in interest expense over this period was due to higher overall average long-term debt levels as a result of the issuance of senior notes in August 2010 and September 2008.

Refer to Note 14 of Notes to Consolidated Financial Statements on page 89 for additional information on our short-term and long-term debt.

Contractual Obligations

The following table summarizes certain estimated future obligations by period under our various contractual obligations at December 31, 2010. The table below does not include future payments of claims to health care providers or pharmacies because certain terms of these payments are not determinable at December 31, 2010 (for example, the timing and volume of future services provided under fee-for-service arrangements and future membership levels for capitated arrangements). We believe that funds from future operating cash flows, together with cash, investments and other funds available under the Facility or from public or private financing sources, will be sufficient to meet our existing commitments as well as our liquidity needs associated with future operations, including strategic transactions.

(Millions)	2011	2012 - 2013	2014 - 2015	Thereafter	Total
Long-term debt obligations, including interest	$ 1,125.5	$ 414.8	$ 414.8	$ 5,868.7	$ 7,823.8
Operating lease obligations	132.9	147.3	75.3	56.2	411.7
Purchase obligations	199.5	172.8	52.1	6.4	430.8
Other liabilities reflected on our balance sheet: (1)					
Future policy benefits (2)	728.4	1,358.4	1,052.8	3,865.2	7,004.8
Unpaid claims (2)	593.3	465.3	320.1	728.9	2,107.6
Policyholders' funds (2) (3)	918.1	119.1	91.3	653.9	1,782.4
Other liabilities (4)	2,361.9	153.4	112.1	249.7	2,877.1
Total	$ 6,059.6	$ 2,831.1	$ 2,118.5	$ 11,429.0	$ 22,438.2

(1) Payments of other long-term liabilities exclude Separate Account liabilities of approximately $5.3 billion because these liabilities are supported by assets that are legally segregated and are not subject to claims that arise out of our business.

(2) Total payments of future policy benefits, unpaid claims and policyholders' funds include approximately $751.4 million, $49.5 million and $181.3 million, respectively, of reserves for contracts subject to reinsurance. We expect the assuming reinsurance carrier to fund these obligations and have reflected these amounts as reinsurance recoverable assets on our consolidated balance sheet.

(3) Customer funds associated with group life and health contracts of approximately $347.0 million have been excluded from the table above because such funds may be used primarily at the customer's discretion to offset future premiums and/or refunds, and the timing of the related cash flows cannot be determined. Additionally, net unrealized capital gains on debt and equity securities supporting experience-rated products of $105.3 million have been excluded from the table above.

(4) Other liabilities in the table above include general expense accruals and other related payables and exclude the following:
- Employee-related benefit obligations of $1.0 billion including our pension, other postretirement and post-employment benefit obligations and certain deferred compensation arrangements. These liabilities do not necessarily represent future cash payments we will be required to make, or such payment patterns cannot be determined. However, other long-term liabilities include an expected voluntary contribution to the Aetna Pension Plan of $60.0 million in 2011 and expected benefit payments of approximately $456.3 million over the next ten years for our nonqualified pension plan and our postretirement benefit plans, which we primarily fund when paid by the plans.
- Deferred gains of $50.4 million which will be recognized in our earnings in the future in accordance with GAAP.
- Net unrealized capital gains of $149.3 million supporting discontinued products.
- Minority interests of $74.3 million consisting of subsidiaries that we own less than 100%. This amount does not represent future cash payments we will be required to make.
- Income taxes payable of $20.0 million related to uncertain tax positions.

Restrictions on Certain Payments

In addition to general state law restrictions on payments of dividends and other distributions to shareholders applicable to all corporations, HMOs and insurance companies are subject to further regulations that, among other things, may require those companies to maintain certain levels of equity (referred to as surplus) and restrict the amount of dividends and other distributions that may be paid to their equity holders. These regulations are not directly applicable to Aetna as a holding company, since Aetna is not an HMO or an insurance company. The additional regulations applicable to our HMO and insurance company subsidiaries are not expected to affect our ability to service our debt, meet our other financing obligations or pay dividends, or the ability of any of our subsidiaries to service other financing obligations, if any. Under regulatory requirements, at December 31, 2010, the amount of dividends that our insurance and HMO subsidiaries could pay to Aetna without prior approval by regulatory authorities was approximately $1.6 billion in the aggregate.

We maintain capital levels in our operating subsidiaries at or above targeted and/or required capital levels and dividend amounts in excess of these levels to meet our liquidity requirements, including the payment of interest on debt and shareholder dividends. In addition, at our discretion, we use these funds for other purposes such as funding share repurchase programs, investments in new businesses and other purposes we consider necessary.

Off-Balance Sheet Arrangements
We do not have guarantees or other off-balance sheet arrangements that we believe, based on historical experience and current business plans, are reasonably likely to have a material impact on our current or future operating results, financial condition or cash flows. Refer to Notes 8 and 18 of Notes to Consolidated Financial Statements beginning on page 67 and 91, respectively, for additional detail of our variable interest entities and guarantee arrangements, respectively, at December 31, 2010.

Solvency Regulation
The National Association of Insurance Commissioners (the "NAIC") utilizes risk-based capital ("RBC") standards for insurance companies that are designed to identify weakly-capitalized companies by comparing each company's adjusted surplus to its required surplus (the "RBC Ratio"). The RBC Ratio is designed to reflect the risk profile of insurance companies. Within certain ratio ranges, regulators have increasing authority to take action as the RBC Ratio decreases. There are four levels of regulatory action, ranging from requiring insurers to submit a comprehensive plan to the state insurance commissioner to requiring the state insurance commissioner to place the insurer under regulatory control. At December 31, 2010, the RBC Ratio of each of our primary insurance subsidiaries was above the level that would require regulatory action. The RBC framework described above for insurers has been extended by the NAIC to health organizations, including HMOs. Although not all states had adopted these rules at December 31, 2010, at that date, each of our active HMOs had a surplus that exceeded either the applicable state net worth requirements or, where adopted, the levels that would require regulatory action under the NAIC's RBC rules. External rating agencies use their own RBC standards when they determine a company's rating.

CRITICAL ACCOUNTING ESTIMATES

We prepare our consolidated financial statements in accordance with GAAP. The application of GAAP requires management to make estimates and assumptions that affect our consolidated financial statements and related notes. The accounting estimates described below are those we consider critical in preparing our consolidated financial statements. We use information available to us at the time the estimates are made; however, as described below, these estimates could change materially if different information or assumptions were used. Also, these estimates may not ultimately reflect the actual amounts of the final transactions that occur.

Health Care Costs Payable
Approximately 90% and 88% of health care costs payable are estimates of the ultimate cost of claims that have been incurred but not yet reported to us and of those which have been reported to us but not yet paid (collectively "IBNR") at December 31, 2010 and 2009, respectively. The remainder of health care costs payable is primarily comprised of pharmacy and capitation payables and accruals for state assessments. We develop our estimate of IBNR using actuarial principles and assumptions that consider numerous factors. Of those factors, we consider the analysis of historical and projected claim payment patterns (including claims submission and processing patterns) and the assumed health care cost trend rate to be the most critical assumptions. In developing our estimate of IBNR, we consistently apply these actuarial principles and assumptions each period, with consideration to the variability of related factors.

We analyze historical claim payment patterns by comparing claim incurred dates (i.e., the date services were provided) to claim payment dates to estimate "completion factors." We estimate completion factors by aggregating claim data based on the month of service and month of claim payment and estimating the percentage of claims incurred for a given month that are complete by each month thereafter. For any given month, substantially all claims are paid within six months of the date of service, but it can take up to 48 months or longer before all of the claims are completely resolved and paid. These historically-derived completion factors are then applied to claims paid through the financial statement date to estimate the ultimate claim cost for a given month's incurred claim activity. The difference between the estimated ultimate claim cost and the claims paid through the financial statement date represents our estimate of claims remaining to be paid as of the financial statement date and is included in our health care costs payable. We use completion factors predominantly to estimate reserves for claims with claim incurred dates greater than three months prior to the financial statement date. The completion factors we use reflect judgments and possible adjustments based on data such as claim inventory levels, claim submission and processing patterns and, to a lesser extent, other factors such as changes in health care cost trend rates, changes in membership and product mix. If claims are submitted or processed on a faster (slower) pace than prior periods, the actual claims may be more (less) complete than originally estimated using our completion factors, which may result in reserves that are higher (lower) than the ultimate cost of claims.

Because claims incurred within three months prior to the financial statement date have less activity, we use a combination of historically-derived completion factors and the assumed health care cost trend rate to estimate the ultimate cost of claims incurred for these months. We place a greater emphasis on the assumed health care cost trend rate for the most recent claim incurred dates as these months may be influenced by seasonal patterns and changes in membership and product mix.

Our health care cost trend rate is affected by changes in per member utilization of medical services as well as changes in the unit cost of such services. Many factors influence the health care cost trend rate, including our ability to manage health care costs through underwriting criteria, product design, negotiation of favorable provider contracts and medical management programs. The aging of the population and other demographic characteristics, advances in medical technology and other factors continue to contribute to rising per member utilization and unit costs. Changes in health care practices, inflation, new technologies, increases in the cost of prescription drugs, direct-to-consumer marketing by pharmaceutical companies, clusters of high-cost cases, claim intensity, changes in the regulatory environment, health care provider or member fraud and numerous other factors also contribute to the cost of health care and our health care cost trend rate.

For each reporting period, we use an extensive degree of judgment in the process of estimating our health care costs payable, and as a result, considerable variability and uncertainty is inherent in such estimates; and the adequacy of such estimates is highly sensitive to changes in assumed completion factors and the assumed health care cost trend rates. For each reporting period we recognize our best estimate of health care costs payable considering the potential volatility in assumed completion factors and health care cost trend rates, as well as other factors. We believe our estimate of health care costs payable is reasonable and adequate to cover our obligations at December 31, 2010; however, actual claim payments may differ from our estimates. A worsening (or improvement) of our health care cost trend rates or changes in completion factors from those that we assumed in estimating health care costs payable at December 31, 2010 would cause these estimates to change in the near term, and such a change could be material.

Each quarter, we re-examine previously established health care costs payable estimates based on actual claim payments for prior periods and other changes in facts and circumstances. Given the extensive degree of judgment in this estimate, it is possible that our estimates of health care costs payable could develop either favorably, (that is, our actual health care costs for the period were less than we estimated) or unfavorably. The changes in our estimate of health care costs payable may relate to a prior quarter, prior year or earlier periods. As reported in the rollforward of our health care costs payable in Note 6 of our Notes to Consolidated Financial Statements on page 65, our prior year estimates of health care costs payable decreased by approximately $326 million, $66 million and $163 million in 2010, 2009 and 2008, respectively. These reductions were offset by estimated current year health care costs when we established our estimate of current period health care costs payable. Our reserving practice is to consistently recognize the actuarial best estimate of our ultimate liability for health care costs payable. When significant decreases (increases) in prior periods' health care cost estimates occur that we believe significantly impact our current period operating results, we disclose that amount as favorable (unfavorable) development of prior-period health care cost estimates. In 2010, we had approximately $118 million of favorable development of prior-period health care cost estimates that primarily resulted from lower than projected paid claims in the first half of 2010 for claims incurred in the latter part of 2009 caused by lower than projected utilization of medical services driven by the abatement of H1N1 and other flu, among other factors. In 2009, we had approximately $116 million of unfavorable development of prior-period health care cost estimates that was driven by unusually high paid claims activity in the first half of 2009 related to the second half of 2008. This unfavorable development of prior-year health care cost estimates offset the amount of the 2009 reduction in our estimate of health care costs payable for prior years.

During 2010, we observed an increase in our completion factors relative to those assumed at year end 2009. During 2009 we observed essentially no change in our completion factors relative to those assumed at year end 2008. After considering the claims paid in 2010 and 2009 with dates of service prior to the fourth quarter of the previous year, we observed the assumed weighted average completion factors were 50 basis points higher and approximately flat, respectively, than previously estimated, resulting in a decrease of approximately $23 million in 2010 and $7 million in 2009 in health care costs payable that related to the prior year. We have considered the pattern of changes in our completion factors when determining the completion factors used in our estimates of IBNR at December 31, 2010. However, based on our historical claim experience, it is reasonably possible that our estimated completion factors may vary by plus or minus 50 basis points from our assumed rates, which could impact health care costs payable by approximately plus or minus $32 million pretax.

Also during 2010 and 2009, we observed that our health care cost trend rates for claims with claim incurred dates of three months or less before the financial statement date were lower than previously estimated. Specifically, after considering the claims paid in 2010 and 2009 with claim incurred dates for the fourth quarter of the previous year, we observed health care cost trend rates that were approximately 6.3% and .9%, respectively, lower than previously estimated, resulting in a reduction of approximately $303 million in 2010 and $59 million in 2009 in health care costs payable that related to the prior year.

We consider historical health care cost trend rates together with our knowledge of recent events that may impact current trends when developing our estimates of current health care cost trend rates. When establishing our reserves at December 31, 2010, we increased our assumed health care cost trend rates for the most recent three months by 5.3% from health care cost trend rates recently observed. However, based on our historical claim experience, it is reasonably possible that our estimated health care cost trend rates may vary by plus or minus 5.5% from our assumed rates, which could impact health care costs payable by approximately plus or minus $265 million pretax.

Health care costs payable as of December 31, 2010 and 2009 consisted of the following products:

(Millions)	**2010**	**2009**
Commercial	**$ 2,059.3**	$ 2,295.0
Medicare	**421.5**	492.0
Medicaid	**150.1**	108.3
Total health care costs payable	**$ 2,630.9**	$ 2,895.3

Premium Deficiency Reserves

We recognize a premium deficiency loss when it is probable that expected future health care costs will exceed our existing reserves plus anticipated future premiums and reinsurance recoveries. Anticipated investment income is considered in the calculation of expected losses for certain contracts. Any such reserves established would normally cover expected losses until the next policy renewal dates for the related policies. We did not have any premium deficiency reserves for our Health Care business at December 31, 2010 or 2009.

Other Insurance Liabilities

We establish insurance liabilities other than health care costs payable for benefit claims related to our Group Insurance segment. We refer to these liabilities as other insurance liabilities. These liabilities relate to our life, disability and long-term care products.

Life and Disability

The liabilities for our life and disability products reflect benefit claims that have been reported to us but not yet paid, estimates of claims that have been incurred but not yet reported to us, and future policy benefits earned under insurance contracts. We develop these reserves and the related benefit expenses using actuarial principles and assumptions that consider, among other things, discount, resolution and mortality rates. Completion factors are also evaluated when estimating our reserves for claims incurred but not yet reported for life products. We also consider the benefit payments from the U.S. Social Security Administration for which our disability members may be eligible and which may offset our liability for disability claims (this is known as the Social Security offset). Each period, we estimate these factors, to the extent relevant, based primarily on historical data, and use these estimates to determine the assumptions underlying our reserve calculations. Given the extensive degree of judgment and uncertainty used in developing these estimates, it is possible that our estimates could develop either favorably or unfavorably.

The discount rate is the interest rate at which future benefit cash flows are discounted to determine the present value of those cash flows. The discount rate we select is a critical estimate, because higher discount rates result in lower reserves. We determine the discount rate based on the current and estimated future yield of the asset portfolio supporting our life and disability reserves. If the discount rate we select in estimating our reserves is lower (higher) than our actual future portfolio returns, our reserves may be higher (lower) than necessary. Our discount rates for life waiver of premiums and long-term disability reserves at December 31, 2010 both decreased by .4%, when compared to the rates used at December 31, 2009. Our discount rates for life and disability reserves at December 31, 2009 decreased by .5%, when compared to the rates used at December 31, 2008. The discount rates we selected for disability and life reserves at December 31, 2010 and 2009 were lower than the rates we selected in the previous year due to lower projected future yields on the investment portfolio supporting these reserves. Additionally, 2009 reserves increased due to longer disability claim durations. Based on our historical experience, it is reasonably possible that the assumed discount rates for our life and disability reserves may vary by plus or minus .5% from year to year. A .5% decrease in the discount rates selected for both our life and disability reserves would have increased current and future life and disability benefit costs by approximately $37 million pretax for 2010.

For disability claims and a portion of our life claims, we must estimate the timing of benefit payments, which takes into consideration the maximum benefit period and the probabilities of recovery (i.e., recovery rate) or death (i.e., mortality rate) of the member. Benefit payments may also be affected by a change in employment status of a disabled member, for example, if the member returns to work on a part-time basis. Estimating the recovery and mortality rates of our members is complex. Our actuaries evaluate our current and historical claim patterns, the timing and amount of any Social Security offset (for disability only), as well as other factors including the relative ages of covered members and the duration of each member's disability when developing these assumptions. For disability reserves, if our actual recovery and mortality rates are lower (higher) than our estimates, our reserves will be lower (higher) than required to cover future disability benefit payments. For certain life reserves, if the actual recovery rates are lower (higher) than our estimates or the actual mortality rates are higher (lower) than our estimates, our reserves will be lower (higher) than required to cover future life benefit payments. We use standard industry tables and our historical claim experience to develop our estimated recovery and mortality rates. Claim reserves for our disability and life products are sensitive to these assumptions. Our historical experience has been that our recovery or mortality rates for our life and disability reserves vary by less than ten percent during the course of a year. A ten percent less (more) favorable assumption for our recovery or mortality rates would have increased (decreased) current and future life and disability benefit costs by approximately $68 million pretax for 2010. When establishing our reserves at December 31, 2010, we have adjusted our estimates of these rates based on recent experience.

We estimate our reserve for claims incurred but not yet reported to us for life products largely based on completion factors. The completion factors we use are based on our historical experience and reflect judgments and possible adjustments based on data such as claim inventory levels, claim payment patterns, changes in business volume and other factors. If claims are submitted or processed on a faster (slower) pace than historical periods, the actual claims may be more (less) complete than originally estimated using our completion factors, which may result in reserves that are higher (lower) than required to cover future life benefit payments. At December 31, 2010, we held approximately $198 million in reserves for life claims incurred but not yet reported to us.

Long-term Care

We established reserves for future policy benefits for the long-term care products we issued based on the present value of estimated future benefit payments less the present value of estimated future net premiums. In establishing this reserve, we evaluated assumptions about mortality, morbidity, lapse rates and the rate at which new claims would be submitted to us. We estimated the future policy benefits reserve for long-term care products using these assumptions and actuarial principles. For long-term care insurance contracts, we use our original assumptions throughout the life of the policy and do not subsequently modify them unless we deem the reserves to be inadequate. A portion of our reserves for long-term care products also reflect our estimates relating to future payments to members currently receiving benefits. These reserves are estimated primarily using recovery and mortality rates, as described above.

Premium Deficiency Reserves

We recognize a premium deficiency loss when it is probable that expected future policy benefit costs will exceed our existing reserves plus anticipated future premiums and reinsurance recoveries. Anticipated investment income is considered in the calculation of expected losses for certain contracts. Any such reserves established would normally cover expected losses until the next policy renewal dates for the related policies. We did not have any premium deficiency reserves for our Group Insurance business at December 31, 2010 or 2009.

Large Case Pensions Discontinued Products Reserve

We discontinued certain Large Case Pensions products in 1993 and established a reserve to cover losses expected during the run-off period. Since 1993, we have made several adjustments resulting in a reduction to this reserve that have increased our net income. These adjustments occurred primarily because our investment experience as well as our mortality and retirement experience have been better than the experience we projected at the time we discontinued the products. There was no release of this reserve in 2010 or 2009. In 2008, we reduced this reserve by $44 million due to favorable mortality and retirement experience compared to assumptions we previously made in estimating the reserve. There can be no assurance that adjustments to the discontinued products reserve will occur in the future or that they will increase net income. Future adjustments could positively or negatively impact our net income.

Recoverability of Goodwill and Other Acquired Intangible Assets
We have made acquisitions that included a significant amount of goodwill and other intangible assets. Goodwill is subject to an annual (or under certain circumstances more frequent) impairment test based on its estimated fair value. Other intangible assets that meet certain criteria continue to be amortized over their useful lives and are also subject to a periodic impairment test. For these impairment evaluations, we use an implied fair value approach, which uses a discounted cash flow analysis and other valuation methodologies. These impairment evaluations use many assumptions and estimates in determining an impairment loss, including certain assumptions and estimates related to future earnings. If we do not achieve our earnings objectives, the assumptions and estimates underlying these impairment evaluations could be adversely affected, which could result in an asset impairment charge that would negatively impact our operating results. There were no impairment losses recognized in any of the three years ended December 31, 2010.

Measurement of Defined Benefit Pension and Other Postretirement Benefit Plans
We sponsor defined benefit pension ("pension") and other postretirement benefit ("OPEB") plans for our employees and retirees. Effective December 31, 2010, our employees will no longer earn future pension service credits in the Aetna Pension Plan, although the Aetna Pension Plan will continue to operate and account balances will continue to earn annual interest credits.

Major assumptions used in the accounting for our defined benefit plans include the expected return on plan assets and the discount rate. We select our assumptions based on our information and market indicators, and we evaluate our assumptions at each annual measurement date. A change in any of our assumptions would have an effect on our pension and OPEB plan costs. A discussion of our assumptions used to determine the expected return on plan assets can be found in Note 11 of Notes to Consolidated Financial Statements beginning on page 78.

The discount rates we used in accounting for our pension and OPEB plans were calculated using a yield curve as of our annual measurement date. The yield curve consisted of a series of individual discount rates, with each discount rate corresponding to a single point in time, based on high-quality bonds (that is, bonds with a rating of Aa or better from Moody's Investors Service or a rating of AA or better from Standard and Poor's). We project the benefits expected to be paid from each plan at each point in the future based on each participant's current service (but reflecting expected future pay increases). These projected benefit payments are then discounted to the measurement date using the corresponding rate from the yield curve. A lower discount rate increases the present value of benefit obligations and increases costs. In 2010, we decreased our weighted average discount rate to 5.50% and 5.20% for our pension and OPEB plans, respectively, from 5.89% and 5.64%, respectively, at the previous measurement date in 2009. A one-percentage point decrease in the assumed discount rate would have a negligible effect on our annual pension and OPEB costs.

At December 31, 2010, the pension and OPEB plans had aggregate actuarial losses of $2.5 billion. These losses are primarily due to a lower discount rate used to remeasure the obligation at December 31, 2010 and investment losses incurred in 2008. The accumulated actuarial loss is amortized over the expected life of pension plan participants (estimated to be up to 31 years at December 31, 2010) and the expected life of OPEB plan participants (estimated to be up to 15 years at December 31, 2010) to the extent the loss is outside of a corridor established in accordance with GAAP. The corridor is established based on the greater of 10% of the plan assets or 10% of the projected benefit obligation. At December 31, 2010, $1.9 billion of the actuarial loss was outside of the corridor, resulting in amortization of approximately $41 million after tax in our 2011 pension and OPEB expense.

Our expected return on plan assets and discount rate discussed above will not affect the cash contributions we are required to make to our pension and OPEB plans because we have met all minimum funding requirements. However, during the third quarter of 2010, we made $505 million in voluntary cash contributions to the Aetna Pension Plan.

Refer to Note 11 of Notes to Consolidated Financial Statements beginning on page 78 for additional information on our defined benefit pension and other postretirement benefit plans.

Other-Than-Temporary Impairment of Debt Securities
We regularly review our debt securities to determine whether a decline in fair value below the carrying value is other than temporary. If a decline in fair value is considered other than temporary, the cost basis or carrying amount of the security is written down. The write-down is then bifurcated into its credit and non-credit related components. The credit-related component is included in our operating results and the non-credit related component is included in other comprehensive loss if we do not intend to sell the security. We analyze all facts and circumstances we believe are relevant for each investment when performing this analysis, in accordance with applicable accounting guidance promulgated by the Financial Accounting Standards Board and the U.S. Securities and Exchange Commission.

Among the factors we consider in evaluating whether a decline is other than temporary are whether the decline in fair value results from a change in the quality of the investment security itself, whether the decline results from a downward movement in the market as a whole and the prospects for realizing the carrying value of the security based on the investment's current and short-term prospects for recovery. For unrealized losses determined to be the result of market conditions (for example, increasing interest rates and volatility due to conditions in the overall market) or industry-related events, we determine whether we intend to sell the security or if it is more likely than not that we will be required to sell the security before recovery of its cost basis. If either case is true, we recognize an OTTI and the cost basis/carrying amount of the security is written down to fair value.

Securities in an unrealized loss position for which we believe we will not recover the amortized cost due to the quality of the security or the credit-worthiness of the issuer are categorized as credit-related OTTI.

The risks inherent in assessing the impairment of an investment include the risk that market factors may differ from our projections and the risk that facts and circumstances factored into our assessment may change with the passage of time. Unexpected changes to market factors and circumstances that were not present in past reporting periods are among the factors that may result in a current period decision to sell securities that were not impaired in prior reporting periods.

Revenue Recognition (Allowance for Estimated Terminations and Uncollectable Accounts)
Our revenue is principally derived from premiums and fees billed to customers in the Health Care and Group Insurance businesses. In Health Care, revenue is recognized based on customer billings, which reflect contracted rates per employee and the number of covered employees recorded in our records at the time the billings are prepared. Billings are generally sent monthly for coverage during the following month. In Group Insurance, premium for group life and disability products is recognized as revenue, net of allowances for uncollectable accounts, over the term of coverage. Amounts received before the period of coverage begins are recorded as unearned premiums.

Health Care billings may be subsequently adjusted to reflect changes in the number of covered employees due to terminations or other factors. These adjustments are known as retroactivity adjustments. We estimate the amount of future retroactivity each period and adjust the recorded revenue accordingly. We also estimate the amount of uncollectable receivables each period and establish an allowance for uncollectable amounts. We base such estimates on historical trends, premiums billed, the amount of contract renewal activity during the period and other relevant information. As information regarding actual retroactivity and uncollectable amounts becomes known, we refine our estimates and record any required adjustments to revenues in the period they arise. A significant difference in the actual level of retroactivity or uncollectable amounts when compared to our estimated levels would have a significant effect on Health Care's operating results.

NEW ACCOUNTING STANDARDS

Refer to Note 2 of Notes to Consolidated Financial Statements, beginning on page 57, for a discussion of recently issued accounting standards.

REGULATORY ENVIRONMENT

General
Our operations are subject to comprehensive federal, state, local and international regulation in the jurisdictions in which we do business. The laws and rules governing our business and interpretations of those laws and rules continue to become more restrictive each year and are subject to frequent change. The enactment of Health Care Reform makes extensive changes to the U.S. health care system and significantly increases the regulation of our business. There also

continues to be a heightened review by federal and state regulators of the health care benefits industry's business and reporting practices.

Further, we must obtain and maintain regulatory approvals to price and market many of our products. Supervisory agencies, including CMS, and the newly-created Center for Consumer Information and Insurance Oversight ("CCIIO"), as well as state health, insurance and managed care departments and state boards of pharmacy have broad authority to:

- Grant, suspend and revoke our licenses to transact business;
- Suspend or limit our authority to market products;
- Regulate many aspects of the products and services we offer;
- Audit us and our performance of our contracts;
- Impose sanctions;
- Assess fines and/or penalties;
- Monitor our solvency and reserve adequacy; and/or
- Regulate our investment activities on the basis of quality, diversification and other quantitative criteria.

Our operations, current and past business practices, current and past contracts, and accounts and other books and records are subject to routine, regular and special investigations, audits, examinations and reviews by these agencies as well as state attorneys general, the Office of the Inspector General (the "OIG"), the Office of Personnel Management (the "OPM") and other state and federal government authorities. In addition, from time to time we receive, and expect to continue to receive, subpoenas and other requests for information from CMS, various state insurance and health care regulatory authorities, state attorneys general, the CCIIO, the OIG, the OPM, committees, subcommittees and members of the U.S. Congress, the U.S. Department of Justice, U.S. attorneys and other state and federal governmental authorities regarding, among other things, certain of our business practices. These government actions may prevent or delay us from implementing planned premium rate increases and may result, and have resulted, in restrictions on our business, changes to or clarifications of our business practices, retroactive adjustments to premiums, refunds to members, assessments of damages, civil or criminal fines or penalties, or other sanctions, including the possible loss of licensure or suspension or exclusion from participation in government programs.

The political environment is uncertain. The federal and state governments continue to enact and seriously consider many broad-based legislative and regulatory proposals that have or could materially impact various aspects of the health care system, including pending efforts in the U.S. Congress to repeal, amend or restrict funding for various aspects of Health Care Reform and pending litigation challenging the constitutionality of Health Care Reform.

Health Care Reform, enacted in March 2010, makes broad-based changes to the U.S. health care system which could significantly affect the U.S. economy and will significantly impact our business operations and financial results, including our pricing and medical benefit ratios. Health Care Reform presents us with new business opportunities, but also with new financial and other challenges. It is reasonably possible that Health Care Reform, in the aggregate, could have a material adverse effect on our business operations and financial results.

Components of the legislation will be phased in over the next seven years. We are and will continue to be required to dedicate material resources and incur material expenses during that time to implement and comply with Health Care Reform as well as state-level health care reform. While the federal government has begun to issue regulations implementing Health Care Reform, many significant parts of the legislation require further guidance and clarification both at the federal level and in the form of regulations and actions by state legislatures to implement the law. As a result, many of the impacts of Health Care Reform will not be known for several years. Pending efforts in the U.S. Congress to repeal, amend or restrict funding for various aspects of Health Care Reform and the pending litigation challenging the constitutionality of Health Care Reform create additional uncertainty about the ultimate impact of the legislation. For example, we could be materially and adversely affected by the elimination of Health Care Reform's obligation to purchase health care coverage (the "individual mandate") unless our obligation to offer health insurance coverage to each person who purchases it also is eliminated. We cannot predict whether future federal or state legislation will change various aspects of Health Care Reform or the impact those changes will have on our business operations or financial results, but the effect could be materially adverse.

The expansion of health care coverage contemplated by Health Care Reform will be funded in part by material additional fees and taxes on us and other health insurers, health plans and other market participants and individuals beginning in 2014, as well as reductions to the reimbursements we and other health plans are paid by the federal government for our Medicare members, among other sources. While not all-inclusive, we are evaluating the impact of the following key provisions of Health Care Reform (assuming it is implemented in its current form) to determine the impact that they will have on our business operations and financial results:

- Requirements that began in September 2010 for health plans to submit and justify rates, provide dependent coverage up to age 26, eliminate certain lifetime and annual maximum limits on the dollar value of coverage, eliminate payments by members for covered preventive services, provide required reimbursements for emergency services, eliminate prohibited policy rescissions and implement new claim appeal procedures. Regulations issued to date, among other things: permit specified lifetime and minimum annual coverage limits, which will be phased out by 2014; effectively guarantee issuance of insurance coverage for enrollees under age 19 beginning in 2010; clarify the rules applicable to grandfathered status; clarify regulations regarding appeals; delay application of anti-discrimination requirements; and provide implementation guidance across a range of topics.
- Closure of the gap in coverage for Medicare Part D prescription drug coverage (the so-called "donut hole") which began to close in 2010 and will incrementally close until the coverage gap is eliminated in 2020.
- Required minimum MLRs, as defined by interim final regulations, for insured plans of 85% for the large group market and 80% for the individual and small group markets beginning January 1, 2011, with rebates issued to employers and/or members for the amount under the minimum beginning in 2012.
- Enhanced rate review and disclosure processes on the part of states or HHS for premium increases above a specified threshold. HHS has filed a Notice of Proposed Rulemaking outlining its expectations of state review as well as circumstances under which HHS would intervene in the review process. The final rules are expected to be issued in 2011.
- Freezing 2011 Medicare Advantage payment rates for payments to us based on 2010 levels, with additional reductions over a multi-year period beginning in 2012 based on regionally-adjusted benchmarks and the linking of Medicare Advantage payments to a plan's CMS quality rating or "star rating."
- Non-deductibility of employee compensation in excess of $500,000 beginning in 2013. Additionally, there will be material annual taxes and assessments on health insurance providers beginning in 2014.
- Multiple insurance reforms beginning in 2014, including rating limits and benefit requirements, guaranteed issue and renewability of coverage in the individual and small group markets, elimination of pre-existing conditions exclusions for all re-enrollees, elimination of annual limits on the dollar value of coverage, and a prohibition on eligibility waiting periods beyond 90 days.
- Establishment of Exchanges for the individual and small group markets by 2014.
- Expansion of state-based Medicaid coverage beginning in 2014.
- Establishment of individual and employer mandates for insurance coverage, federal assistance to purchase health coverage for individuals, and detailed public reporting and disclosure requirements for health plans, each beginning in 2014.
- A 40% excise tax on employer-sponsored health care benefits above a certain threshold beginning in 2018.

The law also specifies required benefit designs, limits rating and pricing practices, encourages additional competition (including potential incentives for new market entrants) and significantly increases federal oversight of health plans, including regulations and processes that could delay or limit our ability to appropriately increase our health plan premiums. This in turn could adversely affect our ability to continue to participate in certain product lines and/or geographies we serve today. Health Care Reform will require us to phase out many of our current limited benefit product offerings no later than 2014, and the application of minimum MLR standards to both our limited benefit and student health products may have an adverse effect on our ability to sell these products in the future. For additional information on health care reform, refer to "Forward-Looking Information/Risk Factors" beginning on page 35.

At the state level, all 50 states and the District of Columbia will hold regular legislative sessions in 2011. In 2010, state legislatures focused on the impact of Health Care Reform and state budget deficits. Some states are responding to Health Care Reform by creating commissions and advisory groups to discuss the potential impact on the state health care community and systems as well as to evaluate new requirements applicable to the state itself. Health Care Reform significantly alters the federal structure that shapes the state regulation of health insurance, and requires states to significantly amend numerous existing statutes and regulations. This implementation of Health Care Reform has been delayed in many states due to the pending legal challenges to the constitutionality of Health Care Reform.

We expect some of that state level legislation to be enacted in 2011. We also expect state legislatures to continue to focus on the impact of Health Care Reform and state budget deficits in 2011. In addition, we expect some states to continue to consider legislation to extend coverage to the uninsured through the Exchanges and Medicaid expansions, restrict health plan rescission of individual coverage, mandate minimum medical benefit ratios, implement rating reforms and mandate autism coverage. For example, regulators or legislatures in a number of states have implemented or are considering limits on premium rate increases, either enforcing existing legal requirements more stringently or proposing different regulatory standards; requiring us and other health plans to price to specified minimum loss ratios and demonstrate that pricing in rate filings; and imposing taxes on insurers and other health plans to finance the Exchanges. We cannot predict what provisions the legislation or regulation will contain in any state or what effect the legislation or regulation will have on our business operations or financial results, but the effect could be materially adverse.

Health Care Regulation

General

Federal, state and foreign governments have adopted laws and regulations that govern our business activities in various ways. These laws and regulations, including Health Care Reform, restrict how we conduct our business and result in additional burdens and costs to us.

In addition to the expanded regulation created by Health Care Reform discussed above, areas of governmental regulation include:

- Licensure
- Premium rates and rating methodologies
- Medical benefit ratios
- Underwriting rules and procedures
- Policy forms, including plan design and disclosures
- Benefit mandates
- Market conduct
- Utilization review activities
- Payment of claims, including timeliness and accuracy of payment
- Member rights and responsibilities
- Sales and marketing activities
- Quality assurance procedures
- Disclosure of medical and other information
- In-network and out-of-network provider rates of payment
- General assessments
- Provider contract forms
- Pharmacy and pharmacy benefit management operations
- Required participation in coverage arrangements for high-risk insureds, either directly or through an assessment or other risk-pooling mechanism
- Delegation of risk and other financial arrangements
- Producer licensing and compensation
- Entry into and exit from geographic and product markets and market segments
- Financial condition (including reserves) and
- Corporate governance.

These laws and regulations are different in each jurisdiction.

States generally require health insurers and HMOs to obtain a certificate of authority prior to commencing operations. To establish a new insurance company or an HMO in a state, we generally would have to obtain such a certificate. The time necessary to obtain such a certificate varies from state to state. Each health insurer and HMO must file periodic financial and operating reports with the states in which it does business. In addition, health insurers and HMOs are subject to state examination and periodic license renewal. Applicable laws also restrict the ability of our regulated subsidiaries to pay dividends. In addition, some of our business and related activities may be subject to PPO, managed care organization, utilization review or third-party administrator-related regulations and licensure requirements. These regulations differ from state to state, but may contain network, contracting, product and rate, financial and reporting requirements. There also are laws and regulations that set specific standards for our delivery of services, payment of claims, fraud prevention, protection of consumer health information and payment for covered benefits and services. With the amendment of the Annual Financial Reporting Model Regulation by the NAIC to incorporate elements of the Sarbanes-Oxley Act of 2002, we expect states will continue to expand their regulation of the corporate governance and internal control activities of HMOs and insurance companies.

Pricing and Underwriting Restrictions

Pricing and underwriting regulation by states limits our underwriting and rating practices and that of other health insurers, particularly for small employer groups and individuals. These laws and regulations vary by state. In general, they apply to certain business segments and limit our ability to set prices or renew business, or both, based on specific characteristics of the group or the group's prior claim experience. In some states, these laws and regulations restrict our ability to price for the risk we assume and/or reflect reasonable costs in our pricing. Health Care Reform expands the rate review process by, among other things, requiring our rates to be reviewed for "reasonableness" at either the state or the federal level. HHS' proposed rulemaking does not replace the current state rate approval process; it adds an analysis and disclosure related to reasonableness to that process, which may impact state approval decision-making and further affect our ability to price for the risk we assume. Health Care Reform also specifies minimum MLRs, as defined by interim final regulations, of 85% for the large group market and 80% for the individual and small group markets beginning in 2011, with rebates issued to employers and/or members for the amount under the minimum beginning in 2012. Because Health Care Reform is structured as a "floor" for many of its requirements, states have the latitude to enact more stringent rules governing its various restrictions. States may adopt higher minimum MLR requirements, use more stringent definitions of MLR, require prior approval of rates, or impose other requirements related to minimum MLR. For example, California has issued emergency regulations requiring rate filings for individual products to price prospectively to the 80% medical loss ratio. Actions by states such as New Jersey's existing minimum loss ratio legislation, New York's new 82% minimum loss ratio for the small group and individual markets and California's new regulations will further inhibit our ability to price for the risk we assume. Both the rate approval process and the application of minimum MLR thresholds may further restrict our ability to price for the risk we assume, which could adversely affect our ability to operate our business profitably in certain product lines and geographies we serve today.

Many of these laws and regulations also limit the differentials in rates insurers and other carriers may charge between new and renewal business, and/or between groups or individuals based on differing characteristics. They may also require that carriers disclose to customers the basis on which the carrier establishes new business and renewal rates, restrict the application of pre-existing condition exclusions and limit the ability of a carrier to terminate coverage of an employer group. In addition, HHS' proposed rulemaking on rates imposes additional public disclosure requirements on any rate filings which exceed the "reasonableness" threshold and requires additional review of these rates.

In addition to Health Care Reform requirements, the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") generally requires insurers and other carriers that cover small employer groups in any market to accept for coverage any small employer group applying for a basic and standard plan of benefits. HIPAA also mandates guaranteed renewal of health care coverage for most employer groups, subject to certain defined exceptions, and provides for specified employer notice periods in connection with product and market withdrawals. The law further limits exclusions based on pre-existing conditions for individuals covered under group policies to the extent the individuals had prior creditable coverage within a specified time frame. Like Health Care Reform, HIPAA is structured as a "floor" requirement, allowing states latitude to enact more stringent rules governing each of these restrictions. For example, certain states have modified HIPAA's definition of a small group (2-50 employees) to include groups of one employee.

In addition, a number of states provide for a voluntary reinsurance mechanism to spread small group risk among participating insurers and other carriers. In a small number of states, participation in this pooling mechanism is mandatory for all small group carriers. In general, we have elected not to participate in voluntary pools, but even in the voluntary pool states, we may be subject to certain supplemental assessments related to the state's small group experience.

HIPAA Administrative Simplification and Privacy; Gramm-Leach-Bliley Act
The regulations under the administrative simplification provisions of HIPAA, as further modified by Health Care Reform, also impose a number of additional obligations on issuers of health insurance coverage and health benefit plan sponsors. The law authorizes HHS to issue standards for electronic transactions, as well as privacy and security of medical records and other individually identifiable health information ("Administrative Simplification").

Administrative Simplification requirements apply to self-funded group health plans, health insurers and HMOs, health care clearinghouses and health care providers who transmit health information electronically ("Covered Entities"). Regulations adopted to implement Administrative Simplification also require that business associates acting for or on behalf of these Covered Entities be contractually obligated to meet HIPAA standards. The Administrative Simplification regulations establish significant criminal penalties and civil sanctions for noncompliance.

Under Administrative Simplification, HHS has released rules mandating the use of standard formats in electronic health care transactions (for example, health care claims submission and payment, plan eligibility, precertification, claims status, plan enrollment and disenrollment, payment and remittance advice, plan premium payments and coordination of benefits). HHS also has published rules requiring the use of standardized code sets and unique identifiers for employers and providers. By 2013, the federal government will require that healthcare organizations, including health insurers, providers and laboratories, upgrade to an updated and expanded set of standardized diagnosis and procedure codes used for describing health conditions. Implementing this new set of standardized codes, known as ICD-10, will require substantial investments from health care organizations, including us, over the next several years. We currently estimate that our ICD-10 project costs will be between $50 million and $70 million each year for 2011, 2012 and 2013.

The HIPAA privacy regulations adopted by HHS establish limits on the use and disclosure of medical records and other individually identifiable health information by Covered Entities. In addition, the HIPAA privacy regulations provide patients with new rights to understand and control how their health information is used. The HIPAA privacy regulations do not preempt more stringent state laws and regulations that may apply to us and other Covered Entities, including laws that place stricter controls on the release of information relating to specific diseases or conditions, and complying with additional state requirements could require us to make additional investments beyond those we have made to comply with the HIPAA regulations. HHS has also adopted security regulations designed to protect member health information from unauthorized use or disclosure.

In addition, states have adopted regulations to implement provisions of the Financial Modernization Act of 1999 (also known as Gramm-Leach-Bliley Act ("GLBA")) which generally require insurers to provide customers with notice regarding how their non-public personal health and financial information is used and the opportunity to "opt out" of certain disclosures before the insurer shares such information with a non-affiliated third party. In addition to health insurance, the GLBA regulations apply to life and disability insurance. Like HIPAA, this law sets a "floor" standard, allowing states to adopt more stringent requirements governing privacy protection. GLBA also gives banks and other financial institutions the ability to affiliate with insurance companies, which may lead to new competitors in the insurance and health care benefits businesses.

Other Legislative Initiatives and Regulatory Initiatives
In addition to the Health Care Reform measures discussed above, the federal and state governments continue to enact and seriously consider many broad-based legislative and regulatory proposals that have had a material impact on or could materially impact various aspects of the health care system. For example:

- On February 17, 2009, the American Recovery and Reinvestment Act of 2009 ("ARRA") was enacted into law. Among other things, ARRA expands and strengthens the privacy and security provisions of HIPAA and imposes additional limits on the use and disclosure of Protected Health Information ("PHI"). ARRA requires us and other covered entities to report any unauthorized release of, use of, or access to PHI to any impacted individuals and to HHS in those instances where the unauthorized activity poses a significant risk of financial, reputational or other harm to the individuals, and to notify the media in any states where 500 or more people are impacted by any unauthorized release or use of or access to PHI. Business associates (e.g., entities that provide services to health plans, such as electronic claims clearinghouses, print and fulfillment vendors, consultants, and us for the administrative services we provide to our ASC customers) must also comply with certain HIPAA provisions. In addition, ARRA establishes greater civil and criminal penalties for covered entities and business associates who fail to comply with HIPAA's provisions and requires HHS to issue regulations implementing its privacy and security enhancements. We will continue to assess the impact of these regulations on our business as they are issued.

- On October 3, 2008, the Paul Wellstone-Pete Domenici Mental Health Parity and Addiction Equity Act 2008 (the "Mental Health Parity Act") was enacted into law. The Mental Health Parity Act became effective for plan years beginning on or after October 3, 2009 and requires that financial requirements and treatment limitations applicable to mental health or substance abuse disorder benefits be no more restrictive than those imposed on medical/surgical benefits. The Mental Health Parity Act does not require plans to offer mental health or substance use disorder benefits. The regulations implementing the Mental Health Parity Act are more far reaching than anticipated and required us to revise our benefit offerings and some of our business practices.

- In 2008, the U.S. Congress reduced funding for Medicare Advantage plans beginning in 2010 and imposed new marketing requirements on PDPs beginning in 2009.

Other legislative measures under consideration include the following:

- Amending or supplementing the Employee Retirement Income Security Act of 1974 ("ERISA") to impose greater requirements on the administration of employer-funded benefit plans or limit the scope of current ERISA pre-emption, which would among other things expose us and other health plans to expanded liability for punitive and other extra-contractual damages and additional state regulation.
- Imposing assessments on (or to be collected by) health plans or health carriers, which may or may not be passed onto their customers. These assessments may include assessments for insolvency, assessments for uninsured or high-risk pools, assessments for uncompensated care, or assessments to defray provider medical malpractice insurance costs.
- Reducing government funding of government-sponsored health programs in which we participate.
- Mandating minimum medical benefit ratios or otherwise restricting health plans' profitability.
- Extending malpractice and other liability exposure for decisions made by health plans.
- Mandating coverage for certain conditions and/or specified procedures, drugs or devices (for example, treatment for autism and infertility and experimental pharmaceuticals).
- Mandating expanded employer and consumer disclosures and notices.
- Regulating e-connectivity.
- Mandating or regulating the disclosure of provider fee schedules and other data about our payments to providers.
- Mandating or regulating disclosure of provider outcome and/or efficiency information.
- Imposing substantial penalties for our failure to pay claims within specified time periods.
- Imposing payment levels for services rendered to our members by providers who do not have contracts with us.
- Exempting physicians from the antitrust laws that prohibit price fixing, group boycotts and other horizontal restraints on competition.
- Restricting health plan claim processing, review, payment and related procedures.
- Mandating internal and external grievance and appeal procedures (including expedited decision making and access to external claim review).
- Enabling the creation of new types of health plans or health carriers, which in some instances would not be subject to the regulations or restrictions that govern our operations.
- Allowing individuals and small groups to collectively purchase health care coverage without any other affiliations.
- Imposing requirements and restrictions on the administration of pharmacy benefits, including restricting or eliminating the use of formularies for prescription drugs, limiting or eliminating rebates on pharmaceuticals, restricting the configuration of pharmacy networks, and restricting or eliminating the use of certain drug pricing methodologies.

- Creating or expanding state-sponsored health benefit purchasing risk pools, in which we may be required to participate.
- Imposing requirements and restrictions on certain plan designs and funding options, including consumer driven health plans and/or health savings accounts.
- Restricting the ability of health plans to establish member financial responsibility.
- Further regulating the individual coverage market by restricting or mandating premium levels, restricting our underwriting discretion or restricting our ability to rescind coverage based on a member's misrepresentations or omissions.

Some of the changes, if enacted, could provide us with business opportunities. However, it is uncertain whether we can counter the potential adverse effects of such potential legislation or regulation, including whether we can recoup, through higher premiums, expanded membership or other measures, the increased costs of mandated coverage or benefits, assessments or other increased costs.

Our business also may be affected by other legislation. The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Financial Reform Act") was signed into law on July 21, 2010. The Financial Stability Oversight Council (the "Council") created by the Financial Reform Act is empowered to designate systemically important nonbank financial companies that are subject to Federal Reserve Board ("Federal Reserve") supervision. We cannot predict whether the Council will designate us a "systemically important" nonbank financial company, which the Financial Reform Act identifies as those that could pose a threat to financial stability either due to the potential of material financial distress at the company or due to the company's ongoing activities, and thus be subject to intensive bank-like supervision, regulation, examination and enforcement. It is difficult to predict the scope and content of systemic risk regulations or their effect on us, should we be designated a systemically important nonbank financial company, but it would likely be adverse. In addition, the Financial Reform Act creates incentives for whistleblowers to speak directly to the government rather than utilizing internal compliance programs, reduces the burden of proof under the FCPA and creates a Federal Insurance Office ("FIO") within the Department of Treasury, with limited powers that include information-gathering and subpoena authority. Although the FIO does not have authority over health insurance, it will have authority over other parts of our business, primarily life insurance.

We also may be adversely impacted by court and regulatory decisions that expand the interpretations of existing statutes and regulations or impose medical malpractice or bad faith liability. Among other issues, federal and state courts continue to consider cases addressing group life insurance payment practices and the pre-emptive effect of ERISA on state laws. In general, limitations to ERISA pre-emption have the effect of increasing our costs, liability exposures, or both. The legislative initiatives discussed above include proposals in the U.S. Congress to restrict the pre-emptive effect of ERISA and state legislative activity in several states that, should it result in enacted legislation that is not pre-empted by ERISA, could increase our liability exposure and could result in greater state regulation of our operations.

The Employee Retirement Income Security Act of 1974

The provision of services to certain employee benefit plans, including certain Health Care, Group Insurance and Large Case Pensions benefit plans, is subject to ERISA, a complex set of laws and regulations subject to interpretation and enforcement by the Internal Revenue Service and the Department of Labor (the "DOL"). ERISA regulates certain aspects of the relationships between us and employers who maintain employee benefit plans subject to ERISA. Some of our administrative services and other activities may also be subject to regulation under ERISA. ERISA generally preempts all state and local laws that relate to employee benefit plans, but the extent of the preemption continues to be reviewed by courts.

DOL regulations under ERISA set standards for claim payment and member appeals along with associated notice and disclosure requirements. Certain final and proposed regulations would require additional disclosures to employers of certain types of indirect compensation we receive. We have invested significant resources to comply with these standards, which represent an additional regulatory burden for us.

Certain Large Case Pensions and Group Insurance products and services are also subject to potential issues raised by certain judicial interpretations relating to ERISA. Under those interpretations, together with DOL regulations, we may have ERISA fiduciary duties with respect to certain general account assets held under contracts that are not guaranteed benefit policies. As a result, certain transactions related to those assets are subject to conflict of interest and other restrictions, and we must provide certain disclosures to policyholders annually. We must comply with these restrictions or face substantial penalties.

Federal Employees Health Benefits ("FEHB") Program
Our subsidiaries contract with the OPM to provide managed health care services under the FEHB Program in their service areas. These contracts with the OPM and applicable government regulations establish premium rating arrangements for this program, and generally also require that FEHB plans receive pricing that is at least as favorable as similarly sized groups ("SSSG") in the applicable market. Compliance with the SSSG requirements complicates pricing of our Commercial business and can result in the payment of an unanticipated premium rebate to the OPM. Managing to these rules will be further complicated in 2011 and thereafter by the simultaneous application of the minimum MLR standards and associated premium rebate requirements of Health Care Reform. The OPM conducts periodic audits of its contractors to, among other things, verify that the premiums established under its contracts are in compliance with the SSSG and other requirements under FEHB Program. The OPM may seek premium refunds or institute other sanctions against us if we fail to comply with the program requirements.

Medicare
Our Medicare products are regulated by CMS. The regulations and contractual requirements applicable to us and other participants in Medicare programs are complex and subject to change. We have invested significant resources to comply with Medicare standards, and our Medicare compliance efforts will continue to require significant resources. CMS may seek premium refunds, prohibit us from continuing to market and/or enroll members in one or more Medicare products, exclude us from participating in one or more Medicare programs and/or institute other sanctions against us if we fail to comply with CMS regulations or our contractual requirements.

Effective April 21, 2010, CMS imposed intermediate sanctions on us suspending the enrollment of and marketing to new members of all Aetna Medicare Advantage and Standalone PDP contracts. CMS has granted us a limited waiver of these sanctions to allow us to continue to enroll eligible members into existing, contracted group Aetna Medicare Advantage Plans and Standalone PDPs through March 31, 2011. As a result of these sanctions, our 2011 Medicare membership was adversely affected because we did not participate in the 2010 open enrollment for individual 2011 Medicare plans, which occurred between November 15, 2010 and December 31, 2010.

CMS regularly audits our performance to determine our compliance with CMS's regulations, our contracts with CMS and the quality of services we provide to our Medicare members. CMS uses various payment mechanisms to allocate and adjust premium payments to our and other companies' Medicare plans by considering the applicable health status of Medicare members as supported by information maintained and provided by health care providers. We collect claim and encounter data from providers and generally rely on providers to appropriately code their submissions and document their medical records. Medicare Advantage plans and PDPs receive increased premiums for members who have certain medical conditions identified with specific health condition codes. Federal regulators review and audit the providers' medical records and related health condition codes that determine the members' health status and the resulting premium payments to us. CMS has instituted risk adjustment data validation ("RADV") audits of various Medicare Advantage plans, including two of Aetna's contracts for the 2007 contract year. Although these two audits are ongoing, we do not believe that they will have a material impact on our operating results, financial position or cash flows.

We believe that the OIG also is auditing risk adjustment data, and we expect CMS and the OIG to continue auditing risk adjustment data for the 2007 contract year and beyond. Aetna and other Medicare Advantage organizations have provided comments to CMS in response to CMS's December 2010 proposed RADV sampling and payment error calculation methodology by which CMS proposes to calculate and extrapolate RADV audit payment error rates for, and determine premium refunds payable by, Medicare Advantage plans. Our concerns with CMS's proposed methodology include the fact that the proposed methodology does not take into account the "error rate" in the original Medicare fee-for-service data that was used to develop the risk adjustment system and that retroactive audit and payment adjustments undermine the actuarial soundness of Medicare Advantage bids. CMS has indicated that it may make retroactive contract-level premium payment adjustments based on the results of these RADV audits, which could occur as early as 2011. CMS's premium adjustments could be implemented prior to our or other Medicare Advantage plans, having an opportunity to appeal the audit or payment error calculation results or methodology. We are unable to predict the ultimate outcome of CMS's final RADV audit methodology, other audits for the 2007 contract year or subsequent contract years, the amounts of any retroactive refunds of, or prospective adjustments to, premium payments made to us, or whether any audit findings would cause a change to our method of estimating future premium revenue in bid submissions to CMS for the current or future contract years or compromise premium assumptions made in our bids for prior contract years. Any premium refunds or adjustments resulting from regulatory audits, including those resulting from CMS's selection of its final RADV audit methodology, whether as a result of RADV or other audits by CMS or OIG or otherwise, could be material and could adversely affect our operating results, financial position and cash flows.

Since 2005, we have generally expanded the Medicare markets we serve and Medicare products we offer. This expansion of the Medicare markets we serve and Medicare products we offer and the Medicare-related provisions of Health Care Reform increase our exposure to changes in government policy with respect to and/or regulation of the various Medicare programs in which we participate, including changes in the amounts payable to us under those programs. For example, on July 15, 2008, the U.S. Congress overrode the President's veto and passed a Medicare funding bill that reduced amounts payable to health plans that offer Medicare Advantage plans beginning in 2010 and imposed new marketing requirements for Medicare Advantage and Medicare Part D Prescription Drug plans beginning in 2009. In addition, Health Care Reform contains significant reductions in the reimbursements we receive for our Medicare Advantage members, including freezing 2011 rates based on 2010 levels, with additional reductions in future years based on regionally adjusted benchmarks. Beginning in 2012, Health Care Reform also ties a portion of each Medicare Advantage plan's reimbursement to the plan's "star rating" of quality based on a variety of factors specified by CMS. As a result, these star ratings are likely to be a significant determinant of overall profitability for our Medicare Advantage plans. It is not possible to predict the longer term adequacy of payments we receive under these programs. We currently believe that the payments we receive and will receive in the near term are adequate to justify our continued participation in these programs, although there are economic and political pressures to continue to reduce spending on these programs, and this outlook could change.

Going forward, we expect the U.S. Congress to continue to closely scrutinize each component of the Medicare program (including Medicare Part D drug benefits) and possibly seek to limit the private insurers' role. For example, the federal government may seek to negotiate drug prices for PDPs and Medicare Advantage-Prescription Drug Plans, a function we currently perform as a plan sponsor. It is not possible to predict the outcome of this Congressional oversight or any legislative activity, either of which could adversely affect us.

Medicaid

In 2007, we substantially increased our Medicaid product offerings through our acquisition of Schaller Anderson. As a result, we also increased our exposure to changes in government policy with respect to and/or regulation of the various Medicaid programs in which we participate, including changes in the amounts payable to us under those programs. In addition, Health Care Reform includes a significant expansion of Medicaid coverage in 2014. Medicaid premiums are paid by each state and differ from state to state. The federal government and the states in which we have Medicaid business are also considering various proposals and legislation that would implement certain Medicaid program reforms or redesigns, including changes to benefits, reimbursement or payment levels or eligibility criteria. Current Medicaid funding and premium revenue may not be sustainable due to state and federal budgetary constraints, which have become particularly acute at the state level in the past few years, and continuing efforts to reduce health care costs. In addition, our Medicaid contracts with states are subject to cancellation by the state after a short notice period without cause or in the event of insufficient state funding.

Our Medicaid products are also regulated by CMS, which has the right to audit our performance to determine compliance with CMS contracts and regulations. Our Medicaid products and State Children's Health Insurance Program ("SCHIP") contracts also are subject to federal and state regulations and oversight by state Medicaid agencies regarding the services provided to Medicaid enrollees, payment for those services and other aspects of these programs, and by external review organizations which audit Medicaid plans on behalf of the state Medicaid agencies. The regulations and contractual requirements applicable to us and other participants in Medicaid programs are complex and subject to change. Although we have invested significant resources to comply with these standards, our Medicaid compliance efforts will continue to require significant resources. CMS and/or state Medicaid agencies may seek premium refunds, prohibit us from continuing to market and/or enroll members in one or more Medicaid products, exclude us from participating in one or more Medicaid programs and/or institute other sanctions against us if we fail to comply with CMS or state regulations or our contractual requirements.

HMO and Insurance Holding Company Laws
A number of states, including Pennsylvania and Connecticut, regulate affiliated groups of HMOs and insurers such as the Company under holding company statutes. These laws may require us and our subsidiaries to maintain certain levels of equity. Holding company laws and regulations generally require insurance companies and HMOs within an insurance holding company system to register with the insurance department of each state where they are domiciled and to file reports with those states' insurance departments regarding capital structure, ownership, financial condition, intercompany transactions and general business operations. In addition, various notice or prior regulatory approval requirements apply to transactions between insurance companies, HMOs and their affiliates within an insurance holding company system, depending on the size and nature of the transactions. With the amendment of the Annual Financial Reporting Model Regulation by the National Association of Insurance Commissioners to incorporate elements of the Sarbanes-Oxley Act of 2002, we expect that the states in which our insurance and HMO subsidiaries are licensed will continue to expand the regulation of corporate governance and internal control activities of HMOs and insurance companies.

The states of domicile of our regulated subsidiaries have statutory risk-based capital, or RBC, requirements for health and other insurance companies and HMOs based on the RBC Model Act. These RBC requirements are intended to assess the capital adequacy of life and health insurers and HMOs, taking into account the risk characteristics of a company's investments and products. The RBC Model Act sets forth the formula for calculating the RBC requirements, which are designed to take into account asset risks, insurance risks, interest rate risks and other relevant risks with respect to an individual company's business. In general, under these laws, an insurance company or HMO must submit a report of its RBC level to the insurance department or insurance commissioner of its state of domicile for each calendar year.

The RBC Model Act requires increasing degrees of regulatory oversight and intervention as a company's RBC declines and provides for four different levels of regulatory attention depending on the ratio of a company's total adjusted capital (defined as the total of its statutory capital, surplus and asset valuation reserve) to its risk-based capital. The level of regulatory oversight ranges from requiring the company to inform and obtain approval from the domiciliary insurance commissioner of a comprehensive financial plan for increasing its RBC, to mandatory regulatory intervention requiring a company to be placed under regulatory control in a rehabilitation or liquidation proceeding. As of December 31, 2010, the RBC levels of our insurance and HMO subsidiaries exceeded all RBC thresholds.

For information regarding restrictions on certain payments of dividends or other distributions by HMO and insurance company subsidiaries of our company, refer to Note 16 of Notes to Consolidated Financial Statements on page 90.

The holding company laws for the states of domicile of Aetna and certain of its subsidiaries also restrict the ability of any person to obtain control of an insurance company or HMO without prior regulatory approval. Under those statutes, without such approval (or an exemption), no person may acquire any voting security of an insurance holding company (such as our parent company, Aetna Inc.) that controls an insurance company or HMO, or merge with such a holding company, if as a result of such transaction such person would control the insurance holding company. Control is generally defined as the direct or indirect power to direct or cause the direction of the management and policies of a person and is presumed to exist if a person directly or indirectly owns or controls 10% or more of the voting securities of another person.

Audits and Investigations
We typically have been and are currently involved in various governmental investigations, audits, examinations, reviews, subpoenas and other requests for information, the frequency and depth of which continue to increase. These include routine, regular and special investigations, audits, examinations and reviews by, as well as subpoenas and other requests for information from, CMS, various state insurance and health care regulatory authorities, state attorneys general, the CCIIO, the OIG, the OPM, committees, subcommittees and members of the U.S. Congress, the U.S. Department of Justice, U.S. attorneys and other state and federal governmental authorities. Such government actions may result and have resulted in restrictions on our business, changes to or clarifications of our business practices, retroactive adjustments to premiums, refunds to members, assessments of damages, civil or criminal fines or penalties (including under the False Claims Act), or other sanctions, including the possible loss of licensure or suspension or exclusion from participation in government programs. For example, effective April 21, 2010, CMS imposed intermediate sanctions on us suspending the enrollment of and marketing to new members of all Aetna Medicare Advantage and Standalone PDP Contracts. In addition, CMS has instituted RADV audits of our risk adjustment

payments under certain of our Medicare Advantage contracts. For additional information on these Medicare matters, refer to "Medicare" beginning on page 31.

In January 2009, we agreed with the New York Attorney General to discontinue the use of Ingenix databases at a future date and to utilize a new database for a period of at least five years in connection with out-of-network reimbursements in those benefit plans that employ a reasonable and customary standard for such reimbursements. We used the Ingenix database for many plans to determine the level of reimbursement when our members utilize providers who do not have a contract with us. We have begun to transition to other databases and use methodologies to determine these payments; however, payment levels for non-contracted provider services will likely remain the subject of further investigations, challenges and regulations.

Refer to "Litigation and Regulatory Proceedings" in Note 18 of Notes to Consolidated Financial Statements beginning on page 92 for more information.

Federal and State Reporting
We are subject to extensive financial and business reporting requirements at both the state and federal level. Health Care Reform significantly expands these reporting requirements and adds additional penalties for inaccuracies and omissions. In some instances, our ability to comply with these requirements will depend on receipt of information from third parties, particularly employers that we do not receive today and that may not be readily available or reliably provided in all instances. We are and will continue to be required to modify our information systems, dedicate significant resources and incur significant expenses to comply with these requirements.

Fraud and Abuse Laws
Federal and state governments have made investigating and prosecuting health care fraud and abuse a priority. Fraud and abuse prohibitions encompass a wide range of activities, including kickbacks for referral of members, billing for unnecessary medical services, improper marketing, and violations of patient privacy rights. Companies involved in public health care programs such as Medicare and Medicaid are often the subject of fraud and abuse investigations, as well as False Claims Act (whistle-blower) lawsuits. The regulations and contractual requirements applicable to us and other participants in these public-sector programs are complex and subject to change. We have invested significant resources to comply with Medicare and Medicaid standards. Ongoing vigorous law enforcement and the highly technical regulatory scheme mean that our compliance efforts in this area will continue to require significant resources.

Product Design and Sales Practices
State and/or federal regulatory scrutiny of life and health insurance company and HMO marketing and advertising practices, including the adequacy of disclosure regarding products and their administration, is increasing as are the penalties being imposed for inappropriate practices. Medicare and Medicaid products and products offering more limited benefits, such as those we issue and sell through Strategic Resource Company, which we acquired in January 2005, and some of our student health plans, in particular are attracting increased regulatory scrutiny.

Guaranty Fund Assessments/Solvency Protection
Under guaranty fund laws existing in all states, insurers doing business in those states can be assessed (up to prescribed limits) for certain obligations of insolvent insurance companies to policyholders and claimants. The health insurance guaranty associations in which we participate that operate under these laws respond to insolvencies of long-term care insurers as well as health insurers. Our assessments generally are based on a formula relating to our premiums in the state compared to the premiums of other insurers. Certain states allow recoverability of assessments as offsets to premium taxes. Some states have similar laws relating to HMOs. The Pennsylvania Insurance Commissioner has placed long-term care insurer Penn Treaty Network America Insurance Company and one of its subsidiaries (collectively, "Penn Treaty") in rehabilitation, an intermediate action before insolvency, and has petitioned a state court for liquidation. If Penn Treaty is declared insolvent and placed in liquidation, we and other insurers likely would be assessed over a period of years by guaranty associations for the payments the guaranty associations are required to make to Penn Treaty policyholders. We are currently unable to predict the ultimate outcome of this potential insolvency. It is reasonably possible that in future reporting periods we may record a liability and expense relating to Penn Treaty or other insolvencies which could have a material adverse effect on our operating results, financial position and cash flows. While we historically have recovered more than half of guaranty fund assessments through statutorily-permitted premium tax offsets, significant increases in assessments could jeopardize future recovery of these assessments. In addition, changes to regulations or their interpretation due to regulators' increasing concerns

regarding insurance company and/or HMO solvency due, among other things, to the current economic downturn, could negatively impact our business in various ways, including through increases in solvency fund assessments, requirements that the Company hold greater levels of capital and/or delays in approving dividends from regulated subsidiaries.

Regulation of Pharmacy Operations

On July 27, 2010, we entered into the PBM Agreement, under which CVS Caremark provides certain PBM services to us and our customers and members. The PBM Agreement has a term of up to 12 years, although we have certain termination rights beginning in January 2018. CVS Caremark began providing services under the PBM Agreement on January 1, 2011. Notwithstanding our contracting with CVS Caremark, we will remain responsible to regulators and members for the delivery of PBM services. In addition, we continue to own two mail order pharmacy facilities and one specialty pharmacy facility (the "Pharmacies"). One mail order pharmacy is located in Missouri, and the specialty pharmacy and our second mail order pharmacy are located in Florida. The Pharmacies dispense pharmaceuticals throughout the U.S. and are participating providers in Medicare, Medicare Part D and various Medicaid programs. The pharmacy practice is generally regulated at the state level by state boards of pharmacy. The Pharmacies are required to be licensed in the state where they are located, as well as the states that require registration or licensure with the state's board of pharmacy or similar regulatory body. The Pharmacies also must register with the U.S. Drug Enforcement Administration and individual state controlled substance authorities in order to dispense controlled substances and must comply with applicable Medicare, Medicaid and other provider rules and regulations, including federal and state false claims and anti-kickback laws. Loss or suspension of any such licenses or registrations could have a material adverse effect on our ability to meet our commitments to our customers, which could, in turn, have a material adverse effect on our pharmacy business and/or operating results.

Regulation of Pharmacy Benefit Management Operation

Our pharmacy benefit management ("PBM") services are regulated directly and indirectly at the federal and state levels, including federal and state false claims and anti-kickback laws. These laws and regulations govern, and proposed legislation may govern, critical PBM practices, including disclosure, receipt and retention of rebates and other payments received from pharmaceutical manufacturers, disclosure of data to third parties, drug utilization management practices, the level of duty a PBM owes its customers and registration or licensing of PBMs. Failure by us or CVS Caremark to comply with these laws or regulations could result in material fines and/or sanctions and could have a material adverse effect on our operating results.

Life and Disability Insurance

Our life insurance and disability operations are subject to extensive regulation. Changes in these regulations, such as expanding the definition of disability or changing claim determination, settlement and/or payment practices, could have a material adverse impact on our life insurance and/or disability insurance operations and/or operating results.

International Regulation

We continue to expand our Health Care operations that are conducted in foreign countries. These international operations are subject to different, and sometimes more stringent, legal and regulatory requirements, which vary widely by jurisdiction, including anti-corruption laws; various privacy, insurance, tax, tariff and trade laws and regulations; and corporate, employment, intellectual property and investment laws and regulations. In addition, the expansion of our operations into foreign countries increases our exposure to the anti-bribery, anti-corruption and anti-money laundering provisions of U.S. law, including the Foreign Corrupt Practices Act of 1977.

Anti-Money Laundering Regulations

Certain of our lines of business are subject to U.S. Department of the Treasury anti-money laundering regulations. Those lines of business have implemented anti-money laundering policies designed to insure their affected products comply with the regulations.

FORWARD-LOOKING INFORMATION/RISK FACTORS

The Private Securities Litigation Reform Act of 1995 (the "1995 Act") provides a "safe harbor" for forward-looking statements, so long as (1) those statements are identified as forward-looking, and (2) the statements are accompanied by meaningful cautionary statements that identify important factors that could cause actual results to differ materially from those discussed in the statement. We want to take advantage of these safe harbor provisions.

Certain information contained in this MD&A is forward-looking within the meaning of the 1995 Act or SEC rules. This information includes, but is not limited to: the "Outlook for 2011" on page 5, "Risk Management and Market-Sensitive Instruments" beginning on page 14 and "Regulatory Environment" beginning on page 23. In addition, throughout this MD&A, we use the following words, or variations or negatives of these words and similar expressions, when we intend to identify forward-looking statements:

- Expects
- Projects
- Anticipates
- Outlook
- Intends
- Plans
- Believes
- Guidance
- Seeks
- Estimates
- May
- Will
- Should
- Could
- Potential
- Continue
- View

Forward-looking statements rely on a number of estimates, assumptions and projections concerning future events, and are subject to a number of significant uncertainties and other factors that could cause actual results to differ materially from those statements. Many of these factors are outside our control. You should not put undue reliance on forward-looking statements. We disclaim any intention or obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

Risk Factors

You should carefully consider each of the following risks and all of the other information set forth in this MD&A or elsewhere in our Annual Report or our Annual Report on Form 10-K. These risks and other factors may affect forward-looking statements, including those we make in this MD&A or elsewhere, such as in news releases or investor or analyst calls, meetings or presentations. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. Any of these risks or uncertainties could cause our actual results to differ materially from our expectations and the expected results discussed in our forward-looking statements. You should not consider past results to be an indication of future performance.

If any of the following risks or uncertainties develops into actual events, this could have a material adverse effect on our business, cash flows, financial condition or operating results. In that case, the trading price of our common stock could decline materially.

The continuing public policy debate on Health Care Reform, additional changes to the U.S. health care system and the stressed economic environment, with high U.S. unemployment, present overarching risks to all aspects of our enterprise.

The political environment in which we operate remains uncertain. There can be no assurance that the implementation of Health Care Reform, additional changes to the U.S. health care system, including changes to Health Care Reform, or the impact of the economic environment will not adversely affect our business, cash flows, financial condition or operating results. See "Regulatory Environment – General" beginning on page 23 and "Adverse economic conditions in the U.S. and abroad can significantly and adversely affect our businesses and profitability, and we do not expect these conditions to improve in the near future" beginning on page 38.

We are subject to potential changes in public policy and Health Care Reform that can adversely affect the markets for our products and services and our profitability. The federal and state governments continue to enact and seriously consider many broad-based legislative and regulatory measures that have materially impacted and will continue to materially impact various aspects of the health care system and our business.

The political environment in which we operate remains uncertain. It is not possible to predict with certainty or eliminate the impact of additional fundamental public policy changes, including changes to Health Care Reform, that could adversely affect us. Examples of these changes include policy changes that would fundamentally change the dynamics of our industry, such as the federal or one or more state governments assuming a larger role in the health care industry or managed care operations, fundamentally restructuring or reducing the funding available for Medicare or Medicaid programs, or a repeal or significant alteration of Health Care Reform, such as the elimination of the obligation to purchase health care coverage (the "individual mandate") without the elimination of our obligation to offer health insurance to each person who purchases it. Our business and operating results could be materially and adversely affected by such changes even if we correctly predict their occurrence. For more information on these matters, refer to "Regulatory Environment" beginning on page 23.

In March 2010, Health Care Reform was enacted, legislating broad-based changes to the U.S. health care system. Components of the legislation will be phased in over the next seven years, and there are many significant parts of Health Care Reform, including minimum MLR, that will require further guidance and clarification both at the federal level and in the form of regulations and actions by state legislatures to implement the law. In addition, at the state level, each state and the District of Columbia will hold regular legislative sessions in 2011. The state legislatures focused on the impact of federal health care reform legislation and state budget deficits in 2010. For more information on these matters, refer to "Regulatory Environment" beginning on page 23.

We will need to dedicate material resources and incur material expenses to implement and comply with Health Care Reform at both the state and federal level, including implementing and complying with the future regulations that will provide guidance on and clarification of significant parts of the legislation. In addition, we anticipate that additional health care reforms will be enacted at the state level; however, we cannot predict what provisions they will contain in any state or what effect they will have on our business operations or financial results. While health care reform at the state and federal level presents us with new business opportunities and new financial and other challenges and may, for example, cause membership in our health plans to increase or decrease or make doing business in particular states more or less attractive, it is reasonably possible that our business operations and financial results could be materially adversely affected by such reform.

We must continue to differentiate our products and services from those of our competitors; we operate in an evolving industry that requires us to anticipate changes in customer preferences and to innovate and deliver products and services that demonstrate value to our customers, particularly in response to market changes from public policy.

We operate in a highly competitive environment and in an industry that is subject to significant ongoing changes from market pressures brought about by customer demands, business consolidations, strategic alliances, Health Care Reform, and other legislative and regulatory changes and marketing practices. For example, beginning in 2014, we expect to compete for sales on the Exchanges. In addition, our customers generally, and our larger customers particularly, are well informed and organized and can easily move between us and our competitors. These factors require us to differentiate our products and services, anticipate changes in customer preferences and innovate and deliver new and existing products and services that demonstrate value to our customers, particularly in response to market changes from public policy. Failure to differentiate our products and services, anticipate changes in customer preferences or innovate and deliver products and services that demonstrate value to our customers can affect our ability to retain or grow profitable membership, which can adversely affect our operating results.

Our ability to anticipate and detect medical cost trends and achieve appropriate pricing affects our profitability, and our business and profitability may continue to be adversely affected by prevailing economic conditions. There can be no assurance that future health care and other benefit costs will not deviate from our projections.

Adverse economic conditions and unanticipated increases in our health care and other benefit costs can significantly and adversely affect our businesses and profitability in a number of ways. The current economic environment is challenging and less predictable than the economic environment of the recent past, which has caused and may continue to cause unanticipated volatility in our health care and other benefit costs. Premium revenues from our Insured Health Care products comprised approximately 81% of our total consolidated revenues for both 2010 and 2009. We continue to be vigilant in our pricing and have generally increased our premium rates for Insured business under contract in 2011. Our health care premiums are generally fixed for one-year periods. Accordingly, cost increases in excess of health care or other benefit cost projections reflected in our pricing cannot be recovered in the fixed premium period through higher premiums. As a result, our profits are particularly sensitive to the accuracy of our forecasts of the increases in health care and other benefit costs that we expect to occur during the fixed premium period. Those forecasts typically are made several months before the fixed premium period begins and are dependent on our ability to anticipate and detect medical cost trends. For example, during the year ended December 31, 2010, medical costs were lower than we projected, while during the year ended December 31, 2009, medical costs were higher than we projected. As a result of this volatility, accurately detecting medical cost trends and forecasting, managing and reserving for future health care and other benefit costs for ourselves and our self-insured customers have become more challenging. There can be no assurance regarding the accuracy of the health care or other benefit cost projections reflected in our pricing, and our health care and other benefit costs can be affected by external events over which we have no control, such as the higher-than-projected H1N1 influenza and COBRA-related health care costs we experienced in 2009. Relatively small differences between predicted and actual health care and other benefit costs as a percentage of premium revenues can result in significant adverse changes in our operating results. For more information, see "Critical Accounting Estimates - Health Care Costs Payable" beginning on page 18. If the rate of increase in our health care or other benefit costs in 2011 were to exceed the levels reflected in our pricing or if we are not able to obtain appropriate pricing on new or renewal business, our operating results would be adversely affected.

Our ability to manage health care and other benefit costs affects our profitability.
Our profitability depends in large part on our ability to appropriately manage future health care and other benefit costs through underwriting criteria, product design, negotiation of favorable provider contracts and medical management programs. Government-imposed limitations on Medicare and Medicaid reimbursement also have caused the private sector to bear a greater share of increasing health care and other benefits costs. The aging of the population and other demographic characteristics, advances in medical technology and other factors continue to contribute to rising health care and other benefit costs. Changes as a result of Health Care Reform and other changes in the regulatory environment, changes in health care practices, general economic conditions such as inflation and employment levels, new technologies, increases in the cost of prescription drugs, direct-to-consumer marketing by pharmaceutical companies, clusters of high-cost cases, health care provider or member fraud and numerous other factors affecting the cost of health care can be beyond any health plan's control and may adversely affect our ability to predict and manage health care and other benefit costs, which can adversely affect our operating results.

We face risks from industry, public policy and economic forces that can change the fundamentals of the health and related benefits industry and adversely affect our business and operating results.
Various factors particular to the health and related benefits industry may affect our business model. Those factors include, among others, the rapid evolution of the business model, particularly as that model moves to a direct sales to the consumer model, such as the model contemplated by the Exchanges, shifts in public policy, including those embodied in Health Care Reform, adverse changes in laws and regulations or the interpretation of laws and regulations, consumerism, pricing actions by competitors, competitor and supplier consolidation and a declining number of commercially insured people. We also face the potential of competition from existing or new companies that have not historically been in the health or group insurance industries, such as health information technology ("HIT") companies. If we are unable to anticipate or detect these and other relevant external factors and deploy meaningful responses to all relevant external factors, our business and operating results may be adversely affected.

Adverse economic conditions in the U.S. and abroad can significantly and adversely affect our businesses and profitability, and we do not expect these conditions to improve in the near future.
The current recessionary U.S. and global economic environment has resulted in significantly diminished expectations for the global economy, particularly the U.S. economy, going forward. Our customers, medical providers and the other companies with which we do business are generally headquartered in the U.S.; however, many of our largest customers are global companies with operations around the world. As a result, adverse economic conditions in the U.S. and abroad have and can in the future significantly and adversely affect our businesses and profitability by:

- Leading to reductions in workforce by our customers, which would reduce both our revenues and the number of members we serve.
- Leading our customers and potential customers, particularly those with the most members, and state and local governments, to force us to compete more vigorously on factors such as price and service, including service and other performance guarantees, to retain or obtain their business.
- Leading our customers and potential customers to purchase less profitable different mixes of products from us (i.e., purchase products that generate less profit for us (such as our administrative services products) than the ones they currently purchase or otherwise would have purchased) or purchase fewer products from us.
- Leading our customers and potential customers, particularly smaller employers and individuals, to forego obtaining or renewing their health and other coverage with us.
- Adversely affecting state and federal budgets, resulting in reduced reimbursements or payments to us in Medicare, Medicaid, SCHIP and/or other federal and state government health care coverage programs.
- Causing unanticipated increases and volatility in utilization of medical and other covered services by our members and/or increases in medical unit costs, each of which would increase our health care and other benefit costs and limit our ability to accurately detect, forecast, manage and reserve for our and our self-insured customers' medical cost trends and/or future health care and other benefit costs.
- Increasing our medical unit costs as hospitals and other providers attempt to maintain revenue levels in their efforts to adjust to their own economic challenges.

- Causing, over time, inflation that could cause interest rates to increase and thereby increase our interest expense and reduce our operating results, as well as decrease the value of the debt securities we hold in our investment portfolio, which likely would reduce our operating results and/or financial position.
- Weakening the ability or perceived ability of the issuers and/or guarantors of the debt or other securities we hold in our investment portfolio to perform on their obligations to us, which could result in defaults in those securities or reduce the value of those securities and create realized capital losses for us that reduce our operating results.
- Weakening the ability of our customers, medical providers and the other companies with which we do business to perform their obligations to us or causing them not to perform those obligations, either of which could reduce our operating results.
- Causing governments to impose new or higher taxes or assessments on us in response to budgetary pressures.

Furthermore, reductions in workforce by our customers in excess of, or at a faster rate than, those we project could reduce both our revenue and membership below our projected levels and cause unanticipated increases in our health care and other benefit costs. There can be no assurance that our health care and other benefit costs, business and profitability will not be adversely affected by these economy-related conditions or other factors.

Our continued business success is dependent on our ability to diversify our sources of revenue and earnings. As a result of Health Care Reform, the declining number of commercially insured people and other factors, our ability to grow profitably through the sale of traditional Insured health care benefits products in the U.S. is limited. In order to profitably grow our business in the future, we must diversify the sources of our revenue and earnings through international expansion and a transformational change to our business model. Accomplishing these strategic objectives will require us to simultaneously acquire and develop new personnel, products and systems to serve existing and new markets and enhance our existing information technology, control and compliance processes and systems to deliver the new products and, in the case of international operations, meet country-specific customer and member preferences as well as country-specific legal requirements, including those relating to data location, protection and security. Accomplishing these objectives will require us to devote significant senior management and other resources to acquisitions or other transactions and to develop new products, services and technology internally before any significant revenues or earnings are generated. In addition, many of our international and HIT competitors have longer operating histories, better brand recognition and greater scale in many of the areas in which we are seeking to expand. If we are not able to expand our international business in countries where we currently operate and in targeted new countries and acquire and/or develop and launch products and services outside of our core Health Care products and services, our ability to profitably grow our business could be adversely affected.

Our international operations face political, legal and compliance, operational, regulatory, economic and other risks that we do not face or are more significant than in our domestic operations. Our exposure to these risks will increase as our international operations expand. These risks vary widely by country and include government intervention and censorship, discriminatory regulation, nationalization or expropriation of assets, pricing issues and currency exchange controls or other restrictions that prevent us from transferring funds from these operations out of the countries in which they operate or converting local currencies that we hold into U.S. dollars or other currencies. Additionally, foreign currency exchange rates and fluctuations may have an impact on the future costs of or on future revenues and cash flows from our international operations, and any measures we may implement to reduce the effect of volatile currencies and other risks on our international operations may not be effective. Some of our operations are, and are likely to increasingly be, in emerging markets where these risks are heightened. In addition, our international business relies on local sales forces and other staff for some of its operations and may encounter labor laws, labor problems and less flexible employee relationships that can be difficult and expensive to terminate. In some countries, our international business operates or is required to operate with local business partners with the resulting risk of managing partner relationships in addition to managing the business to reach business objectives. International operations also increase our exposure to and require us to devote significant management resources to comply with the anti-bribery, anti-corruption and anti-money laundering provisions of U.S. (including the Foreign Corrupt Practices Act of 1977 (the "FCPA")) and United Kingdom law and similar laws in other jurisdictions and to overcome logistical and other challenges based on differing languages, cultures, legal and regulatory schemes and time zones.

We are subject to funding and other risks with respect to revenue received from our participation in Medicare and Medicaid programs. We are also subject to retroactive adjustments to certain premiums, including as a result of CMS risk adjustment data validation ("RADV") audits.
We continue to increase our focus on the non-Commercial part of our Health Care segment as part of our business diversification efforts. In many instances, to acquire and retain this business, we must bid for it against our competitors, and winning bids increasingly are being challenged successfully. For the government-funded health program business we obtain, such as Medicare and Medicaid, our revenues are dependent on annual funding by the federal government and/or applicable state governments, and both federal and state governments have the right to cancel their contracts with us on short notice without cause or if funds are not available. Funding for these programs is dependent on many factors outside our control, including general economic conditions and budgetary constraints at the federal or applicable state level and general political issues and priorities. For example, in 2008, the U.S. Congress reduced funding for Medicare Advantage plans beginning in 2010 and imposed new marketing requirements on Medicare Advantage and PDP plans beginning in 2009. Under Health Care Reform, 2011 Medicare Advantage payment rates to us will be frozen based on 2010 levels with additional reductions over a multi-year period beginning in 2012 based on regionally adjusted benchmarks, and competitive bidding will be introduced for Medicare Advantage plans for the 2012 plan year. In addition, most states currently face significant budget challenges, and several states are currently seeking to reduce their Medicaid expenditures; other states may take similar action. Our government customers also determine the premium levels and other aspects of these programs that affect the number of persons eligible for or enrolled in these programs, the services provided to enrollees under the programs, and our administrative and health care and other benefit costs under these programs. In the past, determinations of this type have adversely affected our financial results from and willingness to participate in such programs, and may do so in the future. For example, if a government customer reduces the premium levels or increases premiums by less than the increase in our costs and we cannot offset the impact of these actions with supplemental premiums and/or changes in benefit plans, then our business and operating results could be adversely affected.

In addition, premiums for certain federal government employee groups, Medicare members and Medicare beneficiaries are subject to retroactive adjustments by the federal and applicable state governments. CMS regularly audits our performance to determine our compliance with CMS's regulations, our contracts with CMS and the quality of services we provide to our Medicare members. CMS has instituted RADV audits of certain of our Medicare Advantage contracts for the 2007 contract year. We believe that the OIG also is auditing risk adjustment data, and we expect CMS and the OIG to continue auditing risk adjustment data for the 2007 contract year and beyond. We are unable to predict the ultimate outcome of CMS's final RADV audit methodology, other audits for the 2007 contract year or subsequent contract years, the amounts of any retroactive refunds of, or prospective adjustments to, premium payments made to us, or whether any audit findings would cause a change to our method of estimating future premium revenue in bid submissions to CMS for the current or future contract years or compromise premium assumptions made in our bids for prior contract years. For additional information, refer to "Regulatory Environment" beginning on page 23. Any premium refunds or adjustments resulting from regulatory audits, including those resulting from CMS's selection of its final RADV audit methodology, whether as a result of RADV or other audits by CMS or OIG or otherwise, could be material and could adversely affect our operating results, financial position and cash flows.

We operate in a highly-competitive environment; loss of membership or failure to achieve profitable membership growth and diversify the geographic concentrations in our core Insured membership (including strategies to increase membership for targeted product types and customers, such as commercial or public sector business) could materially adversely affect our profitability.
Competitive factors (including our customers' flexibility in moving between us and our competitors), the current economic environment and ongoing changes in the health care benefits industry (including merger and acquisition and strategic alliance activity in the industry) and Health Care Reform create pressure to contain premium price increases despite being faced with increasing health care and other benefit costs. Our customer contracts are subject to renegotiation, and our Medicare, Medicaid and SCHIP products are subject to periodic re-bid and rate adjustment, as customers seek to contain their benefit costs, particularly in a slow economy. Customers may elect to self-insure or to reduce benefits in order to limit increases in their benefit costs. Such elections may result in reduced membership in our more profitable Insured products and/or lower premiums for our Insured products, although such elections also may reduce our health care and other benefit costs. Alternatively, our customers may purchase different types of products from us that are less profitable, or move to a competitor to obtain more favorable pricing. Our membership is also concentrated in certain geographic areas in the U.S., and unfavorable changes in health care or other benefit costs or reimbursement rates or increased competition in those geographic areas could therefore have a disproportionately

adverse effect on our operating results. Among other factors, we compete on the basis of overall cost, plan design, customer service, quality and sufficiency of medical provider networks and quality of medical management programs. In addition to competitive pressures affecting our ability to obtain new customers or retain existing customers, our membership has been and may continue to be affected by reductions in workforce by existing customers due to unfavorable general economic conditions, especially in the U.S. geographies and industries where our membership is concentrated. Failure to profitably grow and diversify our membership geographically or by product type may adversely affect our revenue and operating results.

Our business success and profitability depend in part on effective information technology systems and on continuing to develop and implement improvements in technology; we have several significant multi-year strategic information technology projects in process and have increased our commitment to health information technology products and services.

Our businesses depend in large part on our information and other technology systems to adequately price our products and services; accurately establish reserves, process claims and report financial results; and interact with providers, employer plan sponsors, members and vendors, including CVS Caremark, in an efficient and uninterrupted fashion. We have many different information systems supporting our businesses.

With our acquisition of Medicity in January 2011, we also have increased our commitment to HIT products and services, which is rapidly changing and highly competitive. There is no assurance that we will be able to earn a profit in our HIT business, successfully adapt to changes to the HIT business or compete effectively in the HIT business or that we have been able to identify and mitigate the significant risks of pursuing that business, including protection of our proprietary rights. In addition, although the HIT industry is not currently subject to significant regulation, as we continue to implement our HIT initiatives, uncertainty surrounding the regulatory authority and requirements in this area, as well as new legislation and/or regulation may make it difficult to achieve and maintain compliance and could adversely affect our ability to compete in the HIT business and the operating results of our HIT business.

Our business strategy involves providing customers with differentiated, easy to use, secure products that leverage information to meet the needs of those customers. The marketplace is evolving, and the level of service that is acceptable to customers and members today will not necessarily be acceptable tomorrow. Our success therefore is dependent in large part on modifying existing core and other technology systems to maintain their effectiveness, on integrating and deploying Medicity's resources and on continuing to timely develop, redesign and enhance technology systems that support our business strategy initiatives and processes in a compliant and cost and resource efficient manner, including through acquisitions, strategic alliances, joint ventures and technology outsourcing, within the context of our existing business partnership relationships and a limited budget of human resources and capital. Certain of our technology systems (including software) are older, legacy systems that are less efficient and require an ongoing commitment of significant capital and human resources to maintain.

We also need to effectively deploy our Medicity resources, modify our existing systems or develop new systems to meet current and expected standards and keep pace with continuing changes in information processing technology, evolving industry and regulatory standards, including the MLR rebates and other aspects of Health Care Reform, and changing customer demands. For example, the federal government has mandated that by 2013 the health care industry, including health insurers, providers and laboratories, upgrade to an updated and expanded set of standardized diagnosis and procedure codes used for describing health conditions. Implementing this new set of standardized codes, known as ICD-10, will require a substantial investment of resources by us and the health care industry in general over the next several years, including significant information technology investments, changes in business processes and documentation and extensive employee education and training. If we and/or the health care industry fail to adequately implement ICD-10, we may suffer a significant loss in the resources invested and in productivity, and/or fluctuations in our cash flows.

We also have several significant multi-year strategic information technology projects in process in addition to preparing for ICD-10. System development and other information technology projects are long-term in nature and may take longer and cost more than we expect to complete and may not deliver the benefits we project once they are complete. If we do not effectively and efficiently manage and upgrade our technology portfolio, we could, among other things, have problems determining health care cost and other benefit cost estimates and/or establishing appropriate pricing, meeting the needs of providers, employer plan sponsors and members, or keeping pace with industry and regulatory standards, and our operating results may be adversely affected.

In order to remain competitive, we must further integrate our businesses and processes; significant acquisitions, strategic alliances, joint ventures and/or our ability to manage multiple multi-year strategic projects could make this integration more challenging; we expect to continue to pursue acquisitions and other inorganic growth strategies.

Ineffective integration of our businesses and processes may adversely affect our ability to compete by, among other things, increasing our costs relative to competitors. This integration task may be made more complex by significant acquisitions, strategic alliances, joint ventures, multi-year strategic projects, our existing business partnership relationships and a limited budget of human resources and capital, particularly if we pursue multiple transactions or other initiatives designed to diversify our sources of revenue and earnings simultaneously. For example, as a result of our acquisition activities, we have acquired a number of information technology systems that we must effectively and efficiently consolidate with our own systems. Our strategy includes effectively investing our capital in appropriate acquisitions, strategic projects and current operations in addition to share repurchases. If we are unable to successfully integrate acquired businesses and other processes to realize anticipated economic and other benefits on a timely basis, it could result in substantial costs or delays or other operational or financial problems.

Our strategic projects include, among other things, addressing rising health care and other benefit costs, achieving profitable membership growth, further improving the efficiency of our operations, managing certain significant technology projects, further improving relations with health care providers, negotiating contract changes with customers and providers, and implementing other business process improvements. The future performance of our businesses will depend in large part on our ability to design and implement these initiatives, some of which will occur over several years. If these initiatives result in increased health care or other benefit costs or do not achieve their objectives, our operating results could be adversely affected.

We have completed a number of acquisitions and strategic alliances over the last several years, and we expect to continue to pursue acquisitions and other inorganic growth opportunities as part of our growth strategy. See "Our continued business success is dependent on our ability to diversify our sources of revenue and earnings" beginning on page 39. In addition to integration risks, some additional risks we face with respect to acquisitions and other inorganic growth strategies include:

- The acquired business may not perform as projected;
- We may assume liabilities that we do not anticipate, including those that were not disclosed to us or which we underestimated;
- Acquisitions and other inorganic growth strategies could disrupt our ongoing business, distract management, divert resources and make it difficult to maintain our current business standards, controls and procedures;
- We may finance future acquisitions and other inorganic growth strategies by issuing common stock for some or all of the purchase price, which could dilute the ownership interests of our shareholders;
- We may incur additional debt related to future acquisitions and inorganic growth strategies;
- We frequently compete with other firms, some of which may have greater financial and other resources and a greater tolerance for risk, to acquire attractive companies; and
- We may not have the expertise to manage and profitably grow the businesses we acquire, and we may need to rely on the retention of key personnel and other workforce of companies we acquire, which may be difficult to accomplish.

Managing executive succession and key talent retention, recruitment and development is critical to our success given the current environment.

We would be adversely affected if we fail to adequately plan for succession of our executives and senior management and the retention, recruitment and development of key talent particularly given the current environment. While we have succession plans in place and we have employment arrangements with certain key executives, these do not guarantee that the services of these or suitable successor executives will continue to be available to us.

Our ability to manage general and administrative expenses affects our profitability.

Our profitability depends in part on our ability to drive our general and administrative expenses to competitive levels through controlling salaries and related benefits and information technology and other general and administrative costs, while being able to implement Health Care Reform, attract and retain key employees, maintain robust management practices and controls, implement improvements in technology and achieve our strategic goals.

Our business activities are highly regulated; Health Care Reform as well as new laws or regulations or changes in existing laws or regulations or their enforcement or application could materially adversely affect our business and profitability.
Our business is subject to extensive regulation and oversight by state, federal and international governmental authorities. The laws and regulations governing our operations and interpretations of those laws and regulations change frequently (as evidenced by Health Care Reform as well as other new laws and regulations) and generally are designed to benefit and protect members and providers rather than our investors. In addition, the governmental authorities that administer our business have broad latitude to make, interpret and enforce the regulations that govern us.

The federal and many state governments have enacted and continue to consider legislative and regulatory changes related to health products, and changes in the interpretation, enforcement and/or application of existing laws and regulations, and the likelihood of adverse changes is increasing due to state and federal budgetary pressures. We must implement Health Care Reform and monitor these and other changes and promptly implement any revisions to our business processes that these changes require. At this time, we are unable to predict the full impact of Health Care Reform or the impact of future changes, although we anticipate that some aspects of Health Care Reform and other existing measures and new measures, if enacted, could materially adversely affect our health care operations and/or operating results including:

- Reducing our ability to obtain adequate premium rates (including denial or delays in approval and implementation of those rates),
- Restricting our ability to price for the risk we assume and/or reflect reasonable costs or profits in our pricing, including mandating minimum medical benefit ratios and/or pricing to minimum medical benefit ratios,
- Reducing our ability to manage health care or other benefit costs,
- Increasing health care or other benefit costs and operating expenses,
- Increasing our exposure to lawsuits and other adverse legal proceedings,
- Regulating levels and permitted lines of business,
- Restricting our ability to underwrite and operate our individual health business,
- Imposing new or increasing taxes and financial assessments, and/or
- Regulating business practices.

For example, premium rates generally must be filed with state insurance regulators and are subject to their approval, either before or after rates take effect. Health Care Reform requires review of unreasonable premium rate increases by HHS in conjunction with state regulators. Regulators or legislatures in a number of states have implemented or are considering limits on premium rate increases, either enforcing existing legal requirements more stringently or proposing different regulatory standards. Regulators or legislatures in a number of states also are considering conducting hearings on proposed premium rate increases, which could result in substantial delay in implementing proposed rate increases even if they ultimately are approved. Rate reviews create risk for us in the current political and regulatory environment. There is no guaranty that we will be able to obtain rate increases that are actuarially justified or that are sufficient to make our policies profitable in any product line or geography. We anticipate additional regulatory or legislative action with respect to regulation of premium rates in our Insured business, some of which could materially and adversely affect our ability to earn adequate returns on Insured business in one or more states or cause us to withdraw from certain markets.

In addition, our Medicare, Medicaid and specialty and mail order pharmacy products are more highly regulated than our Commercial products. The laws and regulations governing participation in Medicare and Medicaid programs are complex, are subject to interpretation and can expose us to penalties for non-compliance. If we fail to comply with the applicable laws and regulations we could be subject to criminal fines, civil penalties, premium refunds, prohibitions on marketing or enrollment of members, termination of our contracts or other sanctions which could have a material adverse effect on our ability to participate in these and other programs, cash flows, financial condition and operating results. In addition, legislative or regulatory changes to these programs could have a material adverse effect on our business, cash flows, financial condition and operating results. Effective April 21, 2010, CMS imposed intermediate sanctions on us, suspending the enrollment of and marketing to new members of all Aetna Medicare Advantage and Standalone PDP contracts. CMS has granted us a limited waiver of these sanctions to allow us to continue to enroll eligible members into existing, contracted group Aetna Medicare Advantage Plans and Standalone PDPs through March 31, 2011. As a result of these sanctions, our 2011 Medicare membership was adversely affected because we did not participate in the 2010 open enrollment for individual 2011 Medicare plans, which occurred between November 15, 2010 and December 31, 2010. We are cooperating fully with CMS on its review and are working to resolve the issues CMS has raised as soon as possible. If the CMS sanctions remain in effect or we fail to obtain extensions of the limited waiver through the end of those sanctions, our Medicare membership and operating results could be adversely affected. Any failure of our prevention, detection or control systems related to regulatory compliance and/or compliance with our internal policies could adversely affect our reputation and also expose us to whistle-blower, class action and other litigation, other proceedings, fines, sanctions and/or penalties, any of which could adversely affect our business, cash flows, operating results or financial condition.

There continues to be a heightened review by federal and state regulators of the health insurance industry's business and reporting practices, including utilization management, payment of providers with whom the payor does not have a contract and other claim payment practices, as well as heightened review of the general insurance industry's brokerage, sales and marketing practices. As one of the largest national health and related benefits providers, we are regularly the subject of routine, regular and special governmental market conduct and other audits, investigations and reviews by, and we receive subpoenas and other requests for information from, CMS, various state insurance and health care regulatory authorities, state attorneys general, the OIG, the OPM, committees, subcommittees and members of the U.S. Congress, the U.S. Department of Justice, U.S. Attorneys and other state and federal governmental authorities. Several such audits, investigations and reviews currently are pending, some of which may be resolved during 2011. These routine, regular and special governmental audits, investigations and reviews could result in changes to or clarifications of our business practices, and also could result in significant or material fines, penalties, civil liabilities, criminal liabilities or other sanctions, including suspension or exclusion from participation in government programs, changes in the way we conduct business and loss of licensure. CMS has instituted RADV audits of certain of our Medicare Advantage contracts. For additional information on these Medicare matters, refer to "Regulatory Environment" beginning on page 23 and "We are subject to funding and other risks with respect to revenue received from our participation in Medicare and Medicaid Programs. We are also subject to retroactive adjustments to certain premiums, including as a result of CMS risk adjustment data validation ("RADV") audits," beginning on page 40. In January 2009, Aetna and the New York Attorney General announced an agreement relating to an industry-wide investigation into certain payment practices with respect to out-of-network providers. As a result of that 2009 agreement, Aetna contributed $20 million towards the establishment of an independent database system to provide fee information regarding out-of-network reimbursement rates. Our business also may be adversely impacted by judicial and regulatory decisions that change and/or expand the interpretations of existing statutes and regulations, impose medical or bad faith liability, increase our responsibilities under ERISA, or reduce the scope of ERISA pre-emption of state law claims.

Our business also may be affected by other legislation. There can be no assurance that the Financial Reform Act and the related rules will not impact our business. For instance, we likely would be adversely affected if the Council designated us a "systematically important" nonbank financial company for purposes of the Financial Reform Act.

For more information regarding these matters, refer to "Regulatory Environment" beginning on page 23 and "Litigation and Regulatory Proceedings" in Note 18 of Notes to Consolidated Financial Statements beginning on page 92.

We would be adversely affected if our prevention, detection or control systems fail to detect and implement required changes to maintain regulatory compliance.

Federal and state governments have made investigating and prosecuting health care and other insurance fraud and abuse a priority. Fraud and abuse prohibitions encompass a wide range of activities, including kickbacks for referral of members, billing for unnecessary medical services, improper marketing and violations of patient privacy rights. The regulations and contractual requirements applicable to us and other participants are complex and subject to change. We have invested significant resources to comply with our regulatory and contractual requirements. Ongoing vigorous law enforcement and the highly technical regulatory scheme mean that our compliance efforts in this area will continue to require significant resources.

Similarly, failure of our prevention, detection or control systems related to regulatory compliance and/or compliance with our internal policies, including data systems security issues and/or unethical conduct by managers and/or employees, could adversely affect our reputation and also expose us to litigation and other proceedings, fines, temporary or permanent suspension from participating in government health care programs and/or other penalties, any of which could adversely affect our business, cash flows, operating results or financial condition. For example, effective April 21, 2010, CMS imposed intermediate sanctions on us, suspending the enrollment of and marketing to new members of all Aetna Medicare Advantage and Standalone PDP contracts. The sanctions relate to our compliance with certain Medicare Part D requirements. Refer to "Regulatory Environment" beginning on page 23 for more information.

We face increasing risks related to litigation, regulatory audits and investigations and other regulatory proceedings. In addition, as a government contractor, we are exposed to additional risks that may adversely affect our business or our willingness to participate in government health care programs. If these matters are resolved adversely to us or these risks materialize, our financial position, operating results and cash flows could be adversely affected.

We are growing by expanding into certain segments and subsegments of the health care marketplace. Some of the segments and subsegments we have targeted for growth include Medicare, Medicaid, individual, public sector and labor customers who are not subject to ERISA's limits on state law remedies. In addition, over the last several years we have entered product lines in which we previously did not participate, including health information technology (such as Medicity and ActiveHealth), Insured Medicaid, Medicaid management and care coordination and care management on behalf of state regulators, international managing general underwriting, Medicare PDP, mail order pharmacy and specialty pharmacy. These products subject us to regulatory and other risks that are different from the risks of providing Commercial managed care and health insurance products and may increase the risks we face from intellectual property and other litigation, regulatory reviews, audits and investigations and other adverse legal proceedings. For example, our Medicare and Medicaid products are more highly regulated than our Commercial products, and our mail order and specialty pharmacies dispense medications directly to members. There is the possibility of temporary or permanent suspension from participating in government health care programs, including Medicare and Medicaid, including if we do not comply with program rules or are convicted of fraud or other criminal conduct in the performance of a health care program or if there is an adverse decision against us under the False Claims Act. For example, effective April 21, 2010, CMS imposed intermediate sanctions on us, suspending the enrollment of and marketing to new members of all Aetna Medicare Advantage and Standalone PDP contracts. Refer to "Regulatory Environment" beginning on page 23 for more information. Any such suspension also could adversely affect our other businesses, including by harming our reputation. In addition to the risks of purported dispensing and other operational errors, failure to adhere to the laws and regulations applicable to the dispensing of pharmaceuticals could subject our pharmacy subsidiaries to civil and criminal penalties.

In addition, we are routinely involved in numerous claims, lawsuits, regulatory audits, investigations and other legal proceedings arising in the ordinary course of our businesses. Certain of these lawsuits are purported to be class actions. The majority of these cases relate to the conduct of our health care operations and allege various violations of law. Many of these cases seek substantial damages (including non-economic or punitive damages and treble damages) and may also seek changes in our business practices. We may also be subject to additional litigation and other adverse legal proceedings in the future. Litigation and other adverse legal proceedings could materially adversely affect our business or operating results because of reputational harm to us caused by such proceedings, the costs of defending such proceedings, the costs of settlement or judgments against us, or the changes in our operations that could result from such proceedings. For example, during 2009, Aetna and the New York Attorney General announced an agreement relating to an industry-wide investigation into certain payment practices with respect to out-of-network providers. Among other things, the agreement required Aetna to contribute $20 million towards the establishment of an independent database system to provide fee information regarding out-of-network reimbursement rates. Refer to "Litigation and Regulatory Proceedings" in Note 18 of Notes to Consolidated Financial Statements beginning on page 92 for more information.

Our products providing PBM and pharmacy services face regulatory and other risks and uncertainties associated with the PBM and/or pharmacy industries that may differ from the risks of our core business of providing managed care and health insurance products.

The following are some of the PBM and pharmacy related risks that could have a material adverse effect on our business, cash flows, financial condition or operating results:

- Federal and state anti-kickback and other laws that govern our PBM and mail order and specialty mail order pharmacies' relationship with pharmaceutical manufacturers, customers and consumers.

- Compliance requirements for PBM fiduciaries under ERISA, including compliance with fiduciary obligations under ERISA in connection with the development and implementation of items such as drug formularies and preferred drug listings.
- Federal and state legislative proposals under consideration that could adversely affect a variety of pharmacy benefit industry practices, including without limitation the receipt or required disclosure of rebates from pharmaceutical manufacturers, the regulation of the development and use of formularies, legislation imposing additional rights to access to drugs for individuals enrolled in health care benefits plans, and restrictions on the use of average wholesale prices.
- The application of federal, state and local laws and regulations to the operation of our mail order pharmacy and mail order specialty pharmacy products.
- The risks inherent in the dispensing, packaging and distribution of pharmaceuticals and other health care products, including claims related to purported dispensing errors.

In addition, on July 27, 2010, we entered into the PBM Agreement with CVS Caremark, under which CVS Caremark provides certain PBM services to us and our customers and members. The PBM Agreement has a term of up to 12 years, although we have certain termination rights beginning in January 2018. CVS Caremark began providing services under the PBM Agreement on January 1, 2011. If the PBM Agreement were to terminate for any reason, we may not be able to find an alternative supplier in a timely manner or on acceptable financial terms. As a result, we may not be able to meet the full demands of our customers, which could have a material adverse effect on our business, reputation and operating results.

Failure by us or CVS Caremark to adhere to the laws and regulations that apply to our PBM and/or pharmacies' products could expose our PBM and/or pharmacy subsidiaries to civil and criminal penalties and/or have a material adverse effect on our business, cash flows, financial condition and operating results.

Our reputation is one of our most important assets; negative public perception of the health care benefits industry, or of the industry's or our practices, can adversely affect our profitability.

The health care benefits industry regularly is subject to negative publicity, which can arise from, among other things, the ongoing public debate over Health Care Reform and/or from actual or perceived shortfalls regarding the industry's or our own business practices and/or products. The risk of negative publicity is particularly high as a result of Health Care Reform and related issues. This risk may be increased as states and the federal government implement and continue to debate Health Care Reform and as we continue to offer new products, such as products with limited benefits, targeted at market segments, such as the uninsured, part-time and hourly workers, students and those eligible for Medicaid, beyond those in which we traditionally have operated. Negative publicity of the health care benefits industry in general or Aetna in particular can further increase our costs of doing business and adversely affect our profitability and our stock price by:

- Adversely affecting the Aetna brand particularly;
- Adversely affecting our ability to market and sell our products and/or services;
- Requiring us to change our products and/or services; and/or
- Increasing the regulatory and legislative requirements with which we must comply.

We would be adversely affected if we fail to adequately protect member and customer related health, financial and other sensitive information, including taking steps to ensure that our business associates who obtain access to sensitive information maintain its confidentiality.

The use and disclosure of personal health and other sensitive information is regulated at the federal, state and international levels, and these laws and rules are subject to change by legislation or administrative or judicial determination. HIPAA now requires business associates as well as covered entities to comply with certain privacy and security requirements.

We collect, process, maintain, retain and distribute large amounts of personal health and financial information and other confidential and sensitive data about our members and customers in the ordinary course of our business. Our business therefore depends substantially on our members' and customers' willingness to entrust us with their health related and other sensitive information. Events that negatively affect that trust, including failing to keep sensitive information secure, whether as a result of our action or inaction or that of one of our business associates or other vendors, including CVS Caremark, could adversely affect our reputation and also expose us to mandatory disclosure to the media, litigation and other enforcement proceedings, material fines and/or penalties, and compensatory, special, punitive and statutory damages, consent orders, adverse actions against our licenses to do business and/or injunctive relief, any of which could adversely affect our business, cash flows, operating results or financial condition. As we expand our HIT business, including through our acquisition of Medicity, and expand internationally, our exposure to this risk increases.

We would be adversely affected if we do not effectively deploy our capital.
Our operations generate significant capital, and we have the ability to raise additional capital. In deploying our capital to fund our investments in operations (including information technology and other strategic projects), share repurchases, dividends, acquisitions, potential acquisitions or other capital uses, our financial position and operating results could be adversely affected if we do not appropriately balance the risks and opportunities that are inherent in each method of deploying our capital.

The manner in which we deploy our capital impacts our financial strength, claims paying ability and credit ratings by recognized rating organizations. We believe ratings are important factors in establishing the competitive position of insurance companies and health care benefits companies. Information about ratings issued by nationally-recognized ratings organizations is broadly distributed and generally used throughout our industry. We believe the financial strength and claims paying ability of our principal insurance and HMO subsidiaries are important factors in marketing our products to certain of our customers. In addition, Aetna Inc.'s credit ratings impact the cost and availability of future borrowings, and accordingly our cost of capital. Each of the ratings organizations reviews our ratings periodically, and there can be no assurance that our current ratings will be maintained in the future. Our ratings reflect each rating organization's opinion of our financial strength, operating performance and ability to meet our debt obligations or obligations to our insureds. Downgrades in our ratings, should they occur, could adversely affect our business, cash flows, financial condition and operating results.

We must continue to provide our customers with quality service that meets their expectations.
Our ability to attract and retain membership is dependent upon providing quality customer service operations (such as call center operations, claim processing, mail order pharmacy prescription delivery, specialty pharmacy prescription delivery and customer case installation) that meet or exceed our customers' expectations. We depend on third parties for certain of our customer service operations. For example, as a result of our PBM Agreement with CVS Caremark, we obtain certain PBM services from CVS Caremark. Failure by us or our vendors to provide service that meets our customers' expectations, including failures resulting from operational performance issues, can affect our ability to retain or grow profitable membership which can adversely affect our operating results.

Our profitability may be adversely affected if we are unable to contract with providers on competitive terms and otherwise develop and maintain favorable provider relationships.
Our profitability is dependent in part upon our ability to contract competitively while developing and maintaining favorable relationships with hospitals, physicians, pharmaceutical benefit service providers, pharmaceutical manufacturers and other health care benefits providers. That ability is affected by the rates we pay providers for services rendered to our members (including financial incentives to deliver quality medical services in a cost-effective manner), by our business practices and processes and by our provider payment and other provider relations practices, as well as factors not associated with us that impact these providers, such as merger and acquisition activity and other consolidations among providers and increasing revenue and other pressures on providers. The breadth and quality of our networks of available providers is also an important factor when customers consider our products and services. Our contracts with providers generally may be terminated by either party without cause on short notice. The failure to maintain or to secure new cost-effective health care provider contracts may result in a loss in membership, higher health care or other benefits costs, less desirable products for our customers and/or difficulty in meeting regulatory or accreditation requirements, any of which could adversely affect our operating results.

In addition, some providers that render services to our members do not have contracts with us. In those cases, we do not have a pre-established understanding with these providers about the amount of compensation that is due to these providers for services rendered to our members. In some states, the amount of compensation due to these non-participating providers is defined by law or regulation, but in most instances it is either not defined or it is established by a standard that is not clearly translatable into dollar terms. In such instances providers may believe that they are underpaid for their services and may either litigate or arbitrate their dispute with us or try to recover from our members the difference between what we have paid them and the amount they charged us. For example, we are currently involved in litigation with non-participating providers, and during 2009, we settled a matter with the New York Attorney General that has caused us to begin to transition to other databases and use different methodologies to determine the amount we pay non-participating providers.

These matters are described in more detail in "Litigation and Regulatory Proceedings" in Note 18 of Notes to Consolidated Financial Statements beginning on page 92.

We must demonstrate that our products and processes lead to access by our members to quality care by their providers, or delivery of care by us.
Failure to demonstrate that our products and processes (such as disease management and patient safety programs, provider credentialing and other quality of care and information management initiatives) lead to access by our members to quality care by providers or delivery of quality care by us would adversely affect our ability to differentiate our product and/or service offerings from those of competitors and could adversely affect our operating results.

Sales of our products and services are dependent on our ability to attract, retain and provide support to a network of internal sales personnel and independent third-party brokers, consultants and agents.
Our products are sold primarily through our sales personnel, who frequently work with independent brokers, consultants and agents who assist in the production and servicing of business. The independent brokers, consultants and agents generally are not dedicated to us exclusively and may frequently also recommend and/or market health care benefits products of our competitors, and we must compete intensely for their services and allegiance. We recently changed the compensation model for some of the brokers, consultants and agents who sell our Commercial Insured Health Care products. Under the revised model, in certain circumstances, for sales to groups of fifty-one or more employees, we will not pay commissions, and in these circumstances, the third party broker or agent must negotiate compensation directly with its customer; and for sales to groups of fifty or fewer employees and individuals, we have reduced the amounts we pay third-party brokers and agents in order to reduce our administrative costs. This new model may negatively affect our relationships with brokers, consultants and agents. Our sales could be adversely affected if we are unable to attract or retain sales personnel and third-party brokers, consultants and agents or if we do not adequately provide support, training and education to this sales network regarding our product portfolio, which is complex, or if our sales strategy is not appropriately aligned across distribution channels.

In addition, there have been a number of investigations regarding the marketing practices of brokers and agents selling health care and other insurance products and the payments they receive. These have resulted in enforcement actions against companies in our industry and brokers and agents marketing and selling those companies' products. For example, CMS and state departments of insurance have increased their scrutiny of the marketing practices of brokers and agents who market Medicare products. These investigations and enforcement actions could result in penalties and the imposition of corrective action plans and/or changes to industry practices, which could adversely affect our ability to market our products.

We face a wide range of risks, and our success depends on our ability to identify, prioritize and appropriately manage our enterprise risk exposures.
As a large company operating in a complex industry, we encounter a variety of risks. The risks we face include, among other matters, the range of industry, competitive, regulatory, financial, operational or external risks identified in this Risk Factors discussion. We continue to devote resources to further develop and integrate our enterprise-wide risk management processes. Failure to identify, prioritize and appropriately manage or mitigate these risks, including risk concentrations across different industries, segments and geographies, can adversely affect our profitability, our ability to retain or grow business, or, in the event of extreme circumstances, our financial condition or business operations.

We hold reserves for expected claims, which are estimated, and these estimates involve an extensive degree of judgment; if actual claims exceed reserve estimates, our operating results could be materially adversely affected.
Our reported health care costs payable for any particular period reflect our estimates of the ultimate cost of claims that have been incurred by our members but not yet reported to us and claims that have been reported to us but not yet paid. We estimate health care costs payable periodically, and any resulting adjustments are reflected in current-period operating results within health care costs. Our estimates of health care costs payable are based on a number of factors, including those derived from historical claim experience. A large portion of health care claims are not submitted to us

until after the end of the quarter in which services are rendered by providers to our members. As a result, an extensive degree of judgment is used in this estimation process, considerable variability is inherent in such estimates, and the adequacy of the estimate is highly sensitive to changes in medical claims submission and payment patterns, changes in membership and product mix, utilization of health care services, and changes in medical cost trends. A worsening (or improvement) of medical cost trend or changes in claim payment patterns from those that were assumed in estimating health care costs payable at December 31, 2010 would cause these estimates to change in the near term, and such change could be material. Furthermore, if we are not able to accurately estimate the cost of incurred but not yet reported claims or reported claims that have not been paid, our ability to take timely corrective actions may be limited, which would further exacerbate the extent of any negative impact on our operating results. Refer to our discussion of "Critical Accounting Estimates – Health Care Costs Payable" beginning on page 18 for more information.

Any requirement to restate financial results due to the inappropriate application of accounting principles or other matters could also have a material adverse effect on us and/or the trading price of our common stock.
The appropriate application of accounting principles in accordance with GAAP is required to ensure the soundness and accuracy of our financial statements. An inappropriate application of these principles may lead to a restatement of our financial results and/or a deterioration in the soundness and accuracy of our reported financial results. If we experienced such a deterioration, users of our financial statements may lose confidence in our reported results, which could adversely affect the trading price of our common stock, our credit ratings and/or our access to capital markets.

We are dependent on our ability to manage, engage and retain a very large and diverse workforce.
Our products and services and our operations require a large number of employees. Our business could be adversely affected if our retention, development, succession and other human resource management techniques are not aligned with our strategic objectives. In addition, as we expand internationally, we face the added challenge of integrating, educating, managing and retaining a more culturally diverse workforce. The impact of the external environment or other factors on employee morale and engagement could also significantly impact the success of our company.

Epidemics, pandemics, terrorist attacks, natural disasters or other extreme events or the continued threat of these extreme events could materially increase health care utilization, pharmacy costs and/or life and disability claims and impact our business continuity; and we cannot predict with certainty whether any such events will occur.
Extreme events, including terrorism, can affect the U.S. economy in general, our industry and us specifically. Such events could adversely affect our business, cash flows, and operating results, and, in the event of extreme circumstances, our financial condition or viability. Other than obtaining insurance coverage for our facilities and limited reinsurance of our Health Care and/or Group Insurance liabilities, there are few, if any, commercial options through which to transfer the exposure from terrorism away from us. In particular, in the event of bioterrorism attacks, epidemics or other extreme events, we could face significant health care (including behavioral health), life insurance and disability costs depending on the government's actions and the responsiveness of public health agencies and other insurers. In addition, our life insurance members and our employees and those of our vendors are concentrated in certain large, metropolitan areas which may be exposed to these events. Our business could also be adversely affected if we do not maintain adequate procedures to ensure disaster recovery and business continuity during and after such events.

Adverse conditions in the U.S. and global capital markets can significantly and adversely affect the value of our investments in debt and equity securities, mortgage loans, alternative investments and other investments, our profitability and/or our financial position.
The global capital markets, including credit markets, experienced extreme volatility, uncertainty and disruption during 2008 and continued volatility in 2009 and 2010. As an insurer, we have a substantial investment portfolio that supports our policy liabilities and surplus and is comprised particularly of debt securities of issuers located in the U.S. As a result, the income we earn from our investment portfolio is largely driven by the level of interest rates in the U.S., and to a lesser extent the international financial markets; and volatility, uncertainty and/or disruptions in the global capital markets, particularly the U.S. credit markets, and governments' monetary policy, particularly the easing of U.S. monetary policy, can significantly and adversely affect the value of our investment portfolio, our profitability and/or our financial position by:

- Significantly reducing the value of the debt securities we hold in our investment portfolio and creating realized capital losses that reduce our operating results and/or unrealized capital losses that reduce our shareholders' equity.

- Reducing interest rates on high-quality short-term debt securities (such as we have experienced during recent years) and thereby materially reducing our net investment income and operating results.
- Making it more difficult to value certain of our investment securities, for example if trading becomes less frequent, which could lead to significant period-to-period changes in our estimates of the fair values of those securities and cause period-to-period volatility in our net income and shareholders' equity.
- Reducing our ability to issue short-term debt securities at attractive interest rates, thereby increasing our interest expense and decreasing our operating results.
- Reducing our ability to issue other securities.

Although we seek, within guidelines we deem appropriate, to match the duration of our assets and liabilities and to manage our credit exposures, a failure to adequately do so could adversely affect our net income and our financial condition.

We outsource and obtain PBM services and certain information technology systems and other services from independent third parties and also delegate selected functions to independent practice associations and specialty service providers; portions of our operations are subject to their performance.

We take steps to monitor and regulate the performance of independent third parties who provide PBM services, systems-related or other services or facilities to us or to whom we delegate selected functions. Certain of these third parties provide us with significant portions of our requirements. These third parties include CVS Caremark, information technology system providers, independent practice associations and call center and claim and billing service providers. These arrangements may make our operations vulnerable if those third parties fail to comply with applicable laws or regulations or to satisfy their obligations to us, whether because of our failure to adequately monitor and regulate their performance, or changes in their own financial condition or other matters outside our control. A termination of our agreements with one or more of these service providers could result in reduced service quality and effectiveness, inability to meet our obligations to our customers or less favorable contract terms that may adversely affect our operating results.

Under the PBM Agreement, CVS Caremark provides certain PBM services to us and our customers and members. The PBM Agreement is for a term of up to 12 years, although we have certain termination rights beginning in January, 2018. CVS Caremark began providing services under the PBM Agreement on January 1, 2011. If the PBM Agreement were to terminate for any reason, we may not be able to find an alternative supplier in a timely manner or on acceptable financial terms. As a result, we may not be able to meet the full demands of our customers, which could have a material adverse effect on our business, reputation and operating results.

In addition, certain of our vendors have been responsible for releases of sensitive information of our members and employees, which has caused us to incur additional expenses and given rise to litigation against us. Certain legislative authorities have in recent years also discussed or proposed legislation that would restrict outsourcing and, if enacted, could materially increase our costs. We also could become overly dependent on key vendors, which could cause us to lose core competencies if not properly monitored. In recent years, certain third parties to whom we delegated selected functions, such as independent practice associations and specialty services providers, have experienced financial difficulties, including bankruptcy, which may subject us to increased costs and potential health care benefits provider network disruptions, and in some cases cause us to incur duplicative claims expense.

Our pension plan expenses are affected by general market conditions, interest rates and the accuracy of actuarial estimates of future benefit costs.

We have pension plans that cover a large number of current employees and retirees. Even though our employees will no longer earn future pension service credits in the Aetna Pension Plan effective December 31, 2010, the Aetna Pension Plan will continue to operate. Therefore, unfavorable investment performance, interest rate changes or changes in estimates of benefit costs, if significant, could adversely affect our operating results or financial condition by significantly increasing our pension plan expense and obligations. For example, due to market-driven unfavorable investment performance in 2008, our pension expense increased in 2009 and remained significant in 2010.

We also face other risks that could adversely affect our business, operating results or financial condition, which include:

- Health care benefits provider fraud that is not prevented or detected and impacts our medical cost trends or those of our self-insured customers. In addition, during an economic downturn, our businesses may see increased fraudulent claims volume, which may lead to additional costs because of an increase in disputed claims and litigation;
- A significant failure of internal control over financial reporting;
- Failure of our corporate governance policies or procedures, for example significant financial decisions being made at an inappropriate level in our organization;
- Financial loss from inadequate insurance coverage due to self-insurance levels or unavailability of insurance and reinsurance coverage for credit or other reasons; and
- Failure to protect our proprietary information.

Selected Financial Data

(Millions, except per common share data)	2010	2009	2008	2007	2006
	For the Years Ended December 31,				
Revenue	**$ 34,246.0**	$ 34,764.1	$ 30,950.7	$ 27,599.6	$ 25,145.7
Income from continuing operations	**1,766.8**	1,276.5	1,384.1	1,831.0	1,685.6
Net income	**1,766.8**	1,276.5	1,384.1	1,831.0	1,701.7
Net realized capital gains (losses), net of tax	**183.8**	55.0	(482.3)	(47.9)	24.1
Assets	**37,739.4**	38,550.4	35,852.5	50,724.7	47,626.4
Short-term debt	**-**	480.8	215.7	130.7	45.0
Long-term debt	**4,382.5**	3,639.5	3,638.3	3,138.5	2,442.3
Shareholders' equity	**9,890.8**	9,503.8	8,186.4	10,038.4	9,145.1
Per common share data:					
Dividends declared	**$ .04**	$ .04	$ .04	$ .04	$ .04
Income from continuing operations:					
Basic	**4.25**	2.89	2.91	3.60	3.09
Diluted	**4.18**	2.84	2.83	3.47	2.96
Net income:					
Basic	**4.25**	2.89	2.91	3.60	3.12
Diluted	**4.18**	2.84	2.83	3.47	2.99

See Notes to Consolidated Financial Statements and MD&A for significant events affecting the comparability of results as well as material uncertainties.

Consolidated Statements of Income

(Millions, except per common share data)	2010	2009	2008
	For the Years Ended December 31,		
Revenue:			
Health care premiums	**$ 27,610.6**	$ 28,243.8	$ 25,507.3
Other premiums	**1,822.1**	1,892.4	1,876.8
Fees and other revenue [(1)]	**3,529.5**	3,536.5	3,312.5
Net investment income	**1,056.3**	1,036.4	910.0
Net realized capital gains (losses)	**227.5**	55.0	(655.9)
Total revenue	**34,246.0**	34,764.1	30,950.7
Benefits and expenses:			
Health care costs [(2)]	**22,719.6**	24,061.2	20,785.5
Current and future benefits	**2,013.4**	2,078.1	1,938.7
Operating expenses:			
Selling expenses	**1,226.6**	1,251.9	1,149.6
General and administrative expenses	**5,292.4**	5,131.1	4,601.9
Total operating expenses	**6,519.0**	6,383.0	5,751.5
Interest expense	**254.6**	243.4	236.4
Amortization of other acquired intangible assets	**95.2**	97.2	108.2
Reduction of reserve for anticipated future losses on discontinued products	**-**	-	(43.8)
Total benefits and expenses	**31,601.8**	32,862.9	28,776.5
Income before income taxes	**2,644.2**	1,901.2	2,174.2
Income taxes	**877.4**	624.7	790.1
Net income	**$ 1,766.8**	$ 1,276.5	$ 1,384.1
Earnings per common share:			
Basic	**$ 4.25**	$ 2.89	$ 2.91
Diluted	**$ 4.18**	$ 2.84	$ 2.83

(1) Fees and other revenue include administrative services contract member copayments and plan sponsor reimbursements related to our mail order and specialty pharmacy operations of $83 million, $81 million and $60 million (net of pharmaceutical and processing costs of $1.4 billion, $1.6 billion and $1.6 billion) for 2010, 2009 and 2008, respectively.

(2) Health care costs have been reduced by Insured member copayments related to our mail order and specialty pharmacy operations of $148 million, $122 million and $111 million for 2010, 2009 and 2008, respectively.

Refer to accompanying Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

(Millions)	At December 31, 2010	2009
Assets:		
Current assets:		
Cash and cash equivalents	$ 1,867.6	$ 1,203.6
Investments	2,169.7	2,922.7
Premiums receivable, net	661.9	630.4
Other receivables, net	692.6	626.7
Accrued investment income	203.4	209.2
Collateral received under securities loan agreements	210.6	210.0
Income taxes receivable	210.1	89.5
Deferred income taxes	327.0	439.5
Other current assets	651.3	551.4
Total current assets	6,994.2	6,883.0
Long-term investments	17,546.3	17,051.1
Reinsurance recoverables	960.1	986.9
Goodwill	5,146.4	5,146.2
Other acquired intangible assets, net	495.5	590.7
Property and equipment, net	529.3	551.0
Deferred income taxes	29.9	277.3
Other long-term assets	742.4	781.1
Separate Accounts assets	5,295.3	6,283.1
Total assets	$ 37,739.4	$ 38,550.4
Liabilities and shareholders' equity:		
Current liabilities:		
Health care costs payable	$ 2,630.9	$ 2,895.3
Future policy benefits	728.4	739.6
Unpaid claims	593.3	559.5
Unearned premiums	318.7	306.4
Policyholders' funds	918.1	788.3
Collateral payable under securities loan agreements	210.8	210.0
Short-term debt	-	480.8
Current portion of long-term debt	899.9	-
Accrued expenses and other current liabilities	2,436.8	2,380.0
Total current liabilities	8,736.9	8,359.9
Future policy benefits	6,276.4	6,470.1
Unpaid claims	1,514.3	1,453.0
Policyholders' funds	1,316.6	1,294.1
Long-term debt, less current portion	3,482.6	3,639.5
Other long-term liabilities	1,226.5	1,546.9
Separate Accounts liabilities	5,295.3	6,283.1
Total liabilities	27,848.6	29,046.6
Commitments and contingencies (Note 18)		
Shareholders' equity:		
Common Stock ($.01 par value; 2.7 billion shares authorized; 384.4 million and 430.8 million shares issued and outstanding in 2010 and 2009, respectively) and additional paid-in capital	651.5	470.1
Retained earnings	10,401.9	10,256.7
Accumulated other comprehensive loss	(1,162.6)	(1,223.0)
Total shareholders' equity	9,890.8	9,503.8
Total liabilities and shareholders' equity	$ 37,739.4	$ 38,550.4

Refer to accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

(Millions)	Number of Common Shares Outstanding	Common Stock and Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Total Shareholders' Equity	Comprehensive (Loss) Income
Balance at December 31, 2007	496.3	$ 188.8	$ 10,138.0	$ (288.4)	$ 10,038.4	
Comprehensive loss:						
Net income	-	-	1,384.1	-	1,384.1	$ 1,384.1
Other comprehensive loss (Note 9):						
Net unrealized loss on securities	-	-	-	(282.6)	(282.6)	
Net foreign currency and derivative losses	-	-	-	(15.7)	(15.7)	
Pension and OPEB plans	-	-	-	(1,294.6)	(1,294.6)	
Other comprehensive loss	-	-	-	(1,592.9)	(1,592.9)	(1,592.9)
Total comprehensive loss						$ (208.8)
Common shares issued for benefit plans, including tax benefits	2.9	162.9	-	-	162.9	
Repurchases of common shares	(42.9)	(.5)	(1,787.2)	-	(1,787.7)	
Dividends declared ($.04 per share)	-	-	(18.4)	-	(18.4)	
Balance at December 31, 2008	456.3	351.2	9,716.5	(1,881.3)	8,186.4	
Cumulative effect of adopting new accounting standard at April 1, 2009 (Note 2)	-	-	53.7	(53.7)	-	
Comprehensive income:						
Net income	-	-	1,276.5	-	1,276.5	$ 1,276.5
Other comprehensive income (Note 9):						
Net unrealized gain on securities	-	-	-	619.0	619.0	
Net foreign currency and derivative gains	-	-	-	34.0	34.0	
Pension and OPEB plans	-	-	-	59.0	59.0	
Other comprehensive income	-	-	-	712.0	712.0	712.0
Total comprehensive income						$ 1,988.5
Common shares issued for benefit plans, including tax benefits	3.4	119.2	-	-	119.2	
Repurchases of common shares	(28.9)	(.3)	(772.7)	-	(773.0)	
Dividends declared ($.04 per share)	-	-	(17.3)	-	(17.3)	
Balance at December 31, 2009	**430.8**	**470.1**	**10,256.7**	**(1,223.0)**	**9,503.8**	
Comprehensive income:						
Net income	**-**	**-**	**1,766.8**	**-**	**1,766.8**	**$ 1,766.8**
Other comprehensive income (Note 9):						
Net unrealized gain on securities	**-**	**-**	**-**	**114.3**	**114.3**	
Net foreign currency and derivative losses	**-**	**-**	**-**	**(52.6)**	**(52.6)**	
Pension and OPEB plans	**-**	**-**	**-**	**(1.3)**	**(1.3)**	
Other comprehensive income	**-**	**-**	**-**	**60.4**	**60.4**	**60.4**
Total comprehensive income						**$ 1,827.2**
Common shares issued for benefit plans, including tax benefits	**6.0**	**181.9**	**-**	**-**	**181.9**	
Repurchases of common shares	**(52.4)**	**(.5)**	**(1,605.5)**	**-**	**(1,606.0)**	
Dividends declared ($.04 per share)	**-**	**-**	**(16.1)**	**-**	**(16.1)**	
Balance at December 31, 2010	**384.4**	**$ 651.5**	**$ 10,401.9**	**$ (1,162.6)**	**$ 9,890.8**	

Refer to accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(Millions)	For the Years Ended December 31, 2010	2009	2008
Cash flows from operating activities:			
Net income	$ **1,766.8**	$ 1,276.5	$ 1,384.1
Adjustments to reconcile net income to net cash provided by operating activities:			
Net realized capital (gains) losses	**(227.5)**	(55.0)	655.9
Depreciation and amortization	**444.4**	416.0	378.3
Equity in earnings of affiliates, net	**(33.1)**	(15.7)	159.1
Stock-based compensation expense	**110.4**	90.7	95.7
Accretion of net investment discount	**(28.9)**	(67.0)	(15.2)
Changes in assets and liabilities:			
Accrued investment income	**5.8**	(15.6)	(4.4)
Premiums due and other receivables	**(38.6)**	(53.7)	(106.2)
Income taxes	**182.8**	(14.4)	(137.5)
Other assets and other liabilities	**(309.3)**	570.4	(116.3)
Health care and insurance liabilities	**(458.6)**	357.6	(82.1)
Other, net	**(2.1)**	(1.5)	(4.5)
Net cash provided by operating activities	**1,412.1**	2,488.3	2,206.9
Cash flows from investing activities:			
Proceeds from sales and maturities of investments	**11,966.7**	10,029.6	11,681.2
Cost of investments	**(11,043.4)**	(11,592.2)	(12,307.9)
Additions to property, equipment and software	**(288.7)**	(362.0)	(446.6)
Cash used for acquisitions, net of cash acquired	**(.1)**	(75.1)	-
Net cash provided by (used for) investing activities	**634.5**	(1,999.7)	(1,073.3)
Cash flows from financing activities:			
Proceeds from issuance of long-term debt, net of issuance costs	**697.8**	-	484.8
Net (repayment) issuance of short-term debt	**(480.8)**	266.1	85.6
Deposits and interest credited for investment contracts	**8.0**	7.1	8.5
Withdrawals of investment contracts	**(9.5)**	(9.0)	(38.4)
Common shares issued under benefit plans	**43.2**	14.8	29.7
Stock-based compensation tax benefits	**22.5**	5.1	27.8
Common shares repurchased	**(1,606.0)**	(773.0)	(1,787.7)
Dividends paid to shareholders	**(16.1)**	(17.3)	(18.4)
Collateral on interest rate swaps	**(41.7)**	41.7	-
Net cash used for financing activities	**(1,382.6)**	(464.5)	(1,208.1)
Net increase (decrease) in cash and cash equivalents	**664.0**	24.1	(74.5)
Cash and cash equivalents, beginning of period	**1,203.6**	1,179.5	1,254.0
Cash and cash equivalents, end of period	$ **1,867.6**	$ 1,203.6	$ 1,179.5

Refer to accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

1. Organization

We conduct our operations in three business segments:

- **Health Care** consists of medical, pharmacy benefits management, dental and vision plans offered on both an Insured basis (where we assume all or a majority of the risk for medical and dental care costs) and an employer-funded basis (where the plan sponsor under an administrative services contract ("ASC") assumes all or a majority of this risk). Medical products include point-of-service ("POS"), preferred provider organization ("PPO"), health maintenance organization ("HMO") and indemnity benefit plans. Medical products also include health savings accounts and Aetna HealthFund®, consumer-directed health plans that combine traditional POS or PPO and/or dental coverage, subject to a deductible, with an accumulating benefit account (which may be funded by the plan sponsor and/or the member in the case of HSAs). We also offer Medicare and Medicaid products and services and specialty products, such as medical management and data analytics services, behavioral health plans and stop loss insurance, as well as products that provide access to our provider network in select markets.
- **Group Insurance** primarily includes group life insurance products offered on an Insured basis, including basic and supplemental group term life, group universal life, supplemental or voluntary programs and accidental death and dismemberment coverage. Group Insurance also includes (i) group disability products offered to employers on both an Insured and an ASC basis which consist primarily of short-term and long-term disability insurance, (ii) absence management services offered to employers, which include short-term and long-term disability administration and leave management, and (iii) long-term care products that were offered primarily on an Insured basis, which provide benefits covering the cost of care in private home settings, adult day care, assisted living or nursing facilities. We no longer solicit or accept new long-term care customers.
- **Large Case Pensions** manages a variety of retirement products (including pension and annuity products) primarily for tax qualified pension plans. These products provide a variety of funding and benefit payment distribution options and other services. Large Case Pensions also includes certain discontinued products (refer to Note 20 beginning on page 97 for additional information).

Our three business segments are distinct businesses that offer different products and services. Our Chief Executive Officer evaluates financial performance and makes resource allocation decisions at these segment levels. The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 2, below. We evaluate the performance of these business segments based on operating earnings (net income or loss, excluding net realized capital gains or losses and other items) (refer to Note 19 beginning on page 95 for segment financial information).

2. Summary of Significant Accounting Policies

Principles of Consolidation
The accompanying consolidated financial statements have been prepared in accordance with U.S. generally-accepted accounting principles ("GAAP") and include the accounts of Aetna and the subsidiaries that we control. All significant intercompany balances have been eliminated in consolidation. The Company has evaluated subsequent events from the balance sheet date through the date the financial statements were issued and determined there were no other items to disclose.

Reclassifications
Certain reclassifications were made to the 2009 financial information to conform to the 2010 presentation.

New Accounting Standards
Variable Interest Entities
In June 2009, the Financial Accounting Standards Board (the "FASB") released revised accounting guidance for variable interest entities ("VIEs"). This accounting guidance removes the quantitative-based risks-and-rewards calculation previously used to assess whether a company must consolidate a VIE and, instead, requires a variable interest holder to qualitatively assess whether it has a controlling financial interest in the VIE. This accounting

guidance was effective on January 1, 2010. The adoption of this new accounting guidance did not impact our financial position or operating results. Refer to Note 8 beginning on page 67 for additional information.

Recognition and Presentation of Other-Than-Temporary Impairments
Effective April 1, 2009, we adopted new accounting guidance issued by the FASB for other-than-temporary impairments ("OTTI") of debt securities. This guidance establishes new criteria for the recognition of OTTI on debt securities and also requires additional financial statement disclosure. The new criteria require OTTI to be recognized if either a credit-related loss is deemed to have occurred or we have the intention to sell a security that is in an unrealized loss position. Refer to Notes 8 and 9 beginning on pages 67 and 72, respectively, for additional information.

Upon adoption of this new guidance, we evaluated securities held at April 1, 2009 for which a previous OTTI was recognized, and identified those securities that we did not intend to sell. As a result of this analysis, we recorded a $54 million ($83 million pretax) cumulative effect adjustment that increased retained earnings and accumulated other comprehensive loss as of April 1, 2009.

Fair Value Measurements – Assessing Fair Value in Market Conditions That Are Not Orderly
In April 2009, the FASB released updates to the accounting guidance for measuring the fair value of assets and liabilities. These updates provide clarification as to how to determine the fair value of assets and liabilities in distressed economic conditions and also require greater disaggregation of debt and equity securities within our fair value measurements disclosures (refer to Note 10 beginning on page 73). This accounting guidance was effective on June 30, 2009 and did not impact our financial position or operating results.

Future Application of Accounting Standards
Deferred Acquisition Costs
In October 2010, the FASB released new accounting guidance for costs associated with acquiring or renewing insurance contracts. This guidance clarifies that such costs qualify for capitalization when affiliated with the successful acquisition of new and renewed insurance contracts. The new guidance is effective beginning January 1, 2012. Since our acquisition costs related to our Health Care and Group Insurance products are generally expensed as incurred, we do not expect the adoption of this accounting guidance to have a significant impact to our financial position or operating results.

Use of Estimates
The preparation of the accompanying consolidated financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and notes. We consider the following accounting estimates critical in the preparation of the accompanying consolidated financial statements: health care costs payable, other insurance liabilities, recoverability of goodwill and other acquired intangible assets, measurement of defined benefit pension and other postretirement benefit plans, other-than-temporary impairment of debt securities and revenue recognition. We use information available to us at the time estimates are made; however, these estimates could change materially if different information or assumptions were used. Additionally, these estimates may not ultimately reflect the actual amounts of the final transactions that occur.

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand and debt securities with a maturity of three months or less when purchased. The carrying value of cash equivalents approximates fair value due to the short-term maturity of these investments.

Investments
Debt and Equity Securities
Debt and equity securities consist primarily of U.S. Treasury and agency securities, mortgage-backed securities, corporate and foreign bonds and other debt and equity securities. Debt securities are classified as either current or long-term investments based on their contractual maturities unless we intend to sell an investment within the next twelve months, in which case it is classified as current on our balance sheets. We have classified our debt and equity securities as available for sale and carry them at fair value. Refer to Note 10 beginning on page 73 for additional information on how we estimate the fair value of these investments. The cost for mortgage-backed and other asset-backed securities is adjusted for unamortized premiums and discounts, which are amortized using the interest

method over the estimated remaining term of the securities, adjusted for anticipated prepayments. We regularly review our debt and equity securities to determine whether a decline in fair value below the carrying value is other-than-temporary. When a debt or equity security is in an unrealized capital loss position, we monitor the duration and severity of the loss to determine if sufficient market recovery can occur within a reasonable period of time. Beginning April 1, 2009, we recognize an impairment on debt securities when we intend to sell a security that is in an unrealized loss position or if we determine a credit-related loss has occurred. Prior to April 1, 2009, we would recognize an impairment if we did not have the intention and ability to hold the security until it recovered its value (refer to New Accounting Standards beginning on page 57 for additional information). We do not accrue interest on debt securities when management believes the collection of interest is unlikely.

We lend certain debt and equity securities from our investment portfolio to other institutions for short periods of time. Borrowers must post cash collateral in the amount of 102% to 105% of the fair value of the loaned security. The fair value of the loaned securities is monitored on a daily basis, with additional collateral obtained or refunded as the fair value of the loaned securities fluctuates. The collateral is retained and invested by a lending agent according to our guidelines to generate additional income for us.

Mortgage Loans

We carry the value of our mortgage loan investments on our balance sheets at the unpaid principal balance, net of impairment reserves. A mortgage loan may be impaired when it is a problem loan (i.e., more than 60 days delinquent, in bankruptcy or in process of foreclosure), a potential problem loan (i.e., high probability of default within 3 years) or a restructured loan. For impaired loans, a specific impairment reserve is established for the difference between the recorded investment in the loan and the estimated fair value of the collateral. We apply our loan impairment policy individually to all loans in our portfolio. We record full or partial charge-offs of loans at the time an event occurs affecting the legal status of the loan, typically at the time of foreclosure or upon a loan modification giving rise to forgiveness of debt. Interest income on an impaired loan is accrued to the extent we deem it collectable and the loan continues to perform under its original or restructured terms. Interest income on problem loans is recognized on a cash basis. Cash payments on loans in the process of foreclosure are treated as a return of principal. Mortgage loans with a maturity date or a committed prepayment date within twelve months are classified as current on our balance sheets.

Other Investments

Other investments consist primarily of alternative investments (which are comprised of private equity and hedge fund limited partnerships), investment real estate and derivatives. We typically do not have a controlling ownership in our alternative investments, and therefore we apply the equity method of accounting for these investments. We invest in real estate for the production of income. We carry the value of our investment real estate on our balance sheet at depreciated cost, including capital additions, net of write-downs for other-than-temporary declines in fair value. Depreciation is calculated using the straight-line method based on the estimated useful life of each asset. If any of our real estate investments is considered held-for-sale, we carry it at the lower of its carrying value or fair value less estimated selling costs. We generally estimate fair value using a discounted future cash flow analysis in conjunction with comparable sales information. At the time of the sale, we record the difference between the sales price and the carrying value as a realized capital gain or loss.

We make limited use of derivatives in order to manage interest rate, foreign exchange, price risk and credit exposure. The derivatives we use consist primarily of futures contracts, forward contracts, interest rate swaps, credit default swaps and warrants. Derivatives are reflected at fair value on our balance sheets.

When we enter into a derivative contract, if certain criteria are met, we may designate the derivative as one of the following: a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment; a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability; or a foreign currency fair value or cash flow hedge.

Net Investment Income and Realized Capital Gains and Losses

Net investment income and realized capital gains and losses on investments supporting Health Care's and Group Insurance's liabilities and Large Case Pensions' products (other than experience-rated and discontinued products) are reflected in our operating results. Realized capital gains and losses are determined on a specific identification basis. Unrealized capital gains and losses (other than experience-rated and discontinued products) are reflected in shareholders' equity, net of tax, as a component of accumulated other comprehensive loss. We reflect purchases and sales of debt and equity securities and alternative investments on the trade date. We reflect purchases and sales of mortgage loans and investment real estate on the closing date.

Experience-rated products are products in the Large Case Pensions business where the contract holder, not us, assumes investment and other risks, subject to, among other things, minimum guarantees provided by us. The effect of investment performance is allocated to contract holders' accounts daily, based on the underlying investment's experience and, therefore, does not impact our operating results (as long as minimum guarantees are not triggered). Realized and unrealized capital gains and losses on investments supporting experience-rated products in the Large Case Pensions business are reflected in policyholders' funds on our balance sheets. Net investment income supporting Large Case Pensions' experience-rated products is included in net investment income in our statements of income and is credited to contract holders in current and future benefits.

When we discontinued the sale of our fully-guaranteed Large Case Pensions products, we established a reserve for anticipated future losses from these products and segregated the related investments. These investments are managed as a separate portfolio. Net investment income and realized capital gains and losses on this separate portfolio are ultimately credited/charged to the reserve and, generally, do not impact our operating results. Unrealized capital gains or losses on this segregated portfolio are reflected in other long-term liabilities on our balance sheets. Refer to Note 20 beginning on page 97 for additional information on our discontinued products.

Reinsurance

We utilize reinsurance agreements primarily to facilitate the acquisition or disposition of certain insurance contracts. Ceded reinsurance agreements permit us to recover a portion of our losses from reinsurers, although they do not discharge our primary liability as direct insurer of the risks reinsured. Failure of reinsurers to indemnify us could result in losses; however, we do not expect charges for unrecoverable reinsurance to have a material effect on our operating results or financial position. We evaluate the financial position of our reinsurers and monitor concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of our reinsurers. At December 31, 2010, our reinsurance recoverables consisted primarily of amounts due from third parties that are rated consistent with companies that are considered to have the ability to meet their obligations.

In the normal course of business, we enter into agreements with other insurance companies under which we assume reinsurance, primarily related to our group life and health products (refer to Note 17 on page 91 for additional information). We do not transfer any portion of the financial risk associated with our HMO products to third parties, except in areas where we participate in state-mandated health insurance pools. We did not have material premiums ceded to or assumed from unrelated insurance companies in the three years ended December 31, 2010.

Goodwill

We evaluate goodwill for impairment (at the reporting unit level) annually, or more frequently if circumstances indicate a possible impairment, by comparing an estimate of the fair value of the applicable reporting unit to its carrying value, including goodwill. If the carrying value exceeds fair value, we compare the implied fair value of the applicable goodwill to its carrying amount to measure the amount of goodwill impairment, if any. Our reporting units with goodwill are our Health Care and Group Insurance segments. Impairments, if any, would be classified as an operating expense. After performing our analysis, we determined that there was no impairment of goodwill in each of the three years ended December 31, 2010.

Our annual impairment tests were based on an evaluation of future discounted cash flows. These evaluations utilized the best information available to us at the time, including supportable assumptions and projections we believe are reasonable. Collectively, these evaluations were our best estimates of projected future cash flows. Our discounted cash flow evaluations used a range of discount rates that corresponds to our weighted-average cost of capital. This discount rate range is consistent with that used for investment decisions and takes into account the specific and detailed operating plans and strategies of the Health Care and Group Insurance reporting units. Certain other key assumptions utilized, including changes in membership, revenue, health care costs, operating expenses and effective tax rates, are based on estimates consistent with those utilized in our annual planning process that we believe are reasonable. If we do not achieve our earnings objectives, the assumptions and estimates underlying these goodwill impairment evaluations could be adversely affected, and we may impair a portion of our goodwill, which would adversely affect our operating results in the period of impairment.

Property and Equipment and Other Acquired Intangible Assets
We report property and equipment and other acquired intangible assets at historical cost, net of accumulated depreciation or amortization. At December 31, 2010 and 2009, the historical cost of property and equipment was approximately $1.0 billion and $1.1 billion, respectively, and the related accumulated depreciation was approximately $473 million and $543 million, respectively. We calculate depreciation and amortization primarily using the straight-line method over the estimated useful lives of the respective assets ranging from three to forty years.

We regularly evaluate whether events or changes in circumstances indicate that the carrying value of property and equipment or other acquired intangible assets may not be recoverable. If we determine that an asset may not be recoverable, we estimate the future undiscounted cash flows expected to result from future use of the asset and its eventual disposition. If the sum of the expected undiscounted future cash flows is less than the carrying value of the asset, we recognize an impairment loss for the amount by which the carrying value of the asset exceeds its fair value. There were no material impairment losses recognized in the three years ended December 31, 2010.

Separate Accounts
Separate Account assets and liabilities in the Large Case Pensions business represent funds maintained to meet specific objectives of contract holders who bear the investment risk. These assets and liabilities are carried at fair value. Net investment income and net realized capital gains and losses accrue directly to such contract holders. The assets of each account are legally segregated and are not subject to claims arising from our other businesses. Deposits, withdrawals, net investment income and net realized and net unrealized capital gains and losses on Separate Account assets are not reflected in our statements of income or cash flows. Management fees charged to contract holders are included in fees and other revenue and recognized over the period earned.

Health Care and Other Insurance Liabilities
Health care costs payable
Health care costs payable consist principally of unpaid fee-for-service medical, dental and pharmacy claims, capitation costs and other amounts due to health care providers pursuant to risk-sharing arrangements related to Health Care's POS, PPO, HMO, Indemnity, Medicare and Medicaid products. Unpaid health care claims include our estimate of payments we will make on claims reported to us but not yet paid and for health care services rendered to members but not yet reported to us as of the balance sheet date (collectively, "IBNR"). Also included in these estimates is the cost of services that will continue to be rendered after the balance sheet date if we are obligated to pay for such services in accordance with contractual or regulatory requirements. Such estimates are developed using actuarial principles and assumptions which consider, among other things, historical and projected claim submission and processing patterns, assumed and historical medical cost trends, historical utilization of health care services, claim inventory levels, changes in membership and product mix, seasonality and other relevant factors. We reflect changes in these estimates in health care costs in our operating results in the period they are determined. Capitation costs represent contractual monthly fees paid to participating physicians and other medical providers for providing medical care, regardless of the medical services provided to the member. Approximately five percent of our health care costs related to capitated arrangements in each of the last three years. Amounts due under risk-sharing arrangements are based on the terms of the underlying contracts with the providers and consider claims experience under the contracts through the balance sheet date.

Future policy benefits
Future policy benefits consist primarily of reserves for limited payment pension and annuity contracts in the Large Case Pensions business and long-duration group life and long-term care insurance contracts in the Group Insurance business. Reserves for limited payment contracts are computed using actuarial principles that consider, among other things, assumptions reflecting anticipated mortality, retirement, expense and interest rate experience. Such assumptions generally vary by plan, year of issue and policy duration. Assumed interest rates on such contracts ranged from 1.8% to 11.3% in 2010 and from 2.0% to 11.3% in 2009. We periodically review mortality assumptions against both industry standards and our experience. Reserves for long-duration group life and long-term care contracts represent our estimate of the present value of future benefits to be paid to or on behalf of policyholders less the present value of future net premiums. Assumed interest rates on such contracts ranged from 2.5% to 8.8% in both 2010 and 2009. Our estimate of the present value of future benefits under such contracts is based upon mortality, morbidity and interest rate assumptions.

Unpaid claims
Unpaid claims consist primarily of reserves associated with certain short-duration group disability and term life insurance contracts in the Group Insurance business, including an estimate for IBNR as of the balance sheet date. Reserves associated with certain short-duration group disability and term life insurance contracts are based upon our estimate of the present value of future benefits, which is based on assumed investment yields and assumptions regarding mortality, morbidity and recoveries from the U.S. Social Security Administration. We develop our reserves for IBNR using actuarial principles and assumptions which consider, among other things, contractual requirements, claim incidence rates, claim recovery rates, seasonality and other relevant factors. We discount certain claim liabilities related to group long-term disability and premium waiver contracts. The discounted unpaid claim liabilities were $1.9 billion and $1.8 billion at December 31, 2010 and 2009, respectively. The undiscounted value of these unpaid claim liabilities was $2.6 billion and $2.4 billion at December 31, 2010 and 2009, respectively. The discount rates generally reflect our expected investment returns for the investments supporting these liabilities and ranged from 4.0% to 5.8% in 2010 and 5.8% to 6.3% in 2009. The discount rates for retrospectively-rated contracts are set at contractually specified levels. Our estimates of unpaid claims are subject to change due to changes in the underlying experience of the insurance contracts, changes in investment yields or other factors, and these changes are recorded in current and future benefits in our statements of income in the period they are determined.

Policyholders' funds
Policyholders' funds consist primarily of reserves for pension and annuity investment contracts in the Large Case Pensions business and customer funds associated with group life and health contracts in the Health Care and Group Insurance businesses. Reserves for such contracts are equal to cumulative deposits less withdrawals and charges plus credited interest thereon, net of experience-rated adjustments. In 2010, interest rates for pension and annuity investment contracts ranged from 3.5% to 11.8%, and interest rates for group life and health contracts ranged from 0% to 4.0%. In 2009, interest rates for pension and annuity investment contracts ranged from 3.5% to 10.5% and interest rates for group life and health contracts ranged from 0% to 4.2%. Reserves for contracts subject to experience rating reflect our rights as well as the rights of policyholders and plan participants.

We review health care and insurance liabilities periodically. We reflect any necessary adjustments during the current period in operating results. While the ultimate amount of claims and related expenses are dependent on future developments, it is management's opinion that the liabilities that have been established are adequate to cover such costs. The health care and insurance liabilities that are expected to be paid within twelve months are classified as current on our balance sheets.

Premium Deficiency Reserves
We evaluate our insurance contracts to determine if it is probable that a loss will be incurred. We recognize a premium deficiency loss when it is probable that expected future claims, including maintenance costs (for example, claim processing costs), will exceed existing reserves plus anticipated future premiums and reinsurance recoveries. Anticipated investment income is considered in the calculation of premium deficiency losses for short-duration contracts. For purposes of determining premium deficiency losses, contracts are grouped in a manner consistent with our method of acquiring, servicing and measuring the profitability of such contracts. We did not have any premium deficiency reserves at December 31, 2010 or 2009.

Health Care Contract Acquisition Costs
Health care benefits products included in the Health Care segment are cancelable by either the customer or the member monthly upon written notice. Acquisition costs related to our prepaid health care and health indemnity contracts are generally expensed as incurred.

Revenue Recognition
Health care premiums are recognized as income in the month in which the enrollee is entitled to receive health care services. Health care premiums are reported net of an allowance for estimated terminations and uncollectable amounts. Other premium revenue for group life, long-term care and disability products is recognized as income, net of allowances for termination and uncollectable accounts, over the term of the coverage. Other premium revenue for Large Case Pensions' limited payment pension and annuity contracts is recognized as revenue in the period received. Premiums related to unexpired contractual coverage periods are reported as unearned premiums in our balance sheets.

The balance of the allowance for estimated terminations and uncollectable accounts on premiums receivable was $80 million and $107 million at December 31, 2010 and 2009, respectively, and is reflected as a reduction of premiums receivable in our balance sheets. The balance of the allowance for uncollectable accounts on other receivables was $26 million and $55 million at December 31, 2010 and 2009, respectively, and is reflected as a reduction of other receivables in our balance sheets.

Some of our contracts allow for premiums to be adjusted to reflect actual experience or the relative health status of members. Such adjustments are reasonably estimable (based on actual experience of the customer emerging under the contract and the terms of the underlying contract) and are recognized as the experience emerges.

Fees and other revenue consists primarily of ASC fees which are received in exchange for performing certain claim processing and member services for health and disability members and are recognized as revenue over the period the service is provided. Some of our contracts include guarantees with respect to certain functions, such as customer service response time, claim processing accuracy and claim processing turnaround time, as well as certain guarantees that a plan sponsor's claim experience will fall within a certain range. With any of these guarantees, we are financially at risk if the conditions of the arrangements are not met, although the maximum amount at risk is typically limited to a percentage of the fees otherwise payable to us by the customer involved. We accrue for any such exposure upon occurrence.

In addition, fees and other revenue also include charges assessed against contract holders' funds for contract fees, participant fees and asset charges related to pension and annuity products in the Large Case Pensions business. Other amounts received on pension and annuity investment-type contracts are reflected as deposits and are not recorded as revenue. Some of our Large Case Pension contract holders have the contractual right to purchase annuities with life contingencies using the funds they maintain on deposit with us. Since these products are considered an insurance contract, when the contract holder makes this election, we treat the accumulated investment balance as a single premium and reflect it as both premiums and current and future benefits in our statements of income.

Accounting for the Medicare Part D Prescription Drug Program ("PDP")
We were selected by the Centers for Medicare & Medicaid Services ("CMS") to be a national provider of PDP in all 50 states to both individuals and employer groups in 2010, 2009 and 2008. Under these annual contracts, CMS pays us a portion of the premium, a portion of, or a capitated fee for, catastrophic drug costs and a portion of the health care costs for low-income Medicare beneficiaries and provides a risk-sharing arrangement to limit our exposure to unexpected expenses.

We recognize premiums received from, or on behalf of, members or CMS and capitated fees as premium revenue ratably over the contract period. We expense the cost of covered prescription drugs as incurred. Costs associated with low-income Medicare beneficiaries (deductible, coinsurance, etc.) and the catastrophic drug costs paid in advance by CMS are recorded as a liability and offset health care costs when incurred. For individual PDP coverage, the risk-sharing arrangement provides a risk corridor whereby the amount we received in premiums from members and CMS based on our annual bid is compared to our actual drug costs incurred during the contract year. Based on the risk corridor provision and PDP activity to date, an estimated risk-sharing receivable or payable is recorded on a quarterly basis as an adjustment to premium revenue. We perform a reconciliation of the final risk-sharing, low-income subsidy and catastrophic amounts after the end of each contract year.

Allocation of Operating Expenses
We allocate to the business segments centrally-incurred costs associated with specific internal goods or services provided to us, such as employee services, technology services and rent, based on a reasonable method for each specific cost (such as membership, usage, headcount, compensation or square footage occupied). Interest expense on third-party borrowings and the financing components of our pension and other post-retirement benefit plan expense is not allocated to the reporting segments, since it is not used as a basis for measuring the operating performance of the segments. Such amounts are reflected in Corporate Financing in our segment financial information. Segment results were restated for this change in expense allocation. Refer to Note 19 beginning on page 95 for additional information.

Income Taxes
We are taxed at the statutory corporate income tax rates after adjusting income reported for financial statement purposes for certain items. We recognize deferred income tax assets and liabilities for the differences between the

financial and income tax reporting basis of assets and liabilities based on enacted tax rates and laws. Valuation allowances are provided when it is considered more likely than not that deferred tax assets will not be realized. Deferred income tax expense or benefit primarily reflects the net change in deferred income tax assets and liabilities during the year.

Our current income tax provision reflects the tax results of revenues and expenses currently taxable or deductible. Penalties and interest on our tax positions are classified as a component of our income tax provision.

3. Acquisition

During 2010, we entered into an agreement to acquire Medicity Inc., a health information exchange company, for approximately $500 million. This transaction closed in January 2011 and was funded using available resources.

In 2009, we acquired Horizon Behavioral Services, LLC ("Horizon"), a leading provider of employee assistance programs, for approximately $70 million in available cash. We recorded goodwill related to this transaction of approximately $56 million in 2009, of which $37 million will be tax deductible. All of the goodwill related to this acquisition was assigned to our Health Care segment. Refer to Note 7 on page 66 for additional information.

4. Earnings Per Common Share

Basic earnings per share ("EPS") is computed by dividing net income by the weighted average number of common shares outstanding during the reporting period. Diluted EPS is computed in a similar manner, except that the weighted average number of common shares outstanding is adjusted for the dilutive effects of our outstanding stock-based compensation awards, but only if the effect is dilutive.

The computations of basic and diluted EPS for 2010, 2009 and 2008 were as follows:

(Millions, except per common share data)	2010	2009	2008
Net Income	**$ 1,766.8**	$ 1,276.5	$ 1,384.1
Weighted average shares used to compute basic EPS	**415.7**	441.1	475.5
Dilutive effect of outstanding stock-based compensation awards [1]	**7.2**	8.4	12.8
Weighted average shares used to compute diluted EPS	**422.9**	449.5	488.3
Basic EPS	**$ 4.25**	$ 2.89	$ 2.91
Diluted EPS	**$ 4.18**	$ 2.84	$ 2.83

(1) Approximately 18.6 million, 19.3 million and 9.7 million stock appreciation rights ("SARs") (with exercise prices ranging from $29.20 to $59.76, $25.94 to $59.76 and $25.94 to $59.76, respectively) were not included in the calculation of diluted EPS for 2010, 2009 and 2008, respectively, and approximately 5.7 million, 6.2 million and 1.6 million stock options (with exercise prices ranging from $33.38 to $42.35) were not included in the calculation of diluted EPS for 2010, 2009 and 2008 respectively, as their exercise prices were greater than the average market price of Aetna common shares during such periods.

5. Operating Expenses

For 2010, 2009 and 2008, selling expenses (which include broker commissions, the variable component of our internal sales force compensation and premium taxes) and general and administrative expenses were as follows:

(Millions)	2010	2009	2008
Selling expenses	**$ 1,226.6**	$ 1,251.9	$ 1,149.6
General and administrative expenses:			
Salaries and related benefits	**3,076.4**	2,971.8	2,619.8
Other general and administrative expenses [(1)]	**2,216.0**	2,159.3	1,982.1
Total general and administrative expenses [(2)]	**5,292.4**	5,131.1	4,601.9
Total operating expenses	**$ 6,519.0**	$ 6,383.0	$ 5,751.5

(1) Includes the following for 2010: transaction-related costs of $66.2 million and litigation-related insurance proceeds of $156.3 million. Includes the following for 2009: litigation-related insurance proceeds of $38.2 million. Includes the following charges for 2008: a $20.0 million contribution for the establishment of an out-of-network pricing database and a $42.2 million allowance on a reinsurance recoverable. Refer to the reconciliation of operating earnings to net income in Note 19 beginning on page 95 for additional information.

(2) In 2010, 2009 and 2008, we recorded severance and facilities charges of $47.4 million, $93.7 million and $54.7 million, respectively. Refer to the reconciliation of operating earnings to net income in Note 19 beginning on page 95 for additional information.

6. Health Care Costs Payable

The following table shows the components of the change in health care costs payable during 2010, 2009 and 2008:

(Millions)	2010	2009	2008
Health care costs payable, beginning of the period	**$ 2,895.3**	$ 2,393.2	$ 2,177.4
Less: Reinsurance recoverables	**1.9**	2.0	2.9
Health care costs payable, beginning of the period, net	**2,893.4**	2,391.2	2,174.5
Acquisition of businesses	**-**	1.1	-
Add: Components of incurred health care costs			
Current year	**23,045.6**	24,127.2	20,948.5
Prior years	**(326.0)**	(66.0)	(163.0)
Total incurred health care costs	**22,719.6**	24,061.2	20,785.5
Less: Claims paid			
Current year	**20,588.5**	21,401.1	18,726.4
Prior years	**2,395.3**	2,159.0	1,842.4
Total claims paid	**22,983.8**	23,560.1	20,568.8
Health care costs payable, end of period, net	**2,629.2**	2,893.4	2,391.2
Add: Reinsurance recoverables	**1.7**	1.9	2.0
Health care costs payable, end of the period	**$ 2,630.9**	$ 2,895.3	$ 2,393.2

Our prior year estimates of health care costs payable decreased by approximately $326 million, $66 million and $163 million in 2010, 2009 and 2008, respectively, resulting from claims being settled for amounts less than originally estimated. These reductions were primarily the result of lower than expected health care cost trends as well as the actual claim submission time being faster than we assumed in establishing our health care costs payable in the prior year. These reductions were offset by estimated current period health care costs when we established our estimate of current year health care costs payable. When significant decreases (increases) in prior-period health care cost estimates occur that we believe significantly impact our current period operating results, we disclose that amount as favorable (unfavorable) development of prior period health care cost estimates. In 2010, we had approximately $118 million of favorable development of prior-year health care cost estimates that primarily resulted from lower than projected paid claims in the first half of 2010 for claims incurred in the latter part of 2009 caused by lower than projected utilization of medical services driven by the abatement of H1N1 and other flu, among other factors. In 2009, we had approximately $116 million of unfavorable development of prior year health care cost estimates that was driven by unusually high paid claims activity in the first half of 2009 related to the second half of 2008. This unfavorable development of prior year health care cost estimates offset the amount of the 2009 reduction in our estimate of health care costs payable for prior years. We had no significant development of prior year health care cost estimates that affected our operating results in 2008.

7. Goodwill and Other Acquired Intangible Assets

As a result of recent acquisitions, in accordance with applicable accounting guidance, we allocated the amount paid to the fair value of the net assets acquired, with any excess amounts recorded as goodwill. The increase in goodwill in 2010 and 2009 was as follows:

(Millions)	2010	2009
Balance, beginning of the period	**$ 5,146.2**	$ 5,085.6
Goodwill acquired:		
Horizon	**(.5)**	56.8
Schaller Anderson, Incorporated	**.7**	3.8
Balance, end of the period [1]	**$ 5,146.4**	$ 5,146.2

[1] At both December 31, 2010 and 2009, approximately $5.0 billion and $104 million of goodwill was assigned to the Health Care and Group Insurance segments, respectively.

Other acquired intangible assets at December 31, 2010 and 2009 were comprised of the following:

(Millions)	Cost	Accumulated Amortization	Net Balance	Amortization Period (Years)
2010				
Other acquired intangible assets:				
Provider networks	**$ 703.2**	**$ 398.9**	**$ 304.3**	**12-25** [1]
Customer lists	**420.4**	**262.6**	**157.8**	**4-10** [1]
Technology	**25.3**	**25.0**	**.3**	**3-5**
Other	**38.1**	**27.3**	**10.8**	**2-15**
Trademarks	**22.3**	**-**	**22.3**	**Indefinite**
Total other acquired intangible assets	**$ 1,209.3**	**$ 713.8**	**$ 495.5**	
2009				
Other acquired intangible assets:				
Provider networks	$ 703.2	$ 369.0	$ 334.2	**12-25** [1]
Customer lists	420.4	206.3	214.1	**4-10** [1]
Technology	25.3	20.7	4.6	**3-5**
Other	38.1	22.6	15.5	**2-15**
Trademarks	22.3	-	22.3	**Indefinite**
Total other acquired intangible assets	$ 1,209.3	$ 618.6	$ 590.7	

[1] The amortization period for our customer lists and provider networks includes an assumption of renewal or extension of these arrangements. At December 31, 2010 and 2009, the periods prior to the next renewal or extension for our provider networks primarily ranged from 1 to 3 years and the period prior to the next renewal or extension for our customer lists is approximately one year. Any cost related to the renewal or extension of these contracts is expensed as incurred.

We estimate annual pretax amortization for other acquired intangible assets over the next five years to be as follows:

(Millions)	
2011	**$ 87.7**
2012	**76.2**
2013	**67.0**
2014	**47.9**
2015	**34.4**

8. Investments

Total investments at December 31, 2010 and 2009 were as follows:

	2010			2009		
(Millions)	Current	Long-term	Total	Current	Long-term	Total
Debt and equity securities available for sale	**$ 2,111.9**	**$ 14,849.7**	**$ 16,961.6**	$ 2,834.8	$ 14,324.9	$ 17,159.7
Mortgage loans	**55.2**	**1,454.6**	**1,509.8**	86.1	1,507.9	1,594.0
Other investments	**2.6**	**1,242.0**	**1,244.6**	1.8	1,218.3	1,220.1
Total investments	**$ 2,169.7**	**$ 17,546.3**	**$ 19,716.0**	$ 2,922.7	$ 17,051.1	$ 19,973.8

Debt and equity securities available for sale at December 31, 2010 and 2009 were as follows:

(Millions)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2010				
Debt securities:				
U.S. government securities	**$ 1,293.5**	**$ 80.8**	**$ (.6)**	**$ 1,373.7**
States, municipalities and political subdivisions	**2,288.8**	**54.4**	**(46.9)**	**2,296.3**
U.S. corporate securities	**6,731.5**	**553.0**	**(21.9)**	**7,262.6**
Foreign securities	**2,667.4**	**231.1**	**(21.2)**	**2,877.3**
Residential mortgage-backed securities	**1,089.2**	**53.6**	**(2.8)** (1)	**1,140.0**
Commercial mortgage-backed securities	**1,226.4**	**99.5**	**(13.7)** (1)	**1,312.2**
Other asset-backed securities	**447.6**	**21.1**	**(4.8)** (1)	**463.9**
Redeemable preferred securities	**196.7**	**12.3**	**(12.7)**	**196.3**
Total debt securities	**15,941.1**	**1,105.8**	**(124.6)**	**16,922.3**
Equity securities	**35.3**	**5.6**	**(1.6)**	**39.3**
Total debt and equity securities (2)	**$ 15,976.4**	**$ 1,111.4**	**$ (126.2)**	**$ 16,961.6**
December 31, 2009				
Debt securities:				
U.S. government securities	$ 1,801.3	$ 50.7	$ (5.2)	$ 1,846.8
States, municipalities and political subdivisions	2,022.2	80.7	(27.5)	2,075.4
U.S. corporate securities	6,741.9	497.1	(54.4)	7,184.6
Foreign securities	2,554.5	210.9	(20.9)	2,744.5
Residential mortgage-backed securities	1,375.8	49.4	(5.0) (1)	1,420.2
Commercial mortgage-backed securities	1,109.8	37.6	(104.0) (1)	1,043.4
Other asset-backed securities	419.6	25.0	(8.2) (1)	436.4
Redeemable preferred securities	381.9	27.8	(41.0)	368.7
Total debt securities	16,407.0	979.2	(266.2)	17,120.0
Equity securities	35.3	7.9	(3.5)	39.7
Total debt and equity securities (2)	$ 16,442.3	$ 987.1	$ (269.7)	$ 17,159.7

(1) At December 31, 2010 and 2009, we held securities for which we had recognized a credit-related impairment in the past. In 2010, we released $23.4 million of non-credit-related impairments from other comprehensive loss related to these securities (as of December 31, 2010 these securities had a net unrealized capital gain of $3.9 million). Effective April 1, 2009 and for the period through December 31, 2009, we recognized $61.7 million of non-credit-related impairments in other comprehensive loss (as of December 31, 2009, these securities had a net unrealized capital loss of $17.2 million).

(2) Investment risks associated with our experience-rated and discontinued products generally do not impact our operating results (refer to Note 20 beginning on page 97 for additional information on our accounting for discontinued products). At December 31, 2010, investments with a fair value of $4.1 billion, gross unrealized gains of $339.5 million and gross unrealized losses of $38.1 million and, at December 31, 2009, investments with a fair value of $4.0 billion, gross unrealized gains of $285.6 million and gross unrealized losses of $78.2 million were included in total debt and equity securities, but support our experience-rated and discontinued products. Changes in net unrealized capital gains (losses) on these securities are not reflected in accumulated other comprehensive loss.

The fair value of debt securities at December 31, 2010 is shown below by contractual maturity. Actual maturities may differ from contractual maturities because securities may be restructured, called or prepaid.

(Millions)	Fair Value
Due to mature:	
Less than one year	$ 757.7
One year through five years	3,324.5
After five years through ten years	5,068.2
Greater than ten years	4,855.8
Residential mortgage-backed securities	1,140.0
Commercial mortgage-backed securities	1,312.2
Other asset-backed securities	463.9
Total	$ 16,922.3

Mortgage-Backed and Other Asset-Backed Securities

All of our residential mortgage-backed securities at December 31, 2010 were agency issued (e.g., Government National Mortgage Association, Federal National Mortgage Association and Federal Home Loan Mortgage Corporation) and carry agency guarantees and explicit or implicit guarantees by the U.S. Government. At December 31, 2010, our residential mortgage-backed securities had an average quality rating of AAA and a weighted average duration of 3.1 years.

Our commercial mortgage-backed securities have underlying loans that are dispersed throughout the U.S. Significant market observable inputs used to value these securities include probability of default and loss severity. At December 31, 2010, these securities had an average quality rating of AA+ and a weighted average duration of 3.6 years.

Our other asset-backed securities have a variety of underlying collateral (e.g., automobile loans, credit card receivables and home equity loans). Significant market observable inputs used to value these securities include the unemployment rate, loss severity and probability of default. At December 31, 2010, these securities had an average quality rating of AA- and a weighted average duration of 3.4 years.

Unrealized Capital Losses and Net Realized Capital Gains (Losses)

When a debt or equity security is in an unrealized capital loss position, we monitor the duration and severity of the loss to determine if sufficient market recovery can occur within a reasonable period of time. As described in Note 2 beginning on page 57, effective April 1, 2009, we recognize an OTTI on debt securities when we intend to sell a security that is in an unrealized capital loss position or if we determine a credit-related loss has occurred. Prior to April 1, 2009, we recognized an OTTI on a security in an unrealized capital loss position if we could not assert our intention and ability to hold the security until it recovered its value.

Summarized below are the debt and equity securities we held at December 31, 2010 and 2009 that were in an unrealized capital loss position, aggregated by the length of time the investments have been in that position:

	Less than 12 months		Greater than 12 months		Total [1]	
(Millions)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2010						
Debt securities:						
U.S. government securities	$ 8.4	$ .2	$ 19.8	$ .4	$ 28.2	$ .6
States, municipalities and political subdivisions	964.9	37.6	82.7	9.3	1,047.6	46.9
U.S. corporate securities	665.8	17.0	210.2	4.9	876.0	21.9
Foreign securities	375.9	14.6	34.6	6.6	410.5	21.2
Residential mortgage-backed securites	103.7	2.6	6.6	.2	110.3	2.8
Commercial mortgage-backed securities	103.7	2.4	78.5	11.3	182.2	13.7
Other asset-backed securities	85.9	2.0	4.9	2.8	90.8	4.8
Redeemable preferred securities	4.5	-	94.3	12.7	98.8	12.7
Total debt securities	2,312.8	76.4	531.6	48.2	2,844.4	124.6
Equity securities	.5	-	9.5	1.6	10.0	1.6
Total debt and equity securities [1]	$ 2,313.3	$ 76.4	$ 541.1	$ 49.8	$ 2,854.4	$ 126.2
December 31, 2009						
Debt securities:						
U.S. government securities	$ 1,062.5	$ 4.8	$ 19.3	$ .4	$ 1,081.8	$ 5.2
States, municipalities and political subdivisions	292.2	10.6	216.7	16.9	508.9	27.5
U.S. corporate securities	730.2	16.8	681.4	37.6	1,411.6	54.4
Foreign securities	418.1	9.0	110.4	11.9	528.5	20.9
Residential mortgage-backed securites	383.0	4.7	8.2	.3	391.2	5.0
Commercial mortgage-backed securities	129.7	3.1	401.6	100.9	531.3	104.0
Other asset-backed securities	46.6	7.5	16.7	.7	63.3	8.2
Redeemable preferred securities	49.1	8.8	198.5	32.2	247.6	41.0
Total debt securities	3,111.4	65.3	1,652.8	200.9	4,764.2	266.2
Equity securities	3.9	1.6	18.8	1.9	22.7	3.5
Total debt and equity securities [1]	$ 3,115.3	$ 66.9	$ 1,671.6	$ 202.8	$ 4,786.9	$ 269.7

(1) At December 31, 2010 and 2009, debt and equity securities in an unrealized loss position of $38.1 million and $78.2 million, respectively, and with related fair value of $650.5 million and $1.0 billion, respectively, related to discontinued and experience-rated products.

We reviewed the securities in the tables above and concluded that these are performing assets generating investment income to support the needs of our business. In performing this review, we considered factors such as the quality of the investment security based on research performed by external rating agencies and our internal credit analysts and the prospects of realizing the carrying value of the security based on the investment's current prospects for recovery.

The maturity dates for debt securities in an unrealized loss position at December 31, 2010 were as follows:

	Supporting discontinued and experience-rated products		Supporting remaining products		Total	
(Millions)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Due to mature:						
Less than one year	$ 2.3	$ -	$ 60.0	$ .6	$ 62.3	$ .6
One year through five years	9.3	.2	277.4	3.7	286.7	3.9
After five years through ten years	151.0	4.8	461.1	10.7	612.1	15.5
Greater than ten years	405.4	29.1	1,094.6	54.2	1,500.0	83.3
Residential mortgage-backed securities	9.9	.4	100.4	2.4	110.3	2.8
Commercial mortgage-backed securities	35.8	1.5	146.4	12.2	182.2	13.7
Other asset-backed securities	27.0	.5	63.8	4.3	90.8	4.8
Total	$ 640.7	$ 36.5	$ 2,203.7	$ 88.1	$ 2,844.4	$ 124.6

Net realized capital gains (losses) for the years ended December 31, 2010, 2009 and 2008, excluding amounts related to experience-rated contract holders and discontinued products, were as follows:

(Millions)	2010	2009	2008
OTTI losses on securities	$ (8.9)	$ (121.0)	$ (643.6)
Portion of OTTI losses (released from) recognized in other comprehensive income, net	(23.4)	26.5	-
Net OTTI losses on securities recognized in earnings	(32.3)	(94.5)	(643.6)
Net realized capital gains (losses), excluding OTTI losses on securities	259.8	149.5	(12.3)
Net realized capital gains (losses)	$ 227.5	$ 55.0	$ (655.9)

The net realized capital gains in 2010 and 2009 were primarily attributable to the sale of debt securities. In 2010, these gains were partially offset by losses on derivative transactions while in 2009, these gains were also attributable to gains on derivative transactions partially offset by OTTI losses. Net realized capital losses in 2008 primarily reflect OTTI losses as depicted below. The increase in net realized capital gains in 2009 compared to 2008 was primarily due to a change in the accounting guidance for the recognition of OTTI of debt securities and an overall general improvement in the economic environment during 2009 compared to 2008. Prior to the adoption of new accounting guidance for OTTI of debt securities on April 1, 2009, both yield- and credit-related OTTI were recognized in earnings if we could not assert our intention to hold the security until recovery. By contrast, after April 1, 2009, only credit-related impairments are recognized in net income unless we have the intention to sell the security in an unrealized loss position, in which case the yield-related OTTI is also recognized in earnings. Refer to Note 2 of Notes to Consolidated Financial Statements beginning on page 57 for additional information.

Yield-related OTTI losses were not significant in 2010. In 2009, yield-related OTTI losses were $76 million, primarily related to U.S. Treasury and corporate securities that were temporarily in a loss position due to changes in interest rates and the widening of credit spreads on corporate securities relative to the interest rates on U.S. Treasury securities in the first half of 2009. Because we did not assert our intention to hold these securities, under applicable accounting guidance, we recorded a yield-related OTTI loss. In 2008, yield-related OTTI losses were $523 million. These yield-related impairments were primarily due to the widening of credit spreads relative to the interest rates on U.S. Treasury securities in 2008 and the application of the then-applicable accounting guidance for OTTI which required us to assert our intention to hold to recovery, which we could not make. During 2008, significant declines in the U.S. housing market resulted in the credit and other capital markets experiencing volatility and limitations on the ability of companies to issue debt or equity securities. The lack of available credit, lack of confidence in the financial sector, increased volatility in the financial markets and reduced business activity resulted in credit spreads widening during 2008.

Included in net realized capital losses for 2008 were $120 million of credit-related OTTI losses of which $105 million related to investments in debt securities of Lehman Brothers Holdings Inc. and Washington Mutual, Inc. We had no other individually material realized capital losses on debt or equity securities that impacted our operating results during 2010, 2009 or 2008.

Excluding amounts related to experience-rated and discontinued products, proceeds from the sale of debt securities and the related gross realized capital gains and losses for 2010, 2009 and 2008 were as follows:

(Millions)	2010	2009	2008
Proceeds on sales	$ 7,663.4	$ 5,506.5	$ 5,783.8
Gross realized capital gains	364.8	205.0	120.6
Gross realized capital losses	43.2	71.6	136.8

Mortgage Loans

Our mortgage loans are collateralized by commercial real estate. During 2010, we entered into $103 million in new mortgage loans, $129 million in loans were repaid and $20 million in loans were foreclosed. At December 31, 2010 and 2009, we had no material problem, restructured or potential problem loans included in mortgage loans. We also had no material reserves on our mortgage loans at December 31, 2010 or 2009.

We assess our mortgage loans on a regular basis for credit impairments, and annually we assign a credit quality indicator to each loan. Our credit quality indicator is internally developed and categorizes our portfolio on a scale from 1 to 7. Category 1 represents loans of superior quality, and Categories 6 and 7 represent loans where collections are doubtful. Most of our mortgage loans fall into the Level 2 - 4 ratings. These ratings represent loans where credit risk is minimal to acceptable; however, these loans may display some susceptibility to economic changes. Category 5 represents loans where credit risk is not substantial but these loans warrant management's close attention. These indicators are based upon several factors, including current loan to value ratios, property condition, market trends, borrower quality and deal structure. Based upon our most recent assessment at December 31, 2010, our mortgage loans were given the following ratings:

(In millions, except credit ratings indicator)		
1	$	**99.4**
2 - 4		**1,301.5**
5		**86.1**
6 & 7		**22.8**
Total	$	**1,509.8**

At December 31, 2010 scheduled mortgage loan principal repayments were as follows:

(Millions)		
2011	$	**55.2**
2012		**47.3**
2013		**274.3**
2014		**94.1**
2015		**153.2**
Thereafter		**886.7**

Variable Interest Entities

In determining whether to consolidate a VIE, we consider several factors including whether we have the power to direct activities, the obligation to absorb losses and the right to receive benefits that could potentially be significant to the VIE. We have relationships with certain real estate and hedge fund partnerships that are considered VIEs but are not consolidated. We record the amount of our investment in these partnerships as long-term investments on our balance sheets and recognize our share of partnership income or losses in earnings. Our maximum exposure to loss as a result of our investment in these partnerships is our investment balance at December 31, 2010 and 2009 of approximately $153 million and $125 million, respectively, and the risk of recapture of tax credits related to the real estate partnerships previously recognized, which we do not consider significant. We do not have a future obligation to fund losses or debts on behalf of these investments; however, we may voluntarily contribute funds. The real estate partnerships construct, own and manage low-income housing developments and had total assets of approximately $5.1 billion at both December 31, 2010 and 2009. The hedge fund partnerships had total assets of approximately $6.1 billion and $5.7 billion at December 31, 2010 and 2009, respectively.

Non-controlling Interests

Certain of our investment holdings are partially-owned by third parties. At December 31, 2010 and 2009, $74 million and $77 million, respectively, of our investment holdings were partially owned by third parties. The non-controlling entities' share of these investments was included in accrued expenses and other current liabilities. Net income (loss) attributed to these interests was $4 million for both 2010 and 2009, and $(11) million for 2008. These non-controlling interests did not have a material impact on our financial position or operating results.

Net Investment Income

Sources of net investment income for 2010, 2009 and 2008 were as follows:

(Millions)	2010	2009	2008
Debt securities	$ **911.8**	$ 907.8	$ 877.4
Mortgage loans	**118.7**	118.6	116.9
Other investments	**56.5**	38.6	(50.4)
Gross investment income	**1,087.0**	1,065.0	943.9
Less: Investment expenses	**(30.7)**	(28.6)	(33.9)
Net investment income [1]	$ **1,056.3**	$ 1,036.4	$ 910.0

(1) Investment risks associated with our experience-rated and discontinued products generally do not impact our operating results (refer to Note 20 beginning on page 97 for additional information on our accounting for discontinued products). Net investment income includes $344.9 million, $347.8 million and $296.1 million for 2010, 2009 and 2008, respectively, related to investments supporting our experience-rated and discontinued products.

9. Other Comprehensive Income (Loss)

Shareholders' equity included the following activity in accumulated other comprehensive loss in 2010 and 2009:

	Net Unrealized Gains (Losses)				
	Securities				
(Millions)	Previously Impaired [1]	All Other	Foreign Currency and Derivatives	Pension and OPEB Plans	Accumulated Other Comprehensive (Loss) Income
Balance at December 31, 2008	$ -	$ (229.3)	$ (8.7)	$ (1,643.3)	$ (1,881.3)
Cumulative effect of adopting a new accounting standard ($83.0 pretax) [2]	(5.3)	(48.4)	-	-	(53.7)
Net unrealized gains (losses) ($1,004.6 pretax)	106.3	592.4	34.4	(80.1)	653.0
Reclassification to earnings ($110.5 pretax)	(.7)	(79.0)	(.4)	139.1	59.0
Other comprehensive income	100.3	465.0	34.0	59.0	658.3
Balance at December 31, 2009	**100.3**	**235.7**	**25.3**	**(1,584.3)**	**(1,223.0)**
Net unrealized gains (losses) ($333.5 pretax)	**42.5**	**327.5**	**(53.9)**	**(99.3)**	**216.8**
Reclassification to earnings ($172.9 pretax)	**(67.7)**	**(188.0)**	**1.3**	**98.0**	**(156.4)**
Other comprehensive (loss) income	**(25.2)**	**139.5**	**(52.6)**	**(1.3)**	**60.4**
Balance at December 31, 2010	**$ 75.1**	**$ 375.2**	**$ (27.3)**	**$ (1,585.6)**	**$ (1,162.6)**

(1) Represents unrealized losses on the non-credit-related component of impaired debt securities that we do not intend to sell and subsequent appreciation in the fair value of those securities as well as those securities we intend to sell.

(2) Effective April 1, 2009, we adopted new accounting guidance for other-than-temporary impairments of debt securities. Refer to Note 2 beginning on page 57 for additional information on the cumulative effect adjustment required.

Shareholders' equity included the following activity in accumulated other comprehensive loss in 2008:

	Net Unrealized Gains (Losses)			
(Millions)	Securities	Foreign Currency and Derivatives	Pension and OPEB Plans	Accumulated Other Comprehensive (Loss) Income
Balance at December 31, 2007	$ 53.3	$ 7.0	$ (348.7)	$ (288.4)
Net unrealized losses ($(3,158.9) pretax)	(756.7)	-	(1,296.6)	(2,053.3)
Net foreign currency and derivative losses ($(25.5) pretax)	-	(16.6)	-	(16.6)
Reclassification to earnings ($(647.7) pretax)	474.1	.9	2.0	477.0
Balance at December 31, 2008	$ (229.3)	$ (8.7)	$ (1,643.3)	$ (1,881.3)

The components of our pension and OPEB plans included the following activity in accumulated other comprehensive loss in 2010, 2009 and 2008:

(Millions)	Pension Plans Unrecognized Net Actuarial Losses	Pension Plans Unrecognized Prior Service Costs	OPEB Plans Unrecognized Net Actuarial Losses	OPEB Plans Unrecognized Prior Service Costs	Total
Balance at December 31, 2007	$ (348.7)	$ 13.4	$ (47.1)	$ 33.7	$ (348.7)
Unrealized net losses arising during the period ($(1,991.7) pretax)	(1,286.4)	-	(10.2)	-	(1,296.6)
Reclassification to earnings ($(3.1) pretax)	4.1	(1.4)	1.7	(2.4)	2.0
Balance at December 31, 2008	(1,631.0)	12.0	(55.6)	31.3	(1,643.3)
Unrealized net losses arising during the period ($(123.2) pretax)	(72.5)	-	(7.6)	-	(80.1)
Reclassification to earnings ($(214.0) pretax)	140.7	(1.4)	2.2	(2.4)	139.1
Balance at December 31, 2009	**(1,562.8)**	**10.6**	**(61.0)**	**28.9**	**(1,584.3)**
Unrealized net losses arising during the period ($(152.8) pretax)	**(91.2)**	**-**	**(8.1)**	**-**	**(99.3)**
Reclassification to earnings ($(150.8) pretax)	**106.1**	**(8.8)**	**3.0**	**(2.3)**	**98.0**
Balance at December 31, 2010	**$ (1,547.9)**	**$ 1.8**	**$ (66.1)**	**$ 26.6**	**$ (1,585.6)**

10. Financial Instruments

The preparation of our consolidated financial statements in accordance with GAAP requires certain of our assets and liabilities to be reflected at their fair value, and others on another basis, such as an adjusted historical cost basis. In this note, we provide details on the fair value of financial assets and liabilities and how we determine those fair values. We present this information for those financial instruments that are measured at fair value for which the change in fair value impacts net income or other comprehensive income separately from other financial assets and liabilities.

Financial Instruments Measured at Fair Value in our Balance Sheets

Certain of our financial instruments are measured at fair value in our balance sheet. The fair values of these instruments are based on valuations that include inputs that can be classified within one of three levels of a hierarchy established by GAAP. The following are the levels of the hierarchy and a brief description of the type of valuation information ("inputs") that qualifies a financial asset or liability for each level:

- **Level 1** – Unadjusted quoted prices for identical assets or liabilities in active markets.
- **Level 2** – Inputs other than Level 1 that are based on observable market data. These include quoted prices for similar assets in active markets, quoted prices for identical assets in inactive markets, inputs that are observable that are not prices (such as interest rates and credit risks) and inputs that are derived from or corroborated by observable markets.
- **Level 3** – Developed from unobservable data, reflecting our own assumptions.

Financial assets and liabilities are classified based upon the lowest level of input that is significant to the valuation. When quoted prices in active markets for identical assets and liabilities are available, we use these quoted market prices to determine the fair value of financial assets and liabilities and classify these assets and liabilities as Level 1. In other cases where a quoted market price for identical assets and liabilities in an active market is either not available or not observable, we estimate fair value using valuation methodologies based on available and observable market information or by using a matrix pricing model. These financial assets and liabilities would then be classified as Level 2. If quoted market prices are not available, we determine fair value using broker quotes or an internal analysis of each investment's financial performance and cash flow projections. Thus, financial assets and liabilities may be classified in Level 3 even though there may be some significant inputs that may be observable.

The following is a description of the valuation methodologies used for our financial assets and liabilities that are measured at fair value, including the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Debt Securities - Where quoted prices are available in an active market, our debt securities are classified in Level 1 of the fair value hierarchy. Our Level 1 debt securities are comprised primarily of U.S. Treasury securities. If Level 1 valuations are not available, the fair value is determined using models such as matrix pricing, which uses quoted market prices of debt securities with similar characteristics or discounted cash flows to estimate fair value. We obtained one price for each of our Level 2 debt securities and did not adjust any of these prices at December 31, 2010 or 2009.

We also value certain debt securities using Level 3 inputs. For Level 3 debt securities, fair values are determined by outside brokers or, in the case of certain private placement securities, are priced internally. Outside brokers determine the value of these debt securities through a combination of their knowledge of the current pricing environment and market flows. We obtained one non-binding broker quote for each of these Level 3 debt securities and did not adjust any of these quotes at December 31, 2010 or 2009. The total fair value of our broker quoted securities was approximately $153 million and $364 million at December 31, 2010 and 2009, respectively. Examples of these Level 3 debt securities include certain U.S. and foreign corporate securities and certain of our commercial mortgage-backed securities as well as other asset-backed securities. For some of our private placement securities, our internal staff determines the values of these debt securities by analyzing spreads of corporate and sector indices as well as interest spreads of comparable public bonds. Examples of these Level 3 debt securities include certain U.S. and foreign securities and certain tax-exempt municipal securities.

Equity Securities - We currently have two classifications of equity securities: those that are publicly traded and those that are privately held. Our publicly-traded securities are classified as Level 1 because quoted prices are available for these securities in an active market. For privately-held equity securities, there is no active market; therefore, we classify these securities as Level 3 because we must price these securities through an internal analysis of each investment's financial statements and cash flow projections.

Derivatives - Our derivative instruments are valued using models that primarily use market observable inputs and therefore are classified as Level 2 because they are traded in markets where quoted market prices are not readily available.

Financial assets and liabilities with changes in fair value that are measured on a recurring basis in our balance sheets at December 31, 2010 and December 31, 2009 were as follows:

(Millions)	Level 1	Level 2	Level 3	Total
December 31, 2010				
Assets:				
Debt securities:				
U.S. government securities	$ 1,081.0	$ 292.7	$ -	$ 1,373.7
States, municipalities and political subdivisions	-	2,292.7	3.6	2,296.3
U.S. corporate securities	-	7,201.9	60.7	7,262.6
Foreign securities	-	2,822.4	54.9	2,877.3
Residential mortgage-backed securities	-	1,140.0	-	1,140.0
Commercial mortgage-backed securities	-	1,275.3	36.9	1,312.2
Other asset-backed securities	-	407.4	56.5	463.9
Redeemable preferred securities	-	178.5	17.8	196.3
Total debt securities	1,081.0	15,610.9	230.4	16,922.3
Equity securities	1.4	-	37.9	39.3
Derivatives	-	2.6	-	2.6
Total investments	$ 1,082.4	$ 15,613.5	$ 268.3	$ 16,964.2
Liabilities:				
Derivatives	$ -	$ 6.5	$ -	$ 6.5
December 31, 2009				
Assets:				
Debt securities:				
U.S. government securities	$ 1,529.4	$ 317.4	$ -	$ 1,846.8
States, municipalities and political subdivisions	-	2,062.7	12.7	2,075.4
U.S. corporate securities	-	7,056.5	128.1	7,184.6
Foreign securities	-	2,545.5	199.0	2,744.5
Residential mortgage-backed securities	-	1,420.2	-	1,420.2
Commercial mortgage-backed securities	-	971.6	71.8	1,043.4
Other asset-backed securities	-	425.4	11.0	436.4
Redeemable preferred securities	-	345.8	22.9	368.7
Total debt securities	1,529.4	15,145.1	445.5	17,120.0
Equity securities	1.7	-	38.0	39.7
Derivatives	-	44.0	-	44.0
Total investments	$ 1,531.1	$ 15,189.1	$ 483.5	$ 17,203.7

The changes in the balances of Level 3 financial assets during 2010 and 2009 were as follows:

	2010				2009			
(Millions)	U.S. Corporate Securities	Foreign Securities	Other	Total	U.S. Corporate Securities	Foreign Securities	Other	Total
Beginning balance	$ 128.1	$ 199.0	$ 156.4	$ 483.5	$ 144.6	$ 177.1	$ 163.3	$ 485.0
Net realized and unrealized capital gains (losses):								
Included in earnings	(.9)	8.2	4.1	11.4	3.6	11.7	12.3	27.6
Included in other comprehensive income	.1	(2.3)	27.1	24.9	.5	21.4	12.0	33.9
Other [(1)]	(.8)	.5	(5.9)	(6.2)	7.2	5.7	17.4	30.3
Purchases, sales and maturities	(64.4)	(83.6)	(24.1)	(172.1)	(24.2)	(17.6)	(44.0)	(85.8)
Transfers (out of) into Level 3 [(2)]	(1.4)	(66.9)	(4.9)	(73.2)	(3.6)	.7	(4.6)	(7.5)
Ending Balance	$ 60.7	$ 54.9	$ 152.7	$ 268.3	$ 128.1	$ 199.0	$ 156.4	$ 483.5
Amount of Level 3 net unrealized capital losses included in net income	$ -	$ -	$ (.9)	$ (.9)	$ -	$ (.1)	$ (.7)	$ (.8)

(1) Reflects realized and unrealized capital gains and losses on investments supporting our experience-rated and discontinued products, which do not impact our operating results. Refer to Note 20 beginning on page 97 for additional information.

(2) At January 1, 2010, we changed our practice for reporting transfers into (out of) Level 3. Effective January 1, 2010, we use the fair value of these assets at the end of the reporting period for all financial asset transfers. Prior to January 1, 2010, for financial assets that were transferred into (out of) Level 3, we used the fair value of the assets at the end (beginning) of the reporting period.

The changes in the balances of Level 3 financial assets during 2008 were as follows:

	2008		
(Millions)	Debt Securities	Equity Securities	Total
Beginning balance	$ 642.5	$ 38.8	$ 681.3
Net realized and unrealized capital gains (losses):			
Included in earnings	(51.9)	-	(51.9)
Included in other comprehensive income	(30.2)	(1.0)	(31.2)
Other [1]	(29.4)	10.4	(19.0)
Purchases, sales and maturities	(48.5)	(34.6)	(83.1)
Transfers into (out of) Level 3	(26.8)	15.7	(11.1)
Ending Balance	$ 455.7	$ 29.3	$ 485.0
Amount of Level 3 net unrealized capital losses included in net income	$ (53.8)	$ -	$ (53.8)

(1) Reflects realized and unrealized capital gains and losses on investments supporting our experience-rated and discontinued products, which do not impact our operating results. Refer to Note 20 beginning on page 97 for additional information.

Transfers into Level 3 during 2010, 2009 and 2008 were not significant. Additionally, during 2010, certain investments previously classified as Level 3 were reclassified to Level 2 because we were able to obtain observable market data.

Financial Instruments Not Measured at Fair Value in our Balance Sheets

The following is a description of the valuation methodologies used for estimating the fair value of our financial assets and liabilities that are measured at adjusted cost or contract value.

Mortgage loans - Fair values are estimated by discounting expected mortgage loan cash flows at market rates that reflect the rates at which similar loans would be made to similar borrowers. These rates reflect our assessment of the credit quality and the remaining duration of the loans. The fair value estimates of mortgage loans of lower credit quality, including problem and restructured loans, are based on the estimated fair value of the underlying collateral.

Investment contract liabilities:

- *With a fixed maturity*: Fair value is estimated by discounting cash flows at interest rates currently being offered by, or available to, us for similar contracts.

- *Without a fixed maturity*: Fair value is estimated as the amount payable to the contract holder upon demand. However, we have the right under such contracts to delay payment of withdrawals that may ultimately result in paying an amount different than that determined to be payable on demand.

Long-term debt: Fair values are based on quoted market prices for the same or similar issued debt or, if no quoted market prices are available, on the current rates estimated to be available to us for debt of similar terms and remaining maturities.

The carrying value and estimated fair value of certain of our financial instruments at December 31, 2010 and 2009 were as follows:

(Millions)	2010		2009	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Assets:				
Mortgage loans	**$ 1,509.8**	**$ 1,526.1**	$ 1,594.0	$ 1,506.5
Liabilities:				
Investment contract liabilities:				
With a fixed maturity	**41.7**	**42.7**	32.4	33.5
Without a fixed maturity	**511.5**	**510.9**	530.6	503.7
Long-term debt	**4,382.5**	**4,728.9**	3,639.5	3,865.9

Separate Accounts Measured at Fair Value in our Balance Sheets

Separate Account assets in our Large Case Pensions business represent funds maintained to meet specific objectives of contract holders. Since contract holders bear the investment risk of these assets, a corresponding Separate Account liability has been established equal to the assets. These assets and liabilities are carried at fair value. Net investment income and capital gains and losses accrue directly to such contract holders. The assets of each account are legally segregated and are not subject to claims arising from our other businesses. Deposits, withdrawals, net investment income and realized and unrealized capital gains and losses on Separate Account assets are not reflected in our statements of income, shareholders' equity or cash flows.

Separate Account assets include debt and equity securities and derivative instruments. The valuation methodologies used for these assets are similar to the methodologies described beginning on page 74. Separate Account assets also include investments in common/collective trusts and real estate that are carried at fair value. The following are descriptions of the valuation methodologies used to price these investments, including the general classification pursuant to the valuation hierarchy.

Common/Collective Trusts – Common trusts invest in other collective investment funds otherwise known as the underlying funds. The Separate Accounts' interests in the common trust funds are based on the fair values of the investments of the underlying funds and therefore are classified as Level 2. The underlying assets primarily consist of foreign equity securities. Investments in common trust funds are valued at their respective net asset value per share/unit on the valuation date.

Real Estate – The values of the underlying real estate investments are estimated using generally-accepted valuation techniques and give consideration to the investment structure. An appraisal of the underlying real estate for each of these investments is performed annually. In the quarters in which an investment is not appraised or its valuation is not updated, fair value is based on available market information. The valuation of a real estate investment is adjusted only if there has been a significant change in economic circumstances related to the investment since acquisition or the most recent independent valuation and upon the appraiser's review and concurrence with the valuation. Further, these valuations have been prepared giving consideration to the income, cost and sales comparison approaches of estimating property value. These valuations do not necessarily represent the prices at which the real estate investments would sell, since market prices of real estate investments can only be determined by negotiation between a willing buyer and seller. Therefore, these investment values are classified as Level 3.

Separate Account financial assets at December 31, 2010 and 2009 were as follows:

(Millions)	2010				2009			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Debt securities	**$ 1,059.7**	**$ 2,524.9**	**$ 56.0**	**$ 3,640.6**	$ 752.3	$ 2,508.0	$ 97.3	$ 3,357.6
Equity securities	**1,231.9**	**-**	**-**	**1,231.9**	1,215.1	.9	-	1,216.0
Derivatives	**-**	**.2**	**-**	**.2**	-	1.2	-	1.2
Common/collective trusts	**-**	**-**	**-**	**-**	-	1,152.6	-	1,152.6
Real estate	**-**	**-**	**-**	**-**	-	-	71.4	71.4
Total [(1)]	**$ 2,291.6**	**$ 2,525.1**	**$ 56.0**	**$ 4,872.7**	$ 1,967.4	$ 3,662.7	$ 168.7	$ 5,798.8

(1) Excludes $422.6 million and $484.3 million of cash and cash equivalents and other receivables at December 31, 2010 and 2009, respectively.

The changes in the balances of Level 3 Separate Account financial assets during 2010, 2009 and 2008 were as follows:

(Millions)		Debt Securities		Real Estate			Total
Balance at December 31, 2007	$	291.2	$	12,541.8		$	12,833.0
Total losses accrued to contract holders		(16.4)		(45.6)			(62.0)
Purchases, sales and maturities		105.2		(88.7)			16.5
Transfers out of Level 3 [1]		(14.9)		-			(14.9)
Transfers of Separate Account assets		-		(12,320.8)	[2]		(12,320.8)
Balance at December 31, 2008	$	365.1	$	86.7		$	451.8
Total losses accrued to contract holders		(116.7)		(15.2)			(131.9)
Purchases, sales and maturities		(114.8)		(.1)			(114.9)
Transfers out of Level 3 [1]		(36.3)		-			(36.3)
Balance at December 31, 2009	**$**	**97.3**	**$**	**71.4**		**$**	**168.7**
Total (losses) gains accrued to contract holders		**(60.4)**		**5.2**			**(55.2)**
Purchases, sales and maturities		**19.8**		**.2**			**20.0**
Transfers out of Level 3 [1]		**(.7)**		**(76.8)**	[2]		**(77.5)**
Balance at December 31, 2010	**$**	**56.0**	**$**	**-**		**$**	**56.0**

(1) At January 1, 2010, we changed our practice for reporting transfers into (out of) Level 3. Effective January 1, 2010, we use the fair value of these assets at the end of the reporting period for all financial asset transfers. Prior to January 1, 2010, for financial assets that were transferred into (out of) Level 3, we used the fair value of the assets at the end (beginning) of the reporting period.

(2) In 1996, we entered into a contract with UBS Realty Investors, LLC (formerly known as Allegis Realty Investors, LLC) under which mortgage loan and real estate Separate Account assets and corresponding liabilities transitioned out of our business.

11. Pension and Other Postretirement Plans

Defined Benefit Retirement Plans

We sponsor various defined benefit plans, including two pension plans, and other postretirement benefit plans ("OPEB") that provide certain health care and life insurance benefits for retired employees, including those of our former parent company.

On August 31, 2010, we announced that pension eligible employees will no longer earn future pension service credits in our tax-qualified defined benefit pension plan (the "Aetna Pension Plan") effective December 31, 2010. The Aetna Pension Plan will continue to operate and account balances will continue to earn annual interest credits. As a result of this action, we re-measured our pension assets and obligations as of August 31, 2010.

During 2010, we also made a $505 million voluntary cash contribution to the Aetna Pension Plan. In each of 2009 and 2008 we made a $45 million voluntary cash contribution.

We also sponsor a non-qualified supplemental pension plan that, prior to January 1, 2007, had been used to provide benefits for wages above the Internal Revenue Code wage limits applicable to tax qualified pension plans (such as the Aetna Pension Plan). Effective January 1, 2007, no new benefits accrue under the non-qualified supplemental pension plan, but interest will continue to be credited on outstanding supplemental cash balance accounts; and the plan may continue to be used to credit special pension arrangements.

In addition, we currently provide certain medical and life insurance benefits for retired employees, including those of our former parent company. We provide subsidized health care benefits to certain eligible employees who terminated employment prior to December 31, 2006. There is a cap on our portion of the cost of providing medical and dental benefits to our retirees. All current and future retirees and employees who terminate employment at age 45 or later with at least five years of service are eligible to participate in our group health plans at their own cost.

The information set forth in the following tables is based upon current actuarial reports using the December 31 measurement date for our pension and OPEB plans; however, certain components of the net periodic cost for the Aetna Pension Plan in 2010 also include adjustments from the re-measurement that occurred as of August 31, 2010.

The following table shows the changes in the benefit obligations during 2010 and 2009 for our pension and OPEB plans.

(Millions)	Pension Plans 2010	Pension Plans 2009	OPEB Plans 2010	OPEB Plans 2009
Benefit obligation, beginning of year	**$ 5,346.1**	$ 4,742.8	**$ 330.5**	$ 329.6
Service cost	**65.7**	48.3	**.2**	.2
Interest cost	**299.5**	316.5	**17.9**	21.7
Actuarial loss	**394.3**	528.6	**10.8**	12.7
Benefits paid	**(284.4)**	(290.1)	**(26.1)**	(33.7)
Benefit obligation, end of year	**$ 5,821.2**	$ 5,346.1	**$ 333.3**	$ 330.5

The Aetna Pension Plan comprises approximately 96% of the pension plans' total benefit obligation at December 31, 2010. The discount rates used to determine the benefit obligation of our pension and OPEB plans were calculated using a yield curve as of our annual measurement date. The yield curve consisted of a series of individual discount rates, with each discount rate corresponding to a single point in time, based on high-quality bonds. Projected benefit payments are discounted to the measurement date using the corresponding rate from the yield curve. The weighted average discount rate for our pension plans was 5.50% and 5.89% for 2010 and 2009, respectively. The discount rate for our OPEB plans was 5.20% and 5.64% for 2010 and 2009, respectively. The discount rates differ for our pension and OPEB plans due to the duration of the projected benefit payments for each plan.

The following table reconciles the beginning and ending balances of the fair value of plan assets during 2010 and 2009 for the pension and OPEB plans:

(Millions)	Pension Plans 2010	Pension Plans 2009	OPEB Plans 2010	OPEB Plans 2009
Fair value of plan assets, beginning of year	**$ 4,394.9**	$ 3,877.2	**$ 67.9**	$ 67.3
Actual return on plan assets	**604.7**	736.2	**2.0**	4.6
Employer contributions	**528.6**	71.6	**22.8**	29.7
Benefits paid	**(284.4)**	(290.1)	**(26.1)**	(33.7)
Fair value of plan assets, end of year	**$ 5,243.8**	$ 4,394.9	**$ 66.6**	$ 67.9

The difference between the fair value of plan assets and the plan's benefit obligation is referred to as the plan's funded status. This funded status is an accounting-based calculation and is not indicative of our mandatory funding requirements, which are described on page 81. The funded status of our pension and OPEB plans at the measurement date for 2010 and 2009 were as follows:

(Millions)	Pension Plans 2010	Pension Plans 2009	OPEB Plans 2010	OPEB Plans 2009
Benefit obligation	**$ (5,821.2)**	$ (5,346.1)	**$ (333.3)**	$ (330.5)
Fair value of plan assets	**5,243.8**	4,394.9	**66.6**	67.9
Funded status	**$ (577.4)**	$ (951.2)	**$ (266.7)**	$ (262.6)

A reconciliation of the funded status at the measurement date of our pension and OPEB plans to the net amounts recognized as assets or liabilities on our balance sheets at December 31, 2010 and 2009 were as follows:

(Millions)	Pension Plans 2010	Pension Plans 2009	OPEB Plans 2010	OPEB Plans 2009
Funded status	**$ (577.4)**	$ (951.2)	**$ (266.7)**	$ (262.6)
Unrecognized prior service credit	**(2.8)**	(16.3)	**(40.8)**	(44.4)
Unrecognized net actuarial losses	**2,380.3**	2,404.2	**101.7**	93.9
Amount recognized in accumulated other comprehensive loss	**(2,377.5)**	(2,387.9)	**(60.9)**	(49.5)
Net amount of liabilities recognized at December 31	**$ (577.4)**	$ (951.2)	**$ (266.7)**	$ (262.6)

The liabilities recognized on our balance sheets at December 31, 2010 and 2009 for our pension and OPEB plans were comprised of the following:

(Millions)	Pension Plans		OPEB Plans	
	2010	2009	2010	2009
Accrued benefit liabilities reflected in other current liabilities	$ **(84.6)**	$ (71.5)	$ **(26.9)**	$ (28.7)
Accrued benefit liabilities reflected in other long-term liabilities	**(492.8)**	(879.7)	**(239.8)**	(233.9)
Net amount of liabilities recognized at December 31	$ **(577.4)**	$ (951.2)	$ **(266.7)**	$ (262.6)

At December 31, 2010, we had approximately $2.4 billion and $102 million of net actuarial losses for our pension and OPEB plans, respectively, and approximately $3 million and $41 million of prior service credits for our pension and OPEB plans, respectively, that have not been recognized as components of net periodic benefit costs. We expect to recognize approximately $58 million and $5 million in amortization of net actuarial losses for our pension and OPEB plans, respectively, and approximately $4 million in amortization of prior service credits for our OPEB plans in 2011. Our amortization of prior service credits for our pension plans in 2011 is not expected to be material.

Components of the net periodic benefit cost (income) in 2010, 2009 and 2008 for our pension and OPEB plans were as follows:

(Millions)	Pension Plans			OPEB Plans		
	2010	2009	2008	2010	2009	2008
Operating component						
Service cost	$ **65.7**	$ 48.3	$ 45.3	**.2**	$ .2	$ .3
Amortization of prior service cost	**(1.6)**	(2.2)	(2.1)	**(3.6)**	(3.7)	(3.7)
Curtailment gain	**(11.9)**	-	-	**-**	-	-
Total operating component [1]	**52.2**	46.1	43.2	**(3.4)**	(3.5)	(3.4)
Financing component:						
Interest cost	**299.5**	316.5	312.2	**17.9**	21.7	20.0
Expected return on plan assets	**(350.9)**	(319.0)	(484.5)	**(3.7)**	(3.6)	(3.8)
Recognized net actuarial losses	**163.3**	215.8	6.3	**4.6**	3.4	2.6
Total financing component [1]	**111.9**	213.3	(166.0)	**18.8**	21.5	18.8
Net periodic benefit cost (income)	$ **164.1**	$ 259.4	$ (122.8)	$ **15.4**	$ 18.0	$ 15.4

(1) The operating component of this expense is allocated to our business segments, and the financing component is allocated to our Corporate Financing segment. Our Corporate Financing segment is not a business segment but is added back to our business segments to reconcile to our consolidated results. Refer to Note 19 on page 95 for additional information on our business segments.

The decrease in pension cost between 2010 and 2009 was caused by the freezing of the Aetna Pension Plan in 2010, our voluntary contribution of $505 million to the Aetna Pension Plan in 2010, and the higher fair value of our pension assets at December 31, 2010. During the remeasurement of our pension obligation associated with the freezing of the Aetna Pension Plan, we revised the amortization period for actuarial losses from 9 to 31 years. The increase in pension benefit cost from 2008 to 2009 is primarily attributable to the approximately $1.9 billion decline in the plan assets' fair value during 2008.

The weighted average assumptions used to determine net periodic benefit cost (income) in 2010, 2009 and 2008 for the pension and OPEB plans were as follows:

	Pension Plans			OPEB Plans		
	2010	2009	2008	2010	2009	2008
Discount rate	**5.67%**	6.89%	6.57%	**5.64%**	6.92%	6.35%
Expected long-term return on plan assets	**8.00**	8.50	8.50	**5.50**	5.50	5.50
Rate of increase in future compensation levels	**4.51**	4.51	4.51	**-**	-	-

We assume different health care cost trend rates for medical costs and prescription drug costs in estimating the expected costs of our OPEB plans. The assumed medical cost trend rate for 2011 is 8%, decreasing gradually to 5% by 2014. The assumed prescription drug cost trend rate for 2011 is 13%, decreasing gradually to 5% by 2019. These assumptions reflect our historical as well as expected future trends for retirees. In addition, the trend assumptions reflect factors specific to our retiree medical plan, such as plan design, cost-sharing provisions, benefits covered and the presence of subsidy caps.

Our current funding strategy is to fund an amount at least equal to the minimum funding requirement as determined under applicable regulatory requirements with consideration of factors such as the maximum tax deductibility of such amounts. We may elect to voluntarily contribute amounts to the Aetna Pension Plan. We do not have any mandatory contribution requirements for 2011; however, we expect to make a voluntary contribution of approximately $60 million to the Aetna Pension Plan in 2011. Employer contributions related to the supplemental pension and OPEB plans represent payments to retirees for current benefits. We have no plans to return any pension or OPEB plan assets to the Company in 2011.

Expected benefit payments, which reflect future employee service, as appropriate, of the pension and OPEB plans to be paid for each of the next five years and in the aggregate for the next five years thereafter at December 31, 2010 were as follows:

(Millions)	Pension Plans	OPEB Plans
2011	$ 328.2	$ 26.9
2012	335.4	26.2
2013	343.2	25.7
2014	351.4	25.5
2015	359.5	25.3
2016-2020	1,870.1	117.9

Assets of the Aetna Pension Plan

The assets of the Aetna Pension Plan ("Pension Assets") include debt and equity securities, common/collective trusts and real estate investments. The valuation methodologies used to price these assets are similar to the methodologies described beginning on pages 74 and 77, respectively. Pension assets also include investments in other assets that are carried at fair value. The following is a description of the valuation methodology used to price these additional investments, including the general classification pursuant to the valuation hierarchy.

Other Assets – Other assets consist of derivatives and private equity and hedge fund limited partnerships. Derivatives are either valued with models that primarily use market observable inputs and therefore are classified as Level 2 because they are traded in markets where quoted market prices are not readily available or are classified as Level 1 because they are traded in markets where quoted market prices are readily available. The fair value of private equity and hedge fund limited partnerships are estimated based on the net asset value of the investment fund provided by the general partner or manager of the investments, the financial statements of which generally are audited. Management considers observable market data, valuation procedures in place, contributions and withdrawal restrictions collectively in validating the appropriateness of using the net asset value as a fair value measurement. Therefore, these investments are classified as Level 3.

Pension Assets with changes in fair value measured on a recurring basis, asset allocation and the target asset allocation presented as a percentage of the total plan assets at December 31, 2010 were as follows:

(Millions)	Level 1	Level 2	Level 3	Total	Actual Allocation	Target Allocation
Debt securities:						28-38%
U.S. government securities	$ 232.7	$ 30.0	$ -	$ 262.7	5.2%	
States, municipalities and political subdivisions	-	70.8	-	70.8	1.4%	
U.S. corporate securities	-	673.3	-	673.3	13.2%	
Foreign securities	-	76.1	-	76.1	1.5%	
Residential mortgage-backed securities	-	296.0	.7	296.7	5.8%	
Commercial mortgage-backed securities	-	37.5	-	37.5	.7%	
Other asset-backed securities	-	36.1	-	36.1	.7%	
Redeemable preferred securities	-	2.2	-	2.2	-	
Total debt securities	232.7	1,222.0	.7	1,455.4	28.5%	
Equity securities and common/collective trusts:						48-58%
U.S. Domestic	1,281.1	1.8	-	1,282.9	25.1%	
International	871.5	-	-	871.5	17.1%	
Common/collective trusts	-	866.3	-	866.3	17.0%	
Domestic real estate	31.8	-	-	31.8	.6%	
Total equity securities and common/collective trusts	2,184.4	868.1	-	3,052.5	59.8%	
Other investments:						10-18%
Real estate	-	-	395.3	395.3	7.7%	
Other assets	-	.3	203.6	203.9	4.0%	
Total pension investments [1]	$ 2,417.1	$ 2,090.4	$ 599.6	$ 5,107.1	100.0%	

(1) Excludes $136.7 million of cash and cash equivalents and other receivables.

Pension Assets with changes in fair value measured on a recurring basis, asset allocation and the target asset allocation presented as a percentage of the total plan assets at December 31, 2009 were as follows:

(Millions)	Level 1	Level 2	Level 3	Total	Actual Allocation	Target Allocation
Debt securities:						20-30%
U.S. government securities	$ 100.6	$ 6.7	$ -	$ 107.3	2.5%	
States, municipalities and political subdivisions	-	26.3	-	26.3	.6%	
U.S. corporate securities	-	656.6	-	656.6	15.3%	
Foreign securities	-	72.7	-	72.7	1.7%	
Residential mortgage-backed securities	-	266.1	-	266.1	6.2%	
Commercial mortgage-backed securities	-	15.7	-	15.7	.4%	
Other asset-backed securities	-	37.8	-	37.8	.9%	
Redeemable preferred securities	-	2.6	-	2.6	.1%	
Total debt securities	100.6	1,084.5	-	1,185.1	27.7%	
Equity securities and common/collective trusts:						50-60%
U.S. Domestic	1,141.1	-	-	1,141.1	26.7%	
International	814.3	-	-	814.3	19.1%	
Common/collective trusts	-	593.9	-	593.9	13.9%	
Domestic real estate	2.2	-	-	2.2	0.0%	
Total equity securities and common/collective trusts	1,957.6	593.9	-	2,551.5	59.7%	
Other investments:						10-20%
Real estate	-	-	353.0	353.0	8.3%	
Other assets	29.7	1.2	151.4	182.3	4.3%	
Total pension investments (1)	$ 2,087.9	$ 1,679.6	$ 504.4	$ 4,271.9	100.0%	

(1) Excludes $123.0 million of cash and cash equivalents and other receivables.

The changes in the balances of Level 3 Pension Assets during 2010 and 2009 were as follows:

	2010			2009		
	Real Estate	**Other**	**Total**	**Real Estate**	**Other**	**Total**
Beginning balance	**$ 353.0**	**$ 151.4**	**$ 504.4**	$ 425.0	$ 138.7	$ 563.7
Actual return on plan assets	**54.0**	**12.4**	**66.4**	(92.8)	9.4	(83.4)
Purchases, sales and settlements	**(11.7)**	**40.5**	**28.8**	20.8	4.5	25.3
Transfers out of Level 3 (1)	**-**	**-**	**-**	-	(1.2)	(1.2)
Ending balance	**$ 395.3**	**$ 204.3**	**$ 599.6**	$ 353.0	$ 151.4	$ 504.4

(1) At January 1, 2010, we changed our practice for reporting transfers into (out of) Level 3. Effective January 1, 2010, we use the fair value of these assets at the end of the reporting period for all financial asset transfers. Prior to January 1, 2010, for financial assets that were transferred into (out of) Level 3, we used the fair value of the assets at the end (beginning) of the reporting period.

The actual and target asset allocation of the OPEB plans used at December 31, 2010 and 2009 presented as a percentage of total plan assets, were as follows:

(Millions)	2010	Target Allocation	2009	Target Allocation
Equity securities	**8%**	**5-15%**	8%	5-15%
Debt securities	**90%**	**80-90%**	87%	80-90%
Real estate/other	**2%**	**0-10%**	5%	0-10%

The Aetna Pension Plan invests in a diversified mix of assets intended to maximize long-term returns while recognizing the need for adequate liquidity to meet ongoing benefit and administrative obligations. The risk of unexpected investment and actuarial outcomes is regularly evaluated. This evaluation is performed through forecasting and assessing ranges of investment outcomes over short- and long-term horizons, and by assessing the Aetna Pension Plan's liability characteristics, our financial condition and our future potential obligations from both the pension and general corporate perspectives. Complementary investment styles and techniques are utilized by multiple professional investment firms to further improve portfolio and operational risk characteristics. Public and private equity investments are used primarily to increase overall plan returns. Real estate investments are viewed favorably for their diversification benefits and above-average dividend generation. Fixed income investments provide diversification benefits and liability hedging attributes that are desirable, especially in falling interest rate environments.

Asset allocations and investment performance are formally reviewed quarterly by the plan's Benefit Finance Committee. Forecasting of asset and liability growth is performed at least annually. More thorough analyses of assets and liabilities are also performed periodically.

We have several benefit plans for retired employees currently supported by the OPEB plan assets. OPEB plan assets are directly and indirectly invested in a diversified mix of traditional asset classes, primarily high-quality fixed income securities.

Our expected return on plan assets assumption is based on many factors, including forecasted capital market real returns over a long-term horizon, forecasted inflation rates, historical compounded asset returns and patterns and correlations on those returns. Expectations for modest increases in interest rates, normal inflation trends and average capital market real returns led us to an expected return on the Pension Assets assumption of 8.25% for January 1, 2010 through August 31, 2010, and 7.5% for September 1, 2010 through December 31, 2010 and 8.5% for 2009 and an expected return on OPEB plan assets assumption of 5.5% for both 2010 and 2009. We regularly review actual asset allocations and periodically rebalance our investments to the mid-point of our targeted allocation ranges when we consider it appropriate. At December 31, 2010, our actual asset allocations were consistent with our asset allocation assumptions. Investment returns can be volatile. Although our return on plan assets is a long-term assumption, shorter-term volatility in our annual pension costs can occur if investment returns differ from the assumed rate. For example, a one-percent deviation from the long-term 7.5% return assumption that we will use for 2011 would impact our annual pension expense by approximately $4 million after tax and would have a negligible effect on our annual OPEB expense.

401(k) Plan

Our employees are eligible to participate in a defined contribution retirement savings plan under which designated contributions may be invested in our common stock or certain other investments. Beginning October 2010, we increased our 401(k) contribution to provide for a match of 100% of up to 6% of the eligible pay contributed by the employee. From January 1, 2010 to October 1, 2010, we matched 50% of up to 3% of the eligible pay contributed by the employee. Prior to January 1, 2010, we matched 50% of up to 6% of the eligible pay contributed by the employee. During 2010, 2009 and 2008, we made $53 million, $49 million and $47 million, respectively, in matching contributions. The matching contributions are made in cash and invested according to each participant's investment elections. The plan trustee held approximately 9 million shares of our common stock for plan participants at December 31, 2010. At December 31, 2010, approximately 34 million shares of our common stock were reserved for issuance under our 401(k) plan.

12. Stock-based Employee Incentive Plans

Our stock-based employee compensation plans (collectively, the "Plans") provide for awards of stock options, SARs, restricted stock units ("RSUs"), market stock units ("MSUs"), performance stock units ("PSUs"), deferred contingent common stock and the ability for employees to purchase common stock at a discount. At December 31, 2010, approximately 51 million common shares were available for issuance under the Plans. Executive, middle management and non-management employees may be granted stock options, SARs, RSUs, MSUs and PSUs, each of which are described below:

> **Stock Options and SARs** - We have not granted stock options since 2005, but some remain outstanding. Stock options were granted to purchase our common stock at or above the market price on the date of grant. SARs granted will be settled in stock, net of taxes, based on the appreciation of our stock price on the exercise date over the market price on the date of grant. SARs and stock options generally become 100% vested three years after the grant is made, with one-third vesting each year. Vested SARs and stock options may be exercised at any time during the ten years after grant, except in certain circumstances, generally related to employment termination or retirement. At the end of the ten-year period, any unexercised SARs and stock options expire.

RSUs - For each RSU granted, employees receive one share of common stock, net of taxes, at the end of the vesting period. For RSUs granted prior to 2010, the RSUs will generally become 100% vested three years after the grant is made, with one-third vesting each year. Beginning in 2010, the RSUs generally will become 100% vested approximately three years from the grant date, with one-third vesting each December.

MSUs - The number of vested MSUs (which could range from zero to 150% of the original number of units granted) is dependent on the weighted average closing price of our common stock for the thirty trading days prior to the vesting date. The MSUs have a two-year vesting period.

PSUs - The number of vested PSUs (which could range from zero to 200% of the original number of units granted) is dependent upon the degree to which we achieve performance goals as determined by Aetna's Board of Directors' (our "Board") Committee on Compensation and Organization (the "Compensation Committee"). The value of each vested PSU is equal to one share of common stock, net of taxes. The PSUs have a two-year vesting period. The PSUs granted in 2008 and 2009 did not vest as the underlying performance metric was not achieved by December 31, 2009 and 2010, respectively. The performance period for the 2010 PSU grants ended on December 31, 2010. The PSU grants in 2010 will vest at 200% of the original number of units granted, as the Compensation Committee has determined that the underlying performance goal has been met at the maximum level.

We estimate the fair value of SARs using a modified Black-Scholes option pricing model. We did not grant a material amount of SARs in 2010. SARs granted in 2009 and 2008 had a weighted average per share fair value of $11.37 and $14.71, respectively, using the assumptions noted in the following table:

	2009	**2008**
Dividend yield	.1%	.1%
Expected volatility	39.8%	31.7%
Risk-free interest rate	1.8%	2.5%
Expected term	4.6 years	4.4 years

We use historical data to estimate the period of time that stock options or SARs are expected to be outstanding. Expected volatilities are based on a weighted average of the historical volatility of our stock price and implied volatility from traded options on our stock. The risk-free interest rate for periods within the expected life of the stock option or SAR is based on the benchmark five-year U.S. Treasury rate in effect on the date of grant. The dividend yield assumption is based on our historical dividends declared.

The stock option and SAR transactions during 2010, 2009 and 2008 were as follows:

(Millions, except exercise price and remaining life)	Number of Stock Options and SARs	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
2008				
Outstanding, beginning of year	40.5	$ 24.31	5.3	$ 1,352.6
Granted	4.9	49.34	-	-
Exercised	(2.5)	14.13	-	75.5
Expired or forfeited	(1.0)	38.19	-	-
Outstanding, end of year	41.9	$ 27.50	4.9	$ 347.0
Exercisable, end of year	33.4	$ 22.48	4.0	$ 345.9
2009				
Outstanding, beginning of year	41.9	$ 27.50	4.9	$ 347.0
Granted	5.6	32.00	-	-
Exercised	(2.5)	10.01	-	46.9
Expired or forfeited	(.9)	36.34	-	-
Outstanding, end of year	44.1	$ 28.88	4.7	$ 356.6
Exercisable, end of year	34.6	$ 26.16	3.7	$ 355.0
2010				
Outstanding, beginning of year	**44.1**	**$ 28.88**	**4.7**	**$ 356.6**
Granted	- [(1)]	**29.20**	-	-
Exercised	**(5.0)**	**10.65**	-	**102.4**
Expired or forfeited	**(1.3)**	**37.32**	-	-
Outstanding, end of year	**37.8**	**$ 31.01**	**4.1**	**$ 232.9**
Exercisable, end of year	**33.3**	**$ 30.22**	**3.6**	**$ 232.1**

(1) Rounds to zero.

The following is a summary of information regarding stock options and SARs outstanding and exercisable at December 31, 2010 (number of stock options and SARs and aggregate intrinsic values in millions):

	Outstanding				Exercisable		
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Aggregate Intrinsic Value	Number Exercisable	Weighted Average Exercise Price	Aggregate Intrinsic Value
$0.00-$10.00	**2.6**	**.9**	**$ 8.42**	**$ 57.1**	**2.6**	**$ 8.42**	**$ 57.1**
10.00-20.00	**11.0**	**2.1**	**14.75**	**173.7**	**11.0**	**14.75**	**173.6**
20.00-30.00	**.3**	**7.2**	**23.95**	**2.1**	**.2**	**23.88**	**1.4**
30.00-40.00	**10.8**	**5.4**	**32.92**	-	**7.7**	**33.25**	-
40.00-50.00	**4.8**	**5.6**	**43.22**	-	**4.8**	**43.22**	-
50.00-60.00	**8.3**	**5.0**	**50.46**	-	**7.0**	**50.42**	-
$0.00-$60.00	**37.8**	**4.1**	**$ 31.01**	**$ 232.9**	**33.3**	**$ 30.22**	**$ 232.1**

The fair value of RSUs and PSUs are based on the market price of our common stock on the date of grant. Beginning in 2010, we granted MSUs to certain employees. We estimate the fair value of MSUs using a Monte Carlo simulation. MSUs granted in 2010 had a weighted average per share fair value of $33.85, using the assumptions noted in the following table:

	2010
Dividend yield	**.1%**
Historical volatility	**58.7%**
Risk-free interest rate	**.9%**
Initial price	**$29.20**

The annualized volatility of the price of our common stock over the two-year period preceding the grant date was used. The risk-free interest rate for periods within the expected life of the MSUs are based on a two-year U.S. Treasury rate in effect on the date of grant. The dividend yield assumption is based on our historical dividends declared.

RSU, MSU and PSU transactions in 2010, 2009 and 2008 were as follows (number of units in millions):

	2010		2009		2008	
	RSUs, MSUs and PSUs	**Weighted Average Grant Date Fair Value**	**RSUs and PSUs**	**Weighted Average Grant Date Fair Value**	**RSUs and PSUs**	**Weighted Average Grant Date Fair Value**
RSUs, MSUs and PSUs at beginning of year [1]	**3.1**	**$ 34.60**	2.4	$ 42.98	1.4	$ 46.15
Granted	**3.8**	**29.22**	1.8	30.27	1.5	39.81
Vested	**(1.3)**	**34.22**	(1.1)	45.11	(.4)	44.78
Forfeited	**(.6)**	**34.78**	- [2]	38.56	(.1)	45.74
RSUs, MSUs and PSUs at end of year	**5.0**	**$ 31.16**	3.1	$ 34.60	2.4	$ 42.98

(1) There were no MSU transactions prior to February 2010 and no PSU transactions prior to February 2008.
(2) Rounds to zero.

During 2010, 2009 and 2008, the following activity occurred under the Plans:

(Millions)	2010	2009	2008
Cash received from stock option exercises	**$ 43.2**	$ 14.9	$ 29.7
Intrinsic value of options/SARs exercised and stock units vested	**140.3**	80.9	98.2
Tax benefits realized for the tax deductions from stock options and SARs exercised and stock units vested	**49.1**	27.6	32.5
Fair value of stock options, SARs and stock units vested	**105.7**	98.7	86.5

We settle our stock options, SARs and stock units with newly-issued common stock and generally utilize the proceeds from stock options to repurchase our common stock in the open market in the same period.

In 2010, 2009 and 2008 we recorded share-based compensation expense of $110 million, $91 million and $96 million, respectively, in general and administrative expenses. We also recorded related tax benefits of $30 million, $32 million and $34 million in 2010, 2009 and 2008, respectively. At December 31, 2010, $110 million of total unrecognized compensation costs related to stock options, SARs and stock units is expected to be recognized over a weighted-average period of 1.3 years.

13. Income Taxes

The components of our income tax provision in 2010, 2009 and 2008 were as follows:

(Millions)	2010	2009	2008
Current taxes:			
Federal	**$ 555.9**	$ 657.4	$ 744.6
State	**22.8**	61.2	25.5
Total current taxes	**578.7**	718.6	770.1
Deferred taxes (benefits):			
Federal	**288.3**	(81.1)	19.4
State	**10.4**	(12.8)	.6
Total deferred income taxes	**298.7**	(93.9)	20.0
Total income taxes	**$ 877.4**	$ 624.7	$ 790.1

Income taxes were different from the amount computed by applying the statutory federal income tax rate to income before income taxes as follows:

(Millions)	2010	2009	2008
Income before income taxes	$ **2,644.2**	$ 1,901.2	$ 2,174.2
Tax rate	**35%**	35%	35%
Application of the tax rate	**925.5**	665.4	761.0
Tax effect of:			
Valuation allowance	**(36.6)**	(19.4)	56.0
Other, net	**(11.5)**	(21.3)	(26.9)
Income taxes	$ **877.4**	$ 624.7	$ 790.1

The significant components of our net deferred tax assets at December 31, 2010 and 2009 were as follows:

(Millions)	2010	2009
Deferred tax assets:		
Reserve for anticipated future losses on discontinued products	$ **201.0**	$ 194.4
Employee and postretirement benefits	**488.8**	626.1
Investments, net	**133.8**	268.5
Deferred policy acquisition costs	**41.9**	51.4
Insurance reserves	**107.2**	172.2
Net operating losses	**33.2**	35.6
Other	**90.3**	115.8
Gross deferred tax assets	**1,096.2**	1,464.0
Less: Valuation allowance	**33.0**	71.8
Deferred tax assets, net of valuation allowance	**1,063.2**	1,392.2
Deferred tax liabilities:		
Unrealized gains on investment securities	**227.7**	194.9
Goodwill and other acquired intangible assets	**267.0**	256.8
Cumulative depreciation and amortization	**211.6**	223.7
Total gross deferred tax liabilities	**706.3**	675.4
Net deferred tax assets [1]	$ **356.9**	$ 716.8

(1) Includes $327.0 million and $439.5 million classified as current assets at December 31, 2010 and 2009, respectively, and $29.9 million and $277.3 million classified as long-term assets at December 31, 2010 and 2009, respectively.

Valuation allowances are provided when we estimate that it is more likely than not that deferred tax assets will not be realized. A valuation allowance has been established on certain federal and state net operating losses. We base our estimates of the future realization of deferred tax assets on historic and anticipated taxable income. However, the amount of the deferred tax asset considered realizable could be adjusted in the future if we revise our estimates of anticipated taxable income.

We participate in the Compliance Assurance Process (the "CAP") with the IRS. Under the CAP, the IRS undertakes audit procedures during the tax year and as the return is prepared for filing. The IRS has concluded its CAP audit of our 2009 tax return as well as all the prior years. We expect the IRS will conclude its CAP audit of our 2010 tax return in 2011.

We are also subject to audits by state taxing authorities for tax years from 2000 through 2009. We believe we carry appropriate reserves for any exposure to state tax issues.

We paid net income taxes of $674 million, $634 million and $906 million in 2010, 2009 and 2008, respectively.

At December 31, 2010 and 2009, we did not have material uncertain tax positions reflected in our consolidated balance sheet, and we do not believe uncertain tax positions will materially affect our financial position, operating results or our effective tax rates in future periods.

14. Debt

The carrying value of our long-term debt at December 31, 2010 and 2009 was as follows:

(Millions)	2010	2009
Senior notes, 5.75%, due 2011	$ **450.0**	$ 449.9
Senior notes, 7.875%, due 2011	**449.9**	449.5
Senior notes, 6.0%, due 2016	**747.6**	747.1
Senior notes, 6.5%, due 2018	**498.9**	498.8
Senior notes, 3.95%, due 2020	**741.7**	-
Senior notes, 6.625%, due 2036	**798.7**	798.6
Senior notes, 6.75%, due 2037	**695.7**	695.6
Total long-term debt	**4,382.5**	3,639.5
Less current portion of long-term debt [(1)]	**899.9**	-
Total long-term debt, less current portion	$ **3,482.6**	$ 3,639.5

(1) At December 31, 2010, our 7.875% senior notes due March 2011 and our 5.75% senior notes due June 2011 are classified as current in the accompanying consolidated balance sheet at December 31, 2010.

In August 2010, we issued $750 million of 3.95% senior notes due 2020 (the "2010 senior notes") in anticipation of the 2011 scheduled maturity of certain of our senior notes. In connection with this debt issuance, we terminated five forward-starting interest rate swaps (with an aggregate notional value of $500 million) that we held as a hedge against interest rate exposure in anticipation of this issuance. Upon termination of the swaps, we paid $38 million to our counterparties, which was recorded in other comprehensive income and is being amortized as an increase to interest expense over the life of the 2010 senior notes. At December 31, 2009, these interest rate swaps had an aggregate fair value of $42 million, which was reflected in other comprehensive income.

In September 2008, we issued $500 million of 6.5% senior notes due 2018 (the "2008 senior notes") to secure long-term favorable rates. This debt issuance was partially hedged with forward-starting swaps prior to issuance. At the time of the debt issuance, the swaps were terminated and $10 million was recorded in other comprehensive loss and is being amortized as an increase of interest expense over the life of the 2008 senior notes.

At December 31, 2010, we did not have any commercial paper outstanding. At December 31, 2009 we had approximately $481 million of commercial paper outstanding with a weighted average interest rate of .38%.

We paid $243 million, $244 million and $228 million in interest in 2010, 2009 and 2008, respectively.

At December 31, 2010, we had an unsecured $1.5 billion revolving credit agreement (the "Facility") with several financial institutions which terminates in March 2013. The Facility provides for the issuance of up to $200 million of letters of credit at our request, which count as usage of the available commitments under the Facility. Upon our agreement with one or more financial institutions, we may expand the aggregate commitments under the Facility to a maximum of $2.0 billion. Various interest rate options are available under the Facility. Any revolving borrowings mature on the termination date of the Facility. We pay facility fees on the Facility ranging from .045% to .175% per annum, depending upon our long-term senior unsecured debt rating. The facility fee was .06% at December 31, 2010. The Facility contains a financial covenant that requires us to maintain a ratio of total debt to consolidated capitalization as of the end of each fiscal quarter at or below .5 to 1.0. For this purpose, consolidated capitalization equals the sum of total shareholders' equity, excluding any overfunded or underfunded status of our pension and OPEB plans and any net unrealized capital gains and losses, and total debt (as defined in the Facility). We met this requirement at December 31, 2010. There were no amounts outstanding under the Facility at December 31, 2010.

15. Capital Stock

From time to time, our Board authorizes us to repurchase our common stock. The activity under Board authorized share repurchase programs in 2010, 2009 and 2008 was as follows:

		Shares Purchased					
		2010		2009		2008	
(Millions)	Purchase Not to Exceed	Shares	Cost	Shares	Cost	Shares	Cost
Authorization date:							
December 3, 2010	$ 750.0	**.4**	**$ 14.8**	-	$ -	-	$ -
July 30, 2010	1,000.0	**32.9**	**1,000.0**	-	-	-	-
February 27, 2009	750.0	**19.1**	**591.2**	5.3	158.8	-	-
June 27, 2008	750.0	**-**	**-**	23.6	614.2	5.8	135.8
February 29, 2008	750.0	**-**	**-**	-	-	17.4	750.0
September 28, 2007	1,250.0	**-**	**-**	-	-	19.7	901.9
Total repurchases	N/A	**52.4**	**$ 1,606.0**	28.9	$ 773.0	42.9	$ 1,787.7
Repurchase authorization remaining at December 31,		**N/A**	**$ 735.2**	N/A	$ 591.2	N/A	$ 614.2

On February 3, 2011, our Board moved us to a quarterly dividend payment cycle and declared a cash dividend of $0.15 per common share that will be paid on April 29, 2011 to shareholders of record at the close of business on April 14, 2011. Declaration and payment of future dividends is at the discretion of our Board and may be adjusted as business needs or market conditions change. Prior to February 2011, our policy had been to pay an annual dividend. On September 24, 2010, our Board declared an annual cash dividend of $.04 per common share to shareholders of record at the close of business on November 15, 2010. This $16 million dividend was paid on November 30, 2010.

In addition to the common stock disclosed on our balance sheets, 8 million shares of Class A voting preferred stock, $.01 par value per share, have been authorized. At December 31, 2010, there were also 323 million undesignated shares that our Board has the power to divide into such classes and series, with such voting rights, designations, preferences, limitations and special rights as our Board determines.

16. Dividend Restrictions and Statutory Surplus

Our business operations are conducted through subsidiaries that principally consist of HMOs and insurance companies. In addition to general state law restrictions on payments of dividends and other distributions to shareholders applicable to all corporations, HMOs and insurance companies are subject to further regulations that, among other things, may require such companies to maintain certain levels of equity and restrict the amount of dividends and other distributions that may be paid to their parent corporations. The additional regulations applicable to our HMO and insurance company subsidiaries are not expected to affect our ability to service our debt or to pay dividends.

Under regulatory requirements, the amount of dividends that may be paid to Aetna by our insurance and HMO subsidiaries without prior approval by regulatory authorities as calculated at December 31, 2010 is approximately $1.6 billion in the aggregate. There are no such restrictions on distributions from Aetna to its shareholders.

The combined statutory net income for the years ended and combined statutory capital and surplus at December 31, 2010, 2009 and 2008 for our insurance and HMO subsidiaries, were as follows:

(Millions)	2010	2009	2008
Statutory net income	**$ 1,779.7**	$ 1,308.8	$ 1,815.8
Statutory capital and surplus	**6,179.2**	6,777.1	5,665.6

17. Reinsurance

Effective October 1, 1998, we reinsured certain policyholder liabilities and obligations related to individual life insurance (in conjunction with our former parent company's sale of this business). These transactions were in the form of indemnity reinsurance arrangements, whereby the assuming companies contractually assumed certain policyholder liabilities and obligations, although we remain directly obligated to policyholders. The liability related to our obligation is recorded in future policy benefits and policyholders' funds on our balance sheets. Assets related to and supporting these policies were transferred to the assuming companies, and we recorded a reinsurance recoverable.

Effective November 1, 1999, we reinsured certain policyholder liabilities and obligations related to paid-up group whole life insurance. In 2008, we recorded an allowance against our reinsurance recoverable from Lehman Re Ltd. ("Lehman Re") of $42 million pretax in operating expenses. The reinsurance recoverable results from the 1999 transaction as described above. In September 2008, we took possession of assets supporting the reinsurance recoverable, which previously were held as collateral in a trust. In September 2008, Lehman Re commenced proceedings in Bermuda to liquidate itself. We intend to pursue our claims in Lehman Re's liquidation proceedings. We believe our reinsurance recoverables supporting all of these reinsurance obligations are adequate at December 31, 2010.

There is not a material difference between premiums on a written basis versus an earned basis. Reinsurance recoveries were approximately $66 million, $56 million and $63 million in 2010, 2009 and 2008, respectively. Reinsurance recoverables related to these obligations were approximately $1.0 billion at December 31, 2010, 2009 and 2008. At December 31, 2010 reinsurance recoverables with a carrying value of approximately $943 million were associated with three reinsurers.

During 2008 and 2010, we entered into two separate agreements to reinsure certain Health Care and Group Insurance policies. We entered into these contracts to reduce the risk of catastrophic loss which in turn reduces our statutory capital and surplus requirements. These contracts do not qualify for reinsurance accounting under GAAP, and consequently they are accounted for using deposit accounting.

Effective January 2011, we entered into a three-year reinsurance agreement with Vitality Re Limited ("Vitality Re"), an unrelated insurer. The agreement allows us to reduce our required statutory capital and provides $150 million of collateralized excess of loss reinsurance coverage on a portion of Aetna's group Commercial Insured Health Care business.

18. Commitments and Contingent Liabilities

Guarantees

We have the following guarantee arrangements at December 31, 2010.

- ASC Claim Funding Accounts - We have arrangements with certain banks for the processing of claim payments for our ASC customers. The banks maintain accounts to fund claims of our ASC customers. The customer is responsible for funding the amount paid by the bank each day. In these arrangements, we guarantee that the banks will not sustain losses if the responsible ASC customer does not properly fund its account. The aggregate maximum exposure under these arrangements is $250 million. We can limit our exposure to this guarantee by suspending the payment of claims for ASC customers that have not adequately funded the amount paid by the bank.

- Indemnification Agreements - In connection with certain acquisitions and dispositions of assets and/or businesses, our various issuances of long-term debt and our reinsurance relationship with Vitality Re, we have incurred certain customary indemnification obligations to the applicable seller, purchaser, underwriters and/or various other participants. In general, we have agreed to indemnify the other party for certain losses relating to the assets or business that we purchased or sold or for other matters on terms that are customary for similar transactions. Certain portions of our indemnification obligations are capped at the applicable transaction price, while other arrangements are not subject to such a limit. At December 31, 2010, we do not believe that our future obligations under any of these agreements will be material to us.

- Separate Account assets - Certain Separate Account assets associated with the Large Case Pensions business represent funds maintained as a contractual requirement to fund specific pension annuities that we have guaranteed. Minimum contractual obligations underlying the guaranteed benefits in these Separate Accounts were $3.8 billion and $4.0 billion at December 31, 2010 and 2009, respectively. Refer to Note 2 beginning on page 57 for additional information on Separate Accounts. Contract holders assume all investment and mortality risk and are required to maintain Separate Account balances at or above a specified level. The level of required funds is a function of the risk underlying the Separate Accounts' investment strategy. If contract holders do not maintain the required level of Separate Account assets to meet the annuity guarantees, we would establish an additional liability. Contract holders' balances in the Separate Accounts at December 31, 2010 exceeded the value of the guaranteed benefit obligation. As a result, we were not required to maintain any additional liability for our related guarantees at December 31, 2010.

Guaranty Fund Assessments, Market Stabilization and Other Non-Voluntary Risk Sharing Pools

Under guaranty fund laws existing in all states, insurers doing business in those states can be assessed (up to prescribed limits) for certain obligations of insolvent insurance companies to policyholders and claimants. The health insurance guaranty associations in which we participate that operate under these laws respond to insolvencies of long-term care insurers as well as health insurers. Our assessments generally are based on a formula relating to our premiums in the state compared to the premiums of other insurers. Certain states allow recoverability of assessments as offsets to premium taxes. Some states have similar laws relating to HMOs. The Pennsylvania Insurance Commissioner has placed long-term care insurer Penn Treaty Network America Insurance Company and one of its subsidiaries (collectively, "Penn Treaty") in rehabilitation, an intermediate action before insolvency, and has petitioned a state court for liquidation. If Penn Treaty is declared insolvent and placed in liquidation, we and other insurers likely would be assessed over a period of years by guaranty associations for the payments the guaranty associations are required to make to Penn Treaty policyholders. We are currently unable to predict the ultimate outcome of, or reasonably estimate the loss or range of losses resulting from, this potential insolvency because we cannot predict when the state court will render a decision, the amount of the insolvency, if any, the amount and timing of associated guaranty association assessments or the amount or availability of potential offsets, such as premium tax offsets. It is reasonably possible that in future reporting periods we may record a liability and expense relating to Penn Treaty or other insolvencies which could have a material adverse effect on our operating results, financial position and cash flows. While we have historically recovered more than half of guaranty fund assessments through statutorily permitted premium tax offsets, significant increases in assessments could jeopardize future recovery of these assessments.

HMOs in certain states in which we do business are subject to assessments, including market stabilization and other risk-sharing pools, for which we are assessed charges based on incurred claims, demographic membership mix and other factors. We establish liabilities for these assessments based on applicable laws and regulations. In certain states, the ultimate assessments we pay are dependent upon our experience relative to other entities subject to the assessment and the ultimate liability is not known at the balance sheet date. While the ultimate amount of the assessment is dependent upon the experience of all pool participants, we believe we have adequate reserves to cover such assessments.

Litigation and Regulatory Proceedings

Out-of-Network Benefit Proceedings

We are named as a defendant in several purported class actions and individual lawsuits arising out of our practices related to the payment of claims for services rendered to our members by health care providers with whom we do not have a contract ("out-of-network providers"). Other major health insurers are also the subject of similar litigation or have settled similar litigation. Among other things, these lawsuits allege that we paid too little to our health plan members and/or providers for these services, among other reasons, because of our use of data provided by Ingenix, Inc., a subsidiary of one of our competitors ("Ingenix").

Various plaintiffs who are health care providers or medical associations seek to represent nationwide classes of out-of-network providers who provided services to our members during the period from 2001 to the present. Various plaintiffs who are members in our health plans seek to represent nationwide classes of our members who received services from out-of-network providers during the period from 2001 to the present. Taken together, these lawsuits allege that we violated state law, the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), the Racketeer Influenced and Corrupt Organizations Act and federal antitrust laws, either acting alone or in concert with our competitors. The purported classes seek reimbursement of all unpaid benefits, recalculation and repayment of deductible and coinsurance amounts, unspecified damages and treble damages, statutory penalties, injunctive and declaratory relief, plus interest, costs and attorneys' fees, and seek to disqualify us from acting as a fiduciary of any benefit plan that is subject to ERISA. Individual lawsuits that generally contain similar allegations and seek similar relief have been brought by a health plan member and by out-of-network providers.

The first class action case was commenced on July 30, 2007. The federal Judicial Panel on Multi-District Litigation (the "MDL Panel") has consolidated these class action cases in the U.S. District Court for the District of New Jersey under the caption *In re: Aetna UCR Litigation,* MDL No. 2020 ("MDL 2020"). In addition, the MDL Panel has transferred the individual lawsuits to MDL 2020. Discovery is substantially complete in MDL 2020, several motions are pending, and briefing on class certification has been completed. The court has not set a trial date or a timetable for deciding class certification or other pending motions. We intend to vigorously defend ourselves against the claims brought in these cases.

We also have received subpoenas and/or requests for documents and other information from, and been investigated by, attorneys general and other state and/or federal regulators, legislators and agencies relating to our out-of-network benefit payment practices. It is reasonably possible that others could initiate additional litigation or additional regulatory action against us with respect to our out-of-network benefit payment practices.

CMS Actions

Effective April 21, 2010, CMS imposed intermediate sanctions on us, suspending the enrollment of and marketing to new members of all Aetna Medicare Advantage and Standalone PDP contracts. The sanctions relate to our compliance with certain Medicare Part D requirements. The suspension does not affect our current Medicare enrollees who stay in their existing plans. CMS has granted us a limited waiver of these sanctions to allow us to continue to enroll eligible members into existing, contracted group Aetna Medicare Advantage Plans and Standalone PDPs through March 31, 2011. As a result of these sanctions, our 2011 Medicare membership was adversely affected because we did not participate in the 2010 open enrollment for individual 2011 Medicare plans, which occurred between November 15, 2010 and December 31, 2010. We are cooperating fully with CMS on its review and are working to resolve the issues CMS has raised as soon as possible. If the CMS sanctions remain in effect or we fail to obtain extensions of the limited waiver through the end of those sanctions, our Medicare membership and operating results could be adversely affected.

CMS regularly audits our performance to determine our compliance with CMS's regulations, our contracts with CMS and the quality of services we provide to our Medicare members. CMS uses various payment mechanisms to allocate and adjust premium payments to our and other companies' Medicare plans by considering the applicable health status of Medicare members as supported by information maintained and provided by health care providers. We collect claim and encounter data from providers and generally rely on providers to appropriately code their submissions and document their medical records. Medicare Advantage plans and PDPs receive increased premiums for members who have certain medical conditions identified with specific health condition codes. Federal regulators review and audit the providers' medical records and related health condition codes that determine the members' health status and the resulting premium payments to us. CMS has instituted risk adjustment data validation ("RADV") audits of various Medicare Advantage plans, including two of Aetna's contracts for the 2007 contract year. Although these two audits are ongoing, we do not believe that they will have a material impact on our operating results, financial position or cash flows.

We believe that the OIG also is auditing risk adjustment data, and we expect CMS and the OIG to continue auditing risk adjustment data for the 2007 contract year and beyond. Aetna and other Medicare Advantage organizations have provided comments to CMS in response to CMS's December 2010 proposed RADV sampling and payment error calculation methodology by which CMS proposes to calculate and extrapolate RADV audit payment error rates for, and determine premium refunds payable by, Medicare Advantage plans. Our concerns with CMS's proposed methodology include the fact that the proposed methodology does not take into account the "error rate" in the original Medicare fee-for-service data that was used to develop the risk adjustment system and that retroactive audit and payment adjustments undermine the actuarial soundness of Medicare Advantage bids. CMS has indicated that it may make retroactive contract-level premium payment adjustments based on the results of these RADV audits, which could occur as early as 2011. CMS's premium adjustments could be implemented prior to our, or other Medicare Advantage plans, having an opportunity to appeal the audit or payment error calculation results or methodology. We are unable to predict the ultimate outcome of CMS's final RADV audit methodology, other audits for the 2007 contract year or subsequent contract years, the amounts of any retroactive refunds of, or prospective adjustments to, premium payments made to us, or whether any audit findings would cause a change to our method of estimating future premium revenue in bid submissions to CMS for the current or future contract years or compromise premium assumptions made in our bids for prior contract years. Any premium refunds or adjustments resulting from regulatory audits, including those resulting from CMS's selection of its final RADV audit methodology, whether as a result of RADV or other audits by CMS or OIG or otherwise, could be material and could adversely affect our operating results, financial position and cash flows.

Other Litigation and Regulatory Proceedings
We are involved in numerous other lawsuits arising, for the most part, in the ordinary course of our business operations, including employment litigation and claims of bad faith, medical malpractice, non-compliance with state and federal regulatory regimes, marketing misconduct, failure to timely or appropriately pay medical and/or group insurance claims (including post-payment audit and collection practices), rescission of insurance coverage, improper disclosure of personal information, patent infringement and other intellectual property litigation and other litigation in our Health Care and Group Insurance businesses. Some of these other lawsuits are or are purported to be class actions. We intend to vigorously defend ourselves against the claims brought in these matters.

In addition, our operations, current and past business practices, current and past contracts, and accounts and other books and records are subject to routine, regular and special investigations, audits, examinations and reviews by, and from time to time we receive subpoenas and other requests for information from, CMS, various state insurance and health care regulatory authorities, state attorneys general, the Center for Consumer Information and Insurance Oversight, the Office of the Inspector General, the Office of Personnel Management, committees, subcommittees and members of the U.S. Congress, the U.S. Department of Justice, U.S. attorneys and other state and federal governmental authorities. These government actions include inquiries by, and testimony before, certain members, committees and subcommittees of the U.S. Congress regarding certain of our current and past business practices, including our overall claims processing and payment practices, our business practices with respect to our small group products, student health products or individual customers (such as market withdrawals, rating information, premium increases and medical benefit ratios), executive compensation matters and travel and entertainment expenses, in connection with their consideration of health care reform measures, as well as the investigations by, and subpoenas and requests from, attorneys general and others described above under "Out-of-Network Benefit Proceedings." There also continues to be heightened review by regulatory authorities of and increased litigation regarding the health care benefits industry's business and reporting practices, including premium rate increases, utilization management, complaint and grievance processing, information privacy, provider network structure (including the use of performance-based networks), delegated arrangements, rescission of insurance coverage, limited benefit health products, student health products, pharmacy benefit management practices and claim payment practices (including payments to out-of-network providers). As a leading national health care benefits company, we regularly are the subject of such government actions. These government actions may prevent or delay us from implementing planned premium rate increases and may result, and have resulted, in restrictions on our business, changes to or clarifications of our business practices, retroactive adjustments to premiums, refunds to members, assessments of damages, civil or criminal fines or penalties, or other sanctions, including the possible loss of licensure or suspension or exclusion from participation in government programs, including the actions taken by CMS that are described above under "CMS Actions."

Estimating the probable losses or a range of probable losses resulting from litigation, government actions and other legal proceedings is inherently difficult and requires an extensive degree of judgment, particularly where the matters involve indeterminate claims for monetary damages, may involve fines, penalties or punitive damages that are discretionary in amount, involve a large number of claimants or regulatory authorities, represent a change in regulatory policy, present novel legal theories, are in the early stages of the proceedings, are subject to appeal or could result in a change in business practices. In addition, because most legal proceedings are resolved over long periods of time, potential losses are subject to change due to, among other things, new developments, changes in litigation strategy, the outcome of intermediate procedural and substantive rulings and other parties' settlement posture and their evaluation of the strength or weakness of their case against us. We are currently unable to predict the ultimate outcome of, or reasonably estimate the losses or a range of losses resulting from, the matters described above, and it is reasonably possible that their outcome could be material to us.

Other Obligations

We have operating leases for office space and certain computer and other equipment. Rental expenses for these items were $152 million, $170 million and $176 million in 2010, 2009 and 2008, respectively. The future net minimum payments under non-cancelable leases for 2011 through 2015 are estimated to be $133 million, $92 million, $55 million, $43 million and $33 million, respectively.

We also have funding obligations relating to equity limited partnership investments and commercial mortgage loans. The funding requirements for equity limited partnership investments and commercial mortgage loans for 2011 through 2015 are estimated to be $109 million, $56 million, $32 million, $16 million and $15 million, respectively.

19. Segment Information

Our operations are conducted in three business segments: Health Care, Group Insurance and Large Case Pensions. Our Corporate Financing segment is not a business segment; it is added to our business segments in order to reconcile to our consolidated results. The Corporate Financing segment includes interest expense on our outstanding debt and the financing components of our pension and OPEB plan expense (the service cost components of this expense are allocated to our business segments).

Summarized financial information of our segment operations in 2010, 2009 and 2008 were as follows:

(Millions)	Health Care	Group Insurance	Large Case Pensions	Corporate Financing	Total Company
2010					
Revenue from external customers	**$ 31,023.9**	**$ 1,776.1**	**$ 162.2**	**$ -**	**$ 32,962.2**
Net investment income	**418.8**	**275.1**	**362.4**	**-**	**1,056.3**
Interest expense	**-**	**-**	**-**	**254.6**	**254.6**
Depreciation and amortization expense	**437.5**	**6.9**	**-**	**-**	**444.4**
Income taxes (benefits)	**954.2**	**53.0**	**5.0**	**(134.8)**	**877.4**
Operating earnings (loss) [1]	**1,650.1**	**128.0**	**27.8**	**(250.5)**	**1,555.4**
Segment assets	**20,881.5**	**5,039.3**	**11,818.6**	**-**	**37,739.4**
2009					
Revenue from external customers	$ 31,631.6	$ 1,827.1	$ 183.8	$ -	$ 33,642.5
Net investment income	392.5	274.1	369.8	-	1,036.4
Interest expense	-	-	-	243.4	243.4
Depreciation and amortization expense	409.1	6.9	-	-	416.0
Income taxes (benefits)	744.9	38.7	8.5	(167.4)	624.7
Operating earnings (loss) [1]	1,412.7	103.8	32.2	(310.8)	1,237.9
Segment assets	20,734.7	4,967.4	12,848.3	-	38,550.4
2008					
Revenue from external customers	$ 28,709.9	$ 1,781.5	$ 205.2	$ -	$ 30,696.6
Net investment income	341.3	240.4	328.3	-	910.0
Interest expense	-	-	-	236.4	236.4
Depreciation and amortization expense	371.4	6.9	-	-	378.3
Income taxes (benefits)	875.1	(54.2)	1.2	(32.0)	790.1
Operating earnings (loss) [1]	1,802.3	136.8	38.8	(57.0)	1,920.9
Segment assets	18,754.5	4,435.0	12,663.0	-	35,852.5

(1) Operating earnings (loss) excludes net realized capital gains or losses and the other items described in the reconciliation on page 96.

A reconciliation of operating earnings [1] to net income in 2010, 2009 and 2008 was as follows:

(Millions)	2010	2009	2008
Operating earnings	**$ 1,555.4**	$ 1,237.9	$ 1,920.9
Net realized capital gains (losses)	**183.8**	55.0	(482.3)
Transaction-related costs	**(43.1)**	-	-
Litigation-related insurance proceeds	**101.5**	24.9	-
Severance and facilities charge	**(30.8)**	(60.9)	(35.6)
ESI settlement	**-**	19.6	-
Contribution for the establishment of an out-of-network pricing database	**-**	-	(20.0)
Allowance on reinsurance recoverable	**-**	-	(27.4)
Reduction of reserve for anticipated future losses on discontinued products	**-**	-	28.5
Net income	**$ 1,766.8**	$ 1,276.5	$ 1,384.1

(1) In addition to net realized capital gains (losses), the following other items are excluded from operating earnings because we believe they neither relate to the ordinary course of our business nor reflect our underlying business performance:

- In 2010, we recorded transaction related costs of $43.1 million ($66.2 million pretax). These costs related to our Pharmacy Benefit Management Subcontract Agreement with CVS Caremark Corporation and the announced acquisition of Medicity.
- Following a Pennsylvania Supreme Court ruling in June 2009, we recorded proceeds of $101.5 million ($156.3 million pretax) in 2010 and $24.9 million ($38.2 million pretax) in 2009 from our liability insurers related to certain litigation we settled in 2003.
- In 2010, 2009 and 2008, we recorded severance and facilities charges of $30.8 million ($47.4 million pretax), $60.9 million ($93.7 million pretax) and $35.6 million ($54.7 million pretax), respectively. The 2010 severance and facilities charges related to actions taken in 2010 or committed to be taken in 2011. The 2009 and 2008 severance and facilities charges related to actions previously taken.
- In 2009, we reached an agreement with Express Scripts, Inc. and one of its subsidiaries (collectively "ESI") to settle certain litigation in which we were the plaintiff. Under the applicable settlement, we received approximately $19.6 million ($30.2 million pretax), net of fees and expenses, in 2009.
- As a result of our agreement with the New York Attorney General to discontinue the use of Ingenix databases at a future date, in 2008 we committed to contribute $20.0 million to a non-profit organization to help create a new independent database for determining out-of-network reimbursement rates. We made that contribution in October, 2009.
- As a result of the liquidation proceedings of Lehman Re Ltd. ("Lehman Re"), a subsidiary of Lehman Brothers Holdings Inc., we recorded an allowance against our reinsurance recoverable from Lehman Re of $27.4 million ($42.2 million pretax) in 2008. This reinsurance is on a closed block of paid-up group whole life insurance business.
- In 1993, we discontinued the sale of our fully guaranteed large case pension products and established a reserve for anticipated future losses on these products, which we review quarterly. Changes in this reserve are recognized when deemed appropriate. We reduced the reserve for anticipated future losses on discontinued products by $28.5 million ($43.8 million pretax) in 2008.

Revenues from external customers by product in 2010, 2009 and 2008 were as follows:

(Millions)	2010	2009	2008
Health care premiums	**$ 27,610.6**	$ 28,243.8	$ 25,507.3
Health care fees and other revenue	**3,413.3**	3,387.8	3,202.6
Group life	**1,084.9**	1,095.6	1,065.2
Group disability	**639.1**	663.7	630.0
Group long-term care	**52.1**	67.8	86.3
Large case pensions	**162.2**	183.8	205.2
Total revenue from external customers [1] [2]	**$ 32,962.2**	$ 33,642.5	$ 30,696.6

(1) All within the U.S., except approximately $429 million, $240 million and $145 million in 2010, 2009 and 2008, respectively, which were derived from foreign customers.

(2) Revenue from the U.S. federal government was $7.5 billion, $7.2 billion and $6.2 billion in 2010, 2009 and 2008, respectively, in the Health Care and Group Insurance segments. These amounts exceeded 10 percent of our total revenue from external customers in each of 2010, 2009 and 2008.

The following is a reconciliation of revenue from external customers to total revenues included in our statements of income in 2010, 2009 and 2008:

(Millions)	2010	2009	2008
Revenue from external customers	**$ 32,962.2**	$ 33,642.5	$ 30,696.6
Net investment income	**1,056.3**	1,036.4	910.0
ESI settlement [(1)]	**-**	30.2	-
Net realized capital gains (losses)	**227.5**	55.0	(655.9)
Total revenue	**$ 34,246.0**	$ 34,764.1	$ 30,950.7

(1) In 2009, we reached an agreement with ESI to settle certain litigation in which we were the plaintiff. Under the applicable settlement, we received approximately $19.6 million ($30.2 million pretax), net of fees and expenses, in 2009.

Long-lived assets, principally within the U.S., were $529 million and $551 million at December 31, 2010 and 2009, respectively.

20. Discontinued Products

Prior to 1993, we sold single-premium annuities ("SPAs") and guaranteed investment contracts ("GICs"), primarily to employer sponsored pension plans. In 1993, we discontinued selling these products, and now we refer to these products as discontinued products.

We discontinued selling these products because they were generating losses for us, and we projected that they would continue to generate losses over their life (which is greater than 30 years); so we established a reserve for anticipated future losses at the time of discontinuance. This reserve represents the present value (at the risk-free rate of return at the time of discontinuance, consistent with the duration of the liabilities) of the difference between the expected cash flows from the assets supporting these products and the cash flows expected to be required to meet the obligations of the outstanding contracts. Because we projected anticipated cash shortfalls in our discontinued products, at the time of discontinuance we established a receivable from Large Case Pensions' continuing products (which is eliminated in consolidation).

Key assumptions in setting this reserve include future investment results, payments to retirees, mortality and retirement rates and the cost of asset management and customer service. In 1997, we began the use of a bond default assumption to reflect historical default experience. In 1995, we modified the mortality tables used in order to reflect a more up-to-date 1994 Uninsured Pensioner's Mortality table. Other than these changes, since 1993 there have been no significant changes to the assumptions underlying the reserve.

We review the adequacy of this reserve quarterly based on actual experience. As long as our expectation of future losses remains consistent with prior projections, the results of the discontinued products are applied to the reserve and do not affect net income. However, if actual or expected future losses are greater than we currently estimate, we may have to increase the reserve, which could adversely impact net income. If actual or expected future losses are less than we currently estimate, we may have to decrease the reserve, which could favorably impact net income. The current reserve reflects management's best estimate of anticipated future losses. The reserve for anticipated future losses is included in future policy benefits on our balance sheet.

As a result of this review, the reserve at December 31, 2010 and 2009 reflect management's best estimate of anticipated future losses. In the year ended December 31, 2008, $44 million ($29 million after tax) of the reserve was released due to favorable mortality and retirement experience compared to assumptions we previously made in estimating the reserve.

The activity in the reserve for anticipated future losses on discontinued products in 2010, 2009 and 2008 was as follows (pretax):

(Millions)	2010	2009	2008
Reserve, beginning of period	$ 789.2	$ 790.4	$ 1,052.3
Operating losses	(15.4)	(34.8)	(93.4)
Net realized capital gains (losses)	111.0	(8.5)	(124.7)
Cumulative effect of new accounting standard as of April 1, 2009 [1]	-	42.1	-
Reserve reduction	-	-	(43.8)
Reserve, end of period	$ 884.8	$ 789.2	$ 790.4

(1) The adoption of new accounting guidance from other-than-temporary impairments of debt securities in 2009 resulted in a cumulative effect adjustment at April 1, 2009. Refer to Note 2 beginning on page 57 for additional information. This amount is not reflected in accumulated other comprehensive loss and retained earnings in our shareholders' equity since the results of discontinued products do not impact our operating results.

During the year ended December 31, 2010, our discontinued products reflected net realized capital gains primarily attributable to gains from the sale of debt securities and investment real estate and an operating loss. During the years ended December 31, 2009 and 2008 our discontinued products reflected operating losses and net realized capital losses, both attributable to the unfavorable investment conditions that existed from the latter half of 2008 through the second quarter of 2009. We evaluated the operating loss in 2010 against our expectations of future cash flows assumed in estimating the reserve and concluded that no adjustment to the reserve was required at December 31, 2010.

The anticipated run-off of the discontinued products reserve balance at December 31, 2010 (assuming that assets are held until maturity and that the reserve run-off is proportional to the liability run-off) is as follows:

(Millions)	
2011	$ 45.5
2012	44.9
2013	44.0
2014	43.0
2015	42.0
Thereafter	665.4

Assets and liabilities supporting discontinued products at December 31, 2010 and 2009 were as follows: [1]

(Millions)	2010	2009
Assets:		
Debt and equity securities available-for-sale	$ 2,610.3	$ 2,507.7
Mortgage loans	498.8	543.9
Other investments	603.2	630.2
Total investments	3,712.3	3,681.8
Other assets	90.4	118.6
Collateral received under securities loan agreements	35.1	33.4
Current and deferred income taxes	20.7	51.5
Receivable from continuing products [2]	492.4	463.4
Total assets	$ 4,350.9	$ 4,348.7
Liabilities:		
Future policy benefits	$ 3,162.2	$ 3,301.0
Policyholders' funds	10.2	12.1
Reserve for anticipated future losses on discontinued products	884.8	789.2
Collateral payable under securities loan agreements	35.1	33.4
Other liabilities [3]	258.6	213.0
Total liabilities	$ 4,350.9	$ 4,348.7

(1) Assets supporting the discontinued products are distinguished from assets supporting continuing products.
(2) The receivable from continuing products is eliminated in consolidation.
(3) Net unrealized capital gains on available-for-sale debt securities are included in other liabilities and are not reflected in consolidated shareholders' equity.

The discontinued products investment portfolio has changed since inception. Mortgage loans have decreased from $5.4 billion (37% of the investment portfolio) at December 31, 1993 to $499 million (13% of the investment portfolio) at December 31, 2010. This was a result of maturities, prepayments and the securitization and sale of commercial mortgages. Also, real estate decreased from $500 million (4% of the investment portfolio) at December 31, 1993 to $50 million (1% of the investment portfolio) at December 31, 2010, primarily as a result of sales. The resulting proceeds were primarily reinvested in debt and equity securities. Over time, the then-existing mortgage loan and real estate portfolios and the reinvested proceeds have resulted in greater investment returns than we originally assumed in 1993.

At December 31, 2010, the expected run-off of the SPA and GIC liabilities, including future interest, were as follows:

(Millions)		
2011	$	**437.6**
2012		**420.7**
2013		**408.2**
2014		**384.8**
2015		**367.8**
Thereafter		**4,804.5**

The expected run-off of the SPA and GIC liabilities can vary from actual due to several factors, including, among other things, contract holders redeeming their contracts prior to contract maturity or additional amounts received from existing contracts. The liability expected at December 31, 1993 and actual liability balances at December 31, 2010, 2009 and 2008 for the GIC and SPA liabilities were as follows:

	Expected		Actual	
(Millions)	**GIC**	**SPA**	**GIC**	**SPA**
2008	$ 20.4	$ 3,261.2	$ 16.7	$ 3,446.4
2009	19.1	3,103.9	12.1	3,301.0
2010	**18.0**	**2,943.5**	**10.2**	**3,162.2**

The GIC balances were lower than expected in each period because several contract holders redeemed their contracts prior to contract maturity. The SPA balances in each period were higher than expected because of additional amounts received under existing contracts.

The distributions on our discontinued products consisted of scheduled contract maturities, settlements and benefit payments of $432.2 million, $447.1 million and $454.3 million for the years ended December 31, 2010, 2009 and 2008, respectively. Participant-directed withdrawals of our discontinued products were not significant in the years ended December 31, 2010, 2009 and 2008, respectively. Cash required to fund these distributions was provided by earnings and scheduled payments on, and sales of, invested assets.

Management's Report on Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting ("ICOFR") for the Company. ICOFR is defined as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Our ICOFR process includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements.

Because of its inherent limitations, ICOFR may not prevent or detect misstatements. Further, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Under the supervision and with the participation of management, including our Chief Executive and Chief Financial Officers, management assessed the effectiveness of our ICOFR at December 31, 2010. In making this assessment, management used the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in "*Internal Control – Integrated Framework.*" Based on this assessment, management concluded that our ICOFR was effective at December 31, 2010. Our ICOFR as well as our consolidated financial statements have been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included on page 101.

Management's Responsibility for Financial Statements
Management is responsible for our consolidated financial statements, which have been prepared in accordance with GAAP. Management believes the consolidated financial statements, and other financial information included in this report, fairly present in all material respects our financial position, results of operations and cash flows as of and for the periods presented in this report.

The financial statements are the product of a number of processes that include the gathering of financial data developed from the records of our day-to-day business transactions. Informed judgments and estimates are used for those transactions not yet complete or for which the ultimate effects cannot be measured precisely. We emphasize the selection and training of personnel who are qualified to perform these functions. In addition, our personnel are subject to rigorous standards of ethical conduct that are widely communicated throughout the organization.

The Audit Committee of Aetna's Board of Directors engages KPMG LLP, an independent registered public accounting firm, to audit our consolidated financial statements and express their opinion thereon. Members of that firm also have the right of full access to each member of management in conducting their audits. The report of KPMG LLP on their audit of our consolidated financial statements appears on page 101.

Audit Committee Oversight
The Audit Committee of Aetna's Board of Directors is comprised solely of independent directors. The Audit Committee meets regularly with management, our internal auditors and KPMG LLP to oversee and monitor the work of each and to inquire of each as to their assessment of the performance of the others in their work relating to our consolidated financial statements and ICOFR. Both KPMG LLP and our internal auditors have, at all times, the right of full access to the Audit Committee, without management present, to discuss any matter they believe should be brought to the attention of the Audit Committee.



KPMG LLP
One Financial Plaza
755 Main Street
Hartford, CT 06103

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Aetna Inc.:

We have audited the accompanying consolidated balance sheets of Aetna Inc. and subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2010. We also have audited the Company's internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.



Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with United States generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control - Integrated Framework* issued by COSO.

KPMG LLP

February 25, 2011

Quarterly Data (Unaudited)

(Millions, except per share and common stock data)	First	Second	Third	Fourth
2010				
Total revenue	**$ 8,621.5**	**$ 8,545.8**	**$ 8,538.8**	**$ 8,539.9**
Income before income taxes	**$ 801.0**	**$ 763.5**	**$ 767.2**	**$ 312.5**
Income taxes	**(238.4)**	**(272.5)**	**(269.6)**	**(96.9)**
Net income	**$ 562.6**	**$ 491.0**	**$ 497.6**	**$ 215.6**
Net income per share - basic (1)	**$ 1.30**	**$ 1.16**	**$ 1.21**	**$ .54**
Net income per share - diluted (1)	**1.28**	**1.14**	**1.19**	**.53**
Dividends declared per share	**$ -**	**$ -**	**$ .04**	**$ -**
Common stock prices, high	**35.38**	**35.17**	**31.61**	**31.99**
Common stock prices, low	**28.63**	**26.38**	**25.99**	**29.62**
2009				
Total revenue	$ 8,614.7	$ 8,670.8	$ 8,722.4	$ 8,756.2
Income before income taxes	$ 668.9	$ 515.4	$ 478.3	$ 238.6
Income taxes	(231.1)	(168.8)	(152.1)	(72.7)
Net income	$ 437.8	$ 346.6	$ 326.2	$ 165.9
Net income per share - basic (1)	$ .97	$ .78	$ .75	$ .38
Net income per share - diluted (1)	.95	.77	.73	.38
Dividends declared per share	$ -	$ -	$ .04	$ -
Common stock prices, high	34.52	27.72	31.16	34.04
Common stock prices, low	18.99	21.88	24.05	25.22

(1) Calculation of net income per share is based on weighted average shares outstanding during each quarter and, accordingly, the sum may not equal the total for the year.

Corporate Performance Graph

The following graph compares the cumulative total shareholder return on our common stock (assuming reinvestment of dividends) with the cumulative total return on the published Standard & Poor's 500 Stock Index ("S&P 500") and the cumulative total return on the published Morgan Stanley Healthcare Payors Index ("MSHPI") from December 31, 2005 through December 31, 2010. The graph assumes a $100 investment in shares of our common stock on December 31, 2005.



Cumulative Total Return from December 31, 2005 to December 31, 2010 of Aetna Common Stock, S&P 500 and MSHPI
Index Value
$ 140.00
$ 120.00
$ 100.00
$ 80.00
$ 60.00
$ 40.00
$ 20.00
$ -

	2005	2006	2007	2008	2009	2010
AET	$ 100.00	$ 91.66	$ 122.64	$ 60.65	$ 67.54	$ 65.09
S&P	100.00	115.79	122.16	76.96	97.33	111.99
MSHPI (1)	100.00	106.67	123.96	56.04	86.01	98.93

(1) At December 31, 2010, the companies included in the MSHPI were: Aetna Inc., Amerigroup Corporation, Centene Corporation, CIGNA Corporation, Coventry Health Care, Inc., Health Net, Inc., Humana Inc., Molina Healthcare, Inc., UnitedHealth Group Incorporated, Wellcare Health Plans Inc. and Wellpoint, Inc.

Shareholder returns over the period shown on the corporate performance graph should not be considered indicative of future shareholder returns.

BOARD OF DIRECTORS, MANAGEMENT AND CORPORATE SECRETARY

Board of Directors

Mark T. Bertolini
Chief Executive Officer and President
Aetna Inc.

Frank M. Clark
Chairman and Chief Executive Officer
Commonwealth Edison Company

Betsy Z. Cohen
Chief Executive Officer
The Bancorp, Inc.

Molly J. Coye, M.D.
Chief Innovation Officer
UCLA Health System

Roger N. Farah
President, Chief Operating Officer and Director
Polo Ralph Lauren Corporation

Barbara Hackman Franklin
President and Chief Executive Officer
Barbara Franklin Enterprises
Former U.S. Secretary of Commerce

Jeffrey E. Garten
Juan Trippe Professor in the Practice of International Trade, Finance and Business
Yale University

Earl G. Graves *
Chairman
Earl G. Graves, Ltd.
Publisher
Black Enterprise magazine

Gerald Greenwald
Founding Principal
Greenbriar Equity Group
Retired Chairman and Chief Executive Officer
UAL Corporation

Ellen M. Hancock
Former President
Jazz Technologies, Inc.
Former Chairman and Chief Executive Officer
Exodus Communications, Inc.

Richard J. Harrington
Chairman
The Cue Ball Group
Former President and Chief Executive Officer
The Thomson Corporation

Edward J. Ludwig
Chairman of the Board and Chief Executive Officer
Becton, Dickinson and Company

Joseph P. Newhouse
John D. MacArthur Professor of Health Policy and Management
Harvard University

Ronald A. Williams **
Chairman
Aetna Inc.

Management

Ronald A. Williams **
Chairman

Mark T. Bertolini
Chief Executive Officer and President

William J. Casazza
Senior Vice President and General Counsel

Jeff D. Emerson
Senior Vice President
Health Care Management and Regions

Patricia A. Farrell
Senior Vice President
National, Government and Specialty Products

Margaret M. McCarthy
Executive Vice President
Operations and Technology

Frank G. McCauley
Senior Vice President
Local Employers and Consumers

Robert M. Mead
Senior Vice President
Marketing, Product and Communications

Sandip Patel
Senior Vice President
Aetna International

Lonny Reisman, M.D.
Senior Vice President and Chief Medical Officer

Elease E. Wright
Senior Vice President
Human Resources

Joseph M. Zubretsky
Senior Executive Vice President and Chief Financial Officer

Corporate Secretary

Judith H. Jones
Vice President and Corporate Secretary

* *Mr. Graves will not stand for re-election at the 2011 Annual Meeting of Shareholders and will retire from the Board at that time.*

** *Mr. Williams will retire from Aetna on April 8, 2011, at which time Mr. Bertolini will become Chairman.*

SHAREHOLDER INFORMATION

Annual Meeting
The annual meeting of shareholders of Aetna Inc. ("Aetna" or the "Company") will be held on Friday, May 20, 2011, at Le Méridien Philadelphia in Philadelphia, Pennsylvania.

Corporate Headquarters
151 Farmington Avenue
Hartford, CT 06156
Phone: 860-273-0123

Stock Exchange Listing
Aetna's common shares are listed on the New York Stock Exchange ("NYSE"). The NYSE symbol for the common shares is AET. As of January 31, 2011, there were 9,062 record holders of Aetna's common shares.

Website Access to Aetna's Periodic and Current Reports and Corporate Governance Materials
Aetna makes available free of charge through its website at **www.aetna.com** its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after Aetna electronically files or furnishes such materials with the U.S. Securities and Exchange Commission (the "SEC"). Aetna also makes available free of charge through its website the Company's Annual Report, Financial Report to Shareholders, Proxy Statements and quarterly financial results. **Shareholders may request printed copies of these reports free of charge by calling 1-800-237-4273.**

Aetna's Annual Report on Form 10-K provides additional details about the Company's business as well as other financial information not included in this Annual Report, Financial Report to Shareholders. **To receive a copy of the Annual Report on Form 10-K without charge, call 1-800-237-4273.**

Shareholders may call 1-800-237-4273 to listen to the Company's latest quarterly earnings release and dividend information.

Also available on Aetna's website at **www.aetna.com/governance** are the following Aetna corporate governance materials: Articles of Incorporation and By-Laws; Code of Conduct for Directors, officers and employees (and information regarding any amendments or waivers relating to Aetna's Directors, executive officers and principal financial and accounting officers or persons performing similar functions); Independence Standards for Directors; Corporate Governance Guidelines; Board of Directors; and Charters for the key standing Committees of the Board of Directors (Audit Committee, Committee on Compensation and Organization, Executive Committee, Investment and Finance Committee, Medical Affairs Committee, and Nominating and Corporate Governance Committee).

Section 16 reports are filed with the SEC by Aetna on behalf of Directors and those officers subject to Section 16 of the Securities Exchange Act of 1934, as amended, to reflect a change in their beneficial ownership of Aetna's securities. Such reports are available through Aetna's website at **www.aetna.com**.

The Audit Committee of the Board of Directors can be contacted confidentially by those seeking to raise concerns or complaints about the Company's accounting, internal accounting controls or auditing matters by calling AlertLine®, an independent toll-free service, at 1-888-891-8910 (available seven days a week, 24 hours a day), or by writing:

Corporate Compliance
P.O. Box 370205
West Hartford, CT 06137-0205

Anyone seeking to make their concerns known to Aetna's nonmanagement Directors or to send a communication to the entire Board of Directors may contact Aetna's Presiding Director, by writing to P.O. Box 370205, West Hartford, CT 06137-0205. All communications will be kept confidential and forwarded directly to the Presiding Director or the Board of Directors, as applicable. Aetna's Presiding Director, among other things, presides over the independent Directors' sessions. To contact Aetna's Chairman you may write to Chairman at Aetna Inc., 151 Farmington Avenue, Hartford, CT 06156.

Investor Relations
Securities analysts and institutional investors can contact:

Thomas F. Cowhey
Vice President, Investor Relations
Phone: 860-273-2402
Fax: 860-273-4191
e-mail address: CowheyT@aetna.com

Shareholder Services
Computershare Trust Company, N.A. ("Computershare"), Aetna's transfer agent and registrar, maintains a telephone response center and a website to service registered shareholder accounts. Registered shareholders may contact Computershare to inquire about replacement dividend checks, address changes, stock transfers and other account matters.

DirectSERVICE Investment Program
Current shareholders and new investors can purchase Aetna common shares and reinvest cash dividends through this program sponsored by Computershare.

Contacting Computershare by mail:

Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078

Contacting Computershare by telephone:

1-800-446-2617 or 1-781-575-2725

Contacting Computershare by Internet:

www.computershare.com/investor
Current registered shareholders who have a user ID and password can access account information under "Login." New users can click "Create Login" to set up their user ID and password for the first time.

New investors in the DirectSERVICE Investment Program:

Click "buy stock direct" and search by ticker symbol "AET" to view or print the plan materials and/or to open a new shareholder account completely online.

Electronic Delivery of Shareholder Materials
Shareholders may participate in a program to receive Aetna shareholder meeting materials online, including annual reports, notices of annual and special meetings, proxy statements and proxy cards online. To consent to receive annual meeting materials and materials for any special shareholder meeting over the internet rather than by mail, visit any one of the websites below that applies:

Beneficial Shareholder:
If you hold your stock through a bank or broker, you can enroll if your bank or broker is among the majority that participates in this electronic delivery service. You will need your account number. To enroll visit:
http://enroll.icsdelivery.com/aet

Registered Shareholder:
If your shares are registered directly in your name with Aetna's transfer agent, Computershare, to enroll visit:
www.computershare-na.com/green/

Other Shareholder Inquiries

Office of the Corporate Secretary
Aetna Inc.
151 Farmington Avenue, RW61
Hartford, CT 06156-3215
Fax: 860-293-1361
E-mail address: **ShareholderRelations@aetna.com**

Aetna Equity-Based Grant Participants and Aetna Employee Stock Purchase Plan Participants

Employees with outstanding equity-based grants (stock options, stock appreciation rights, market stock units, restricted stock units, performance stock units) or who own shares acquired through the Employee Stock Purchase Plan ("ESPP") should address all questions to UBS Financial Services, Inc. regarding their accounts, outstanding grants or shares received through exercises, market stock unit vesting, restricted stock unit vesting, performance stock unit vesting or ESPP purchases.

UBS Financial Services, Inc.
Corporate Employee Financial Services
499 Washington Boulevard, 9th Floor
Jersey City, NJ 07310 USA
Phone: 1-888-793-7631
(TTY for the hearing impaired: 1-877-352-3595)

Online access to UBS:
www.ubs.com/onesource/aet

www.aetna.com